Reliance
Industries Limited

RECEIVED
2009 MAR 25 A 7:26
OFFICE OF INTERNATIONAL

09045615

March 9, 2009

File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

SUPPL

Dear Sir,

Sub.: Amalgamation of Reliance Petroleum Limited with the Company

This is further to our letter dated March 2, 2009 addressed to you on the captioned subject. We are enclosing a copy each of the Notice convening separate Meetings of the Equity Shareholders, Secured Creditors (including Debentureholders) and Unsecured Creditors along with the Explanatory Statement and the Scheme of Amalgamation for your perusal and records.

Thanking you

Yours faithfully,
For **Reliance Industries Limited**

Shashikala Rao
Vice President - Corporate Secretarial

Encl.: As above

Dee 3/26

Reliance Industries Limited

MEETING OF THE EQUITY SHAREHOLDERS

Date : 4th April, 2009

Time : 11.00 a.m.

Venue : Birla Matushri Sabhagar,
19, Marine Lines,
Mumbai 400 020.

CONTENTS **PAGES**

For any clarifications regarding the scheme of amalgamation
please write to rplrilmerger.helpdesk@ril.com

IN THE HIGH COURT OF JUDICATURE AT BOMBAY
ORDINARY ORIGINAL CIVIL JURISDICTION
COMPANY APPLICATION NO. 288 OF 2009

In the matter of the Companies Act, 1956;

-And-

In the matter of Sections 391 to 394 of the Companies Act, 1956;

-And-

In the matter of Reliance Industries Limited, a company incorporated under the Companies Act, 1956 and having its registered office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai - 400 021;

-And-

In the matter of the Scheme of Amalgamation of Reliance Petroleum Limited with Reliance Industries Limited.

Reliance Industries Limited, a company incorporated under the }
Companies Act, 1956, and having its registered office at 3rd Floor, }
Maker Chambers IV, 222, Nariman Point, Mumbai - 400 021. } ...Applicant Company

NOTICE CONVENING THE MEETING OF THE EQUITY SHAREHOLDERS OF RELIANCE INDUSTRIES LIMITED

To,

The Equity Shareholders of Reliance Industries Limited (the "**Applicant Company**").

TAKE NOTICE that by an Order made on the 6th day of March, 2009, in the above Company Application, the High Court of Judicature at Bombay has directed that a meeting of the Equity Shareholders of the Applicant Company be convened and held on **Saturday, the 4th day of April, 2009 at 11:00 a.m. (1100 hours)** at Birla Matushri Sabhagar, 19 Marine Lines, Mumbai - 400 020, for the purpose of considering and, if thought fit, approving with or without modification(s), the Scheme of Amalgamation of Reliance Petroleum Limited with Reliance Industries Limited.

TAKE FURTHER NOTICE that in pursuance of the said Order and as directed therein, a meeting of the Equity Shareholders of the Applicant Company will be convened and held on **Saturday, the 4th day of April, 2009 at 11:00 a.m. (1100 hours)** at Birla Matushri Sabhagar, 19 Marine Lines, Mumbai - 400 020, at which time and place you are requested to attend.

TAKE FURTHER NOTICE that you may attend and vote at the said meeting in person or by proxy, provided that a proxy in the prescribed form, duly signed by you, or your authorised representative, is deposited at the registered office of the Applicant Company at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai- 400 021, not later than 48 hours before the commencement of the said meeting.

The High Court of Judicature at Bombay has appointed Mr. Justice B. N. Srikrishna (Retd.), in his absence Mr. M. L. Bhakta, independent director of the Applicant Company and in his absence Mr. Y. P. Trivedi, independent director of the Applicant Company, to be the Chairman of the said meeting.

A copy each of the Statement under Section 393 of the Companies Act, 1956, a copy of Scheme and a Form of Proxy is enclosed.

Justice B. N. Srikrishna (Retd.)
Chairman appointed for the meeting

Dated this 6th day of March, 2009

Registered Office:
3rd Floor, Maker Chambers IV,
222, Nariman Point,
Mumbai - 400 021.
Maharashtra.
India.

Notes:

(1) All alterations made in the Form of Proxy should be initialled.

(2) Only registered shareholders of the Applicant Company may attend and vote (either in person or by proxy) at the shareholders' meeting. The representative of a body corporate which is a registered Equity Shareholder of the Applicant Company may attend and vote at the Equity Shareholders' meeting provided a certified true copy of the resolution of the Board of Directors or other governing body of the body corporate is deposited at the registered office of the Applicant Company not later than 48 hours before the meeting authorising such representative to attend and vote at the Equity Shareholders' meeting

Enclosed: as above.

IN THE HIGH COURT OF JUDICATURE AT BOMBAY ORDINARY ORIGINAL CIVIL JURISDICTION COMPANY APPLICATION NO. 288 OF 2009

In the matter of the Companies Act, 1956;

-And-

In the matter of Sections 391 to 394 of the Companies Act, 1956;

-And-

In the matter of Reliance Industries Limited, a company incorporated under the Companies Act, 1956 and having its registered office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai - 400 021;

-And-

In the matter of the Scheme of Amalgamation of Reliance Petroleum Limited with Reliance Industries Limited.

Reliance Industries Limited, a company }
incorporated under the Companies Act, 1956,}
and having its registered office at 3rd Floor, }
Maker Chambers IV, 222, Nariman Point, }
Mumbai - 400 021. }...Applicant Company

EXPLANATORY STATEMENT UNDER SECTION 393 OF THE COMPANIES ACT, 1956

1. Pursuant to the Order dated March 6, 2009 passed by the High Court of Judicature at Bombay, in the Company Application referred to above, meetings of the equity shareholders, secured creditors (including debentureholders) and unsecured creditors of the Applicant Company are being convened and held for the purpose of considering and, if thought fit, approving with or without modification(s), the arrangement embodied in the Scheme of Amalgamation of Reliance Petroleum Limited (hereinafter referred to as **"RPL"** or the **"Transferor Company"** as the context may admit) a company incorporated under the Companies Act, 1956 **("Act")** into Reliance Industries Limited (hereinafter referred to as **"RIL"** or the **"Applicant Company"** or the **"Transferee Company"** as the context may admit), a company incorporated under the Act, under Sections 391 to 394 of the Act (the **"Scheme"**).

2. A copy of the Scheme, setting out the terms and conditions of the amalgamation of the Transferor Company with the Applicant Company, which has been approved by the Board of Directors of the Transferor Company and the Applicant Company at their respective meetings held on March 2, 2009, is attached to this Explanatory Statement.

3. The Applicant Company was incorporated as Mynylon Limited on May 8, 1973 in the State of Karnataka under the provisions of the Act. The name of the Applicant Company was subsequently changed to Reliance Textile Industries Limited on March 11, 1977. The place of the registered office of the Applicant Company was subsequently changed from the State of Karnataka to the State of Maharashtra on July 2, 1977. The name of the Applicant Company was again changed to Reliance Industries Limited on June 27, 1985. The Applicant Company has its registered office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai- 400 021, Maharashtra.

4. The objects for which the Applicant Company has been established are set out in its Memorandum of Association. The main objects, are set out hereunder:

   1. *To carry on the business of manufacturers, dealers, agents, factors, importers, exporters, merchants and financiers of all kinds of man made fibres and man made fibre yarns of all kinds, man made fibre cords of all kinds and man made fibre fabrics of all kinds, mixed with or without mixing, materials like woolen, cotton, metallic or any other fibres of vegetable, mineral or animal origin, manufacturing such man made fibres and man made fibre products of all description and kinds with or without mixing fibres of other origin as described above, by any process using petrochemicals of all description or by using vegetable or mineral oils or products of all description required to produce such man made fibres.*

   2. *To carry on the business of manufacturers, dealers, importers and exporters, merchants, agents, factors and financiers and particularly manufacturers, dealers, etc. of all types of petro-chemicals like Naphtha, Methane, Ethylene, Propylene, Butenes, Naphthalene, Cyclohexane, Cyclohexanone, Benzene, Phenol, Acetic Acid, Cellulose Acetate, Vinyl Acetates, Ammonia, Caprolactam, Adipic Acid, Hexamethylene, Diamine Nylon, Nylon-6, Nylon 6.6, Nylon 6.10, Nylon 6.11, Nylon 7, their fibres, castings, mouldings, sheets, rods, etc., Ortho-xylene, Phthalic Anhydride, Alkyd Resins, Polyester fibres and films, mixed Xylenes, Paraxylene, Meta-xylene, Toluene, Cumene, Phenol, Styrene, Synthetic Rubbers, Butenes, Butadiene, Methacrolein, Maleic Anhydride, Methacrylates, Alkyd resins, Urea, Methanol formaldehyde, UF, PF and MF resins, Hydrogen-cyanide, Poly-methyl Methacrylate, Acetylene, P.V.C. Polyethylene, Ethylene, dichloride Ethylene oxide, Ethyleneglycol, Ployglyclos, Polyurethanes, Paraxylenes, Polystyrenes, Polypropylene, Isopropanol, Acetone, Propylene oxide, Propylene glycol, Acrylonitrile, Acrolein, Acylicesters, Acrylic Fibres, Allyl Chloride, Epichlor-hydrin Epoxy resins and all other petrochemical products and polymers in all their forms like resins, fibres, sheet mouldings, castings etc.*

   3. *To carry on the business of manufacturing, buying, selling exchanging, converting, altering, importing, exporting, processing, twisting or otherwise handling or dealing in or using or advising users in the proper use of, cotton yarn, pure silk yarn, artificial silk yarn, staple fibre and such other fibre, fibres and fibrous materials, or allied products, by-products, substances or substitutes for all or any of them, or yarn or yarns, for textile or other use, as may be practicable.*

   4. *To manufacture or help in the manufacturing of any spare parts, accessories, or anything or things required and necessary for the above mentioned business.*

5. The authorised, issued, subscribed and paid-up share capital of the Applicant Company as on December 31, 2008 was as under:

	Rs.
Authorised Share Capital:	
250,00,00,000 Equity Shares of Rs. 10/- each	2500,00,00,000
50,00,00,000 Preference Shares of Rs. 10/- each	500,00,00,000
Issued, Subscribed and Paid up Share Capital:	
157,37,97,633 Equity Shares of Rs. 10/- each fully paid up	1573,79,76,330
Less : calls in arrears	25,59,419
Total	1573,54,16,911

Note :

The Applicant Company has reserved issuance of 6,96,75,402 equity shares of face value of Rs. 10/- each for offering to eligible employees of the Applicant Company and its subsidiaries under its Employees Stock Option Scheme (ESOS).

The equity shares of the Applicant Company are listed on Bombay Stock Exchange Limited and National Stock Exchange of India Limited. The GDRs representing the underlying equity shares of the Applicant Company are listed on Luxembourg Stock Exchange.

6. The Transferor Company was incorporated on October 24, 2005 in the State of Maharashtra under the provisions of the Act. The place of the registered office of the Transferor Company was subsequently changed from the State of Maharashtra to the State of Gujarat on March 21, 2006. The Transferor Company has its registered office at Motikhavdi, P.O. Digvijaygram, District - Jamnagar, Gujarat - 361140, India.

7. The objects for which the Transferor Company has been established are set out in its Memorandum of Association. The main objects, are set out hereunder

   1. *To carry on the business of refiners, stores, suppliers and distributors of petroleum and petroleum products including the business of extracting, treating, pumping, drawing, transporting, distilling, purifying and dealing in petroleum and mineral oil and to purchase or otherwise acquire, manufacture, extract, refine, purify, treat, reduce, modify, distil, blend, smelt, compress, store, hold, transport, use, experiment with, market, supply, distribute, exchange, sell or otherwise dispose of, import, export, trade, act as agents/dealers of all kinds of crude oil, LPG, LNG, compressed hydrocarbon, petroleum and petroleum products, mineral oils, gas and other substances, lubricating oils, and carbon black feedstock, asphalt, sulphur, clays, bitumen, bituminous, nitrates, coal, ores, minerals and in general subsoil, products and subsurface deposits of every nature and description and the products or the by-products which may be derived, produced, prepared, developed, compounded, made or manufactured therefrom and substances obtained by mixing any of the foregoing with other substances.*

   2. *To carry on anywhere in India or elsewhere the business of exploration and development and production of crude oil, associated gas and natural gas resources and to take on lease, purchase or otherwise acquire oil wells, oil fields, gas wells and gas fields onshore or offshore, riverbeds, ocean and seabeds' whether solely or in collaboration or partnership with others commercially exploit and turn to account and advantage oil wells, oil fields, gas wells, gas fields and other sources of oil associated gas and and to manufacture produce, buy, sell, dispose of and deal in crude oil, and associate gas, and natural gas coke, tar and all other residual products resulting from the manufacture and treatment of oil, gas or other hydrocarbons and to erect refineries, mills, machinerys', laboratories, workshops and other buildings, works and appliances required for the same and in connection therewith to construct, buy, sell, let on hire, hire purchase survey ships, underwater exploratory equipment, rigs, offshore platforms, ships, tankers, floating pipelines, tugs, barges, bathyscaphs, equipment and vessels for drilling, exploration and commercial production of oil and associated natural gas and also other activities.*

   3. *To carry on in India and in any part of the world the business of processing, converting, manufacturing, formulating, using, buying, dealing, acquiring, storing, packaging, selling, transporting, distributing, importing, exporting and disposing of all types of petrochemicals like Naphtha, Methane, Ethylene, Propylene, Butene, Naphthalene, Cyclohexane, Cyclo-hexanone, Benzene, Phenol, Acetic Acid, Cellulose, Acetate, Vinyl Acetate, Caprolactum, Adipic Acid, Hexamethylene, Diamine Nylon, Nylon - 6, Nylon - 6.6, Nylon -6.1, Nylon - 6.11, Nylon - 7, their fibres, castings, mouldings, sheets, rods, Orthoxylene, Pthalic Anhydride, Alkyd Resins, Polyester Fibres and Films, Mixed Xylene, Paraxylene, Metaxylene, Toluene, Cumene, Styrene, Synthetic Rubbers, Butadiene, Methacrolein, Maleic Anhydride, Methacrylates, Urea, Methanol Formaldehyde, UF, PF and MF Resins, Hydrogen-cyanide, Poly-Methyl, Acetylene, Polyvinyl Chloride, Polyethylene, Plastics, Methanol, Melamine and derivatives thereof, whether liquid, solid or gaseous, Dichloride, Ethylene Oxide, Ethylene Glycol, Poly Glycol, Polyurethane, Paraxyles, Polystyrene, Polypropylene, Isopropanol, Acetone, Propylene Oxide, Propylene Glycol, Acrylonitrile, Acrolein, Acylicensters, Acrylic Fibres, Alkyl Chloride, Epichlorhydrin, Alliphatic and Aromatic Alcohols, Aldehydes, Ketones, Aromatic Acid Anluphrides, Vinyl Chloride, Acrylics, Esters of Ortho, Meta and Terepthalic Acids and all Gases, Epoxy Resins and all other Petrochemical Products and Polymers in all their forms like Resins, Fibres, Sheets, Mouldings, Castings, Cellophone, Colour, Paints, Varnishes, Disinfectants, Insecticides, Fungicides, Deodarants, as well as Biochemical, Pharmaceutical, Medicinal, Sizing, Bleaching, Photographical and other preparations.*

8. The authorised, issued, subscribed and paid-up share capital of the Transferor Company as on December 31, 2008 was as under:

	Rs.
Authorised Share Capital:	
1000,00,00,000 Equity Shares of Rs.10/- each	10000,00,00,000
500,00,00,000 Preference Shares of Rs.10/- each	5000,00,00,000
Issued, Subscribed and Paid up Share Capital:	
450,00,00,000 Equity Shares of Rs. 10/- each fully paid up	4500,00,00,000
Less : calls in arrears	95,250
Total	4499,99,04,750

The equity shares of the Transferor Company are listed on Bombay Stock Exchange Limited and National Stock Exchange of India Limited.

BACKGROUND TO THE AMALGAMATION

9. The Transferor Company is a subsidiary of the Transferee Company in terms of Section 4 of the Act. The Transferee Company currently holds 70.38% of the paid up equity share capital of the Transferor Company.

10. The Transferor Company was formed with the objective of harnessing the emerging opportunities in the global energy sector by setting up a 580,000 barrels of crude oil per stream day greenfield petroleum refinery and a 0.9 million tonnes per annum polypropelene plant in a Special Economic Zone in Jamnagar, Gujarat and has commenced refining of crude. The Transferee Company ranks amongst the world's top 10 producers for almost all its products and also operates a 6,60,000 barrels of crude oil per stream day refinery in Jamnagar, Gujarat which is one of the largest complex refineries globally.

RATIONALE FOR THE AMALGAMATION

11. The amalgamation of the Transferor Company with the Transferee Company would, *inter alia*, have the following benefits:

    (a) Greater integration and greater financial strength and flexibility for the amalgamated entity, which would result in maximising overall shareholder value, and will improve the competitive position of the combined entity.

    (b) Greater efficiency in cash management of the amalgamated entity, and unfettered access to cashflow generated by the combined business which can be deployed more efficiently to fund organic and inorganic growth opportunities, to maximize shareholder value.

    (c) Improved organizational capability and leadership, arising from the pooling of human capital who have the diverse skills, talent and vast experience to compete successfully in an increasingly competitive industry.

    (d) Benefit of operational synergies to the combined entity in areas such as crude sourcing, product placement, freight optimization and logistics, which can be put to the best advantage of the stakeholders.

    (e) Greater leverage in operations planning and process optimization and enhanced flexibility in product slate.

    (f) Cost savings are expected to flow from more focused operational efforts, rationalization, standardisation and simplification of business processes, productivity improvements, improved procurement, and the elimination of duplication, and rationalization of administrative expenses.

    (g) Strengthened leadership in the industry, in terms of the asset base, revenues, product range, production volumes and market share of the combined entity. The amalgamated entity will have the ability to leverage on its large asset base, diverse range of products and services, and vast pool of intellectual capital, to enhance shareholder value.

12. The Scheme was placed before the Board of Directors of the Applicant Company and the Transferor Company on March 2, 2009, at which the joint valuers appointed by the Applicant Company and the Transferor Company, namely M/s Ernst & Young Private Limited and M/s Morgan Stanley India Company Private Limited jointly recommended the share exchange ratio of 1 (one) equity share of Rs. 10/- fully paid up of the Applicant Company for every 16 (sixteen) equity shares of Rs. 10/- each fully paid up held in the Transferor Company as on the Record Date (the "Share Exchange Ratio") for the issuance to the shareholders of the Transferor Company upon the effectiveness of the Scheme. The joint valuers have arrived at the Share Exchange Ratio after using several commonly used and accepted methods.

    The Applicant Company engaged DSP Merill Lynch Limited, a merchant banker, to issue a fairness opinion. In connection with such engagement, DSP Merill Lynch Limited has issued an opinion dated March 2, 2009, which states that, as of such date, the Share Exchange Ratio is fair, from a financial point of view, to holders of equity shares of the Applicant Company. The opinion was issued based on various assumptions and considerations and is available for inspection and should be read in its entirety for information regarding the assumptions made and factors considered in rendering such an opinion.

    The Boards of Directors of the Applicant Company and the Transferor Company, based on and relying upon the aforesaid expert advice/ opinions, and on the basis of their independent evaluation and judgment, have come to the conclusion that the proposed Share Exchange Ratio is fair and reasonable and have approved the same at their respective meetings on March 2, 2009.

13. It is therefore proposed to amalgamate the Transferor Company with the Applicant Company by transfer and vesting of the undertaking and entire business of the Transferor Company as a going concern to and in the Transferee Company being the Applicant Company by way of a Scheme of Amalgamation under Sections 391 to 394 of the Companies Act, 1956.

SALIENT FEATURES OF THE SCHEME

14. The salient features of the Scheme are:-

(i) The Scheme envisages the amalgamation of the Transferor Company with the Transferee Company pursuant to Sections 391 to 394 and other relevant provisions of the Act on a going concern basis in the manner provided for in the Scheme, and the consequent issue of equity shares by the Transferee Company to the shareholders of the Transferor Company in the Share Exchange Ratio as provided in the Scheme.

(ii) The Scheme provides that the "Appointed Date" shall be April 1, 2008.

(iii) The "Effective Date" for the Scheme means the last of the dates on which all the orders, approvals, consents, conditions, matters or filings referred to in Clause 18.1 of the Scheme have been obtained or fulfilled.

(iv) The "Undertaking" (as defined in the Scheme) means the undertaking and entire business of the Transferor Company as a going concern and shall include (without limitation):

    (a) All the assets and properties (whether movable or immovable, tangible or intangible, real or personal, corporeal or incorporeal, present, future or contingent) of the Transferor Company, including, without being limited to, plant and machinery, equipment, buildings and structures, offices, residential and other premises, capital work in progress, sundry debtors, furniture, fixtures, office equipment, appliances, accessories, power lines, depots, deposits, all stocks, stocks of fuel, assets, investments of all kinds (including shares, scrips, stocks, bonds, debenture stocks, units or pass through certificates), cash balances or deposits with banks, loans, advances, contingent rights or benefits, book debts, receivables, actionable claims, earnest moneys, advances or deposits paid by the Transferor Company, financial assets, leases (including lease rights), hire purchase contracts and assets, lending contracts, rights and benefits under any agreement, benefit of any security arrangements or under any guarantees, reversions, powers, municipal permissions, tenancies in relation to the office and/or residential properties for the employees or other persons, guest houses, godowns, warehouses, licenses, fixed and other assets, trade and service names and marks, patents, copyrights, and other intellectual property rights of any nature whatsoever, rights to use and avail of telephones, telexes, facsimile, email, internet, leased line connections and installations, utilities, electricity and other services, reserves, provisions, funds, benefits of assets or properties or other interest held in trust, registrations, contracts, engagements, arrangements of all kind, privileges and all other rights including sales tax deferrals, title, interests, other benefits (including tax benefits), easements, privileges, liberties and advantages of whatsoever nature and wheresoever situate belonging to or in the ownership, power or possession and in the control of or vested in or granted in favour of or enjoyed by the Transferor Company or

in connection with or relating to the Transferor Company and all other interests of whatsoever nature belonging to or in the ownership, power, possession or the control of or vested in or granted in favour of or held for the benefit of or enjoyed by the Transferor Company, whether in India or abroad;

(b) All liabilities including, without being limited to, secured and unsecured debts (whether in Indian rupees or foreign currency), sundry creditors, liabilities (including contingent liabilities), duties and obligations of the Transferor Company of every kind, nature and description whatsoever and howsoever arising, raised or incurred or utilised;

(c) All agreements, rights, contracts, entitlements, permits, licences, approvals, authorizations, concessions, consents, quota rights, fuel linkages, engagements, arrangements, authorities, allotments, security arrangements (to the extent provided in the Scheme), benefits of any guarantees, reversions, powers and all other approvals of every kind, nature and description whatsoever relating to the Transferor Company's business activities and operations;

(d) All intellectual property rights, records, files, papers, computer programmes, manuals, data, catalogues, sales material, lists of customers and suppliers, other customer information and all other records and documents relating to the Transferor Company's business activities and operations;

(e) All permanent employees engaged by the Transferor Company as on the Effective Date.

(v) "Share Exchange Ratio" means the ratio of 1 (one) equity share fully paid up of the face value of Rs. 10/- (Rupees Ten only) each of the Transferee Company with rights attached thereto as mentioned in the Scheme for every 16 (sixteen) equity shares fully paid up of the face value of Rs. 10/- (Rupees Ten only) each held in the Transferor Company as on the "Record Date".

(vi) The Scheme also provides for :

(a) the manner of vesting and transfer of the assets of the Transferor Company in the Transferee Company;

(b) the transfer of contracts, deeds, bonds, agreements, schemes, arrangements and other instruments of whatsoever nature relating to the Transferor Company;

(c) the transfer of all consents, permissions, licenses, certificates, clearances, authorities, powers of attorney given by, issued to or executed in favour of the Transferor Company;

(d) the transfer of all debts, liabilities, duties, and obligations of the Transferor Company;

(e) the release and discharge of any Encumbrance over the assets of the Undertaking which relate to any external borrowings or assistances provided by banks/ institutions through their offices located outside India ("Foreign Liabilities") of the Transferor Company without any further act, document or deed, and the Foreign Liabilities of the Transferor Company becoming unsecured liabilities of the Transferee Company, ranking *pari passu* with all its other unsecured and unsubordinated creditors save in relation to those whose claims are preferred solely by any bankruptcy, insolvency, liquidation, or other laws of general application;

(f) the transfer of all suits, actions, claims and legal proceedings by or against the Transferor Company;

(g) the manner in which the business is to be carried on in trust by the Transferor Company for the benefit of the Transferee Company from the Appointed Date till the Effective Date;

(h) the transfer of permanent employees engaged by the Transferor Company as on the Effective Date, to the Transferee Company.

(i) the issuance of shares by the Transferee Company to the shareholders of the Transferor Company as on the Record Date, other than those to be cancelled pursuant to para (k) below, in the Share Exchange Ratio and matters related thereto, and that the Transferee Company shall not be bound to issue any shares in exchange of shares in the Transferor Company, in respect of which shares calls are in arrears, till such time as the calls in arrears are paid in full. In the event that the Transferee Company restructures its equity share capital by way of share split / consolidation/ issue of bonus shares, the Share Exchange Ratio shall be adjusted accordingly to take into account the effect of such corporate actions;

(j) The Scheme provides that no fractional certificates shall be issued by the Transferee Company in respect of fractional entitlements of shareholders. Such fractional entitlements will be allotted to a trustee, who shall consolidate all such fractions and sell the consolidated shares in the market at such price or prices and at such time or times as the trustee may, in its sole discretion decide, and pay the net sale proceeds to the Transferee Company for distribution to the concerned shareholders in proportion to their fractional entitlements.

(k) the cancellation of such portion of the share capital of the Transferor Company as may be held by the Transferee Company on the Record Date and which is transferable to the Transferee Company and which is transferred or deemed to be transferred to the Transferee Company pursuant to the Scheme for the express purpose of such cancellation, without issuance of any shares in the Transferee Company for such cancellation;

(l) the increase in the authorised share capital of the Transferee Company, and the consequent amendment to the relevant clauses in the Memorandum of Association and the Articles of Association of the Transferee Company, without any further act or deed or payment of stamp duty or other fees;

(m) the manner in which dividend declared by the Transferee Company during pendency of the Scheme will be declared and paid to shareholders of the Transferor Company and the Transferee Company;

(n) the accounting treatment in the books of the Transferee Company; and

(o) the ability of the respective Board of Directors of the Transferor Company and the Transferee Company, or a duly authorised committee or director or executive thereof, to agree to or make any addition or modification to the Scheme which they, or the High Courts or any authorities under law, deem fit, and the ability of the Board of Directors of the Transferor Company or the Transferee Company respectively, directly or through a duly authorised committee or their delegates, to provide

their approval, wherever such approval is required under the Scheme.

(vii) The Scheme is conditional upon and subject to:

(a) The Scheme being agreed to by the requisite majority of the respective classes of members and/or creditors of each of the Transferor Company and of the Transferee Company as required under the Act and the requisite orders of the High Courts being obtained;

(b) Such other consents, sanctions and approvals as may be required by law in respect of the Scheme being obtained; and

(c) The certified copies of the Orders of the High Courts sanctioning this Scheme being filed with the Registrar of Companies, Gujarat and the Registrar of Companies, Maharashtra, Mumbai.

You are requested to read the entire text of the Scheme to get fully acquainted with the provisions thereof. The aforesaid are only the salient features thereof.

15. In terms of the Equity Investment Agreement entered into among the Transferor Company, Transferee Company and Chevron India Holdings Pte. Ltd., (Chevron) the parties have agreed that Chevron shall sell and the Transferee Company shall buy the shares held by Chevron in the Transferor Company and upon completion of such purchase, the same shall be cancelled as provided in the Scheme.

16. There is no likelihood that any creditor of the Applicant Company would lose or be prejudiced as a result of the Scheme being passed. The latest audited accounts of the Transferor Company and the Applicant Company indicate that they both are in a solvent position and the amalgamated company, i.e. the Applicant Company, would emerge stronger and thus would be able to meet the liabilities as they arise in the ordinary course of business.

17. The rights and interests of the members and the creditors of the Applicant Company will not be prejudicially affected by the Scheme.

18. The Applicant Company has received no objection letters from Bombay Stock Exchange Limited dated March 2, 2009 and National Stock Exchange of India Limited dated March 3, 2009 for filing the Scheme with the High Court of Judicature at Bombay.

19. No investigation proceedings have been instituted or are pending in relation to the Applicant Company under Sections 235 to 250A of the Act.

20. On the Scheme being approved as per the requirements of Sections 391 to 394 of the Act, the Applicant Company and the Transferor Company will seek the sanction of the High Court of Judicature at Bombay and the High Court of Gujarat at Ahmedabad respectively to the Scheme. The Transferor Company shall also make application for dissolution of the Transferor Company without winding up under the provisions of law, and obtain all approvals as may be required under law and pursuant thereto. Upon the coming into effect of the Scheme, the Transferor Company shall stand dissolved, without winding up and the Board of Directors or any committee thereof, of the Transferor Company shall automatically and without any further act, instrument or deed, be and stand dissolved .

21. The directors of the Applicant Company and the Transferor Company may be deemed to be concerned and/or interested in the Scheme only to the extent of their shareholding in the respective companies, or to the extent the said directors are common directors in the companies, or to the extent the said directors are the partners, directors, members of the companies, firms, association of persons, bodies corporate and/or beneficiary of trust that hold shares in any of the companies or to the extent they may be allotted shares in the Applicant Company as a result of the Scheme.

Shri Mukesh D. Ambani, Chairman and Managing Director of the Transferee Company is a promoter of the Transferee Company, which in turn, is a promoter of the Transferor Company. Shri Mukesh D. Ambani is also non-executive Chairman of the Transferor Company. To the aforesaid extent, he may be deemed to be concerned or interested in the Scheme.

22. The details of the present Directors of the Applicant Company, and their shareholding in the Applicant Company and the Transferor Company either singly or jointly as on December 31, 2008 are as follows:

Name of Director	Position	Equity Shares held in RIL	RPL
Mukesh D. Ambani	Chairman and Managing Director	1,807,923	Nil
Nikhil R. Meswani	Executive Director	121,174	288,216
Hital R. Meswani	Executive Director	87,930	288,216
H. S. Kohli	Executive Director	1,155	14,411
R. H. Ambani	Director	84,397	18,411
M. L. Bhakta	Director	157,000	Nil
Y. P. Trivedi	Director	12,500	23,897
D. V. Kapur	Director	6,772	Nil
M. P. Modi	Director	562	14,411
S. Venkitaramanan	Director	Nil	14,411
Ashok Misra	Director	220	14,411
Dipak C. Jain	Director	Nil	Nil
R. A. Mashelkar	Director	Nil	Nil

23. The details of the present Directors of the Transferor Company, and their shareholding in the Applicant Company and the Transferor Company either singly or jointly as on December 31, 2008 are as follows:

Name of Director	Position	Equity Shares held in RIL	RPL
Mukesh D. Ambani	Chairman	1,807,923	Nil
Hital R. Meswani	Director	87,930	288,216
P. M. S. Prasad	Director	17,433	14,411
Y. P. Trivedi	Director	12,500	23,897
M. P. Modi	Director	562	14,411
Atul S. Dayal	Director	1,400	14,411
Bobby Parikh	Director	1,673	36,662
Michael Warwick	Director	Nil	Nil
Joffrey R. Pryor	Director	Nil	Nil
John R. Digby	Director	Nil	Nil
Pawan Kumar Kapil	Director	Nil	7,411

24.(a) The pre and post amalgamation capital structure of the Applicant Company is and will be as follows:

	Pre Amalgamation	Post Amalgamation
Authorised Share Capital	Rs. Crore	Rs. Crore
Equity Shares	2,500	5,000
Preference Shares	500	1,000
Issued, Subscribed and Paid Up Capital		
Equity Shares	1573.80	1643.05

Note : Please refer Notes to Clause 2.2 in the Scheme

(b) The pre amalgamation shareholding pattern of the Transferor Company as on February 27, 2009 is as follows:

Category	Percentage
Promoter and Promoter Group	75.38
Mutual Funds	0.57
Financial Institutions / Banks	1.59
Insurance Companies	2.42
Foreign Institutional Investors	1.17
Bodies Corporate	4.90
Individuals	13.45
NRIs / OCBs	0.52
Total	100.00

(c) The Pre and Post amalgamation shareholding pattern of the Applicant Company is and will be as follows:

Category	Pre Amalgamation (as on February 27, 2009)	Post Amalgamation (Expected)
	Percentage	Percentage
Promoter and Promoter Group	49.03	47.25
Mutual Funds	2.73	2.71
Financial Institutions / Banks	0.12	0.39
Central Government / State Government	0.21	0.21
Insurance Companies	6.27	6.42
Foreign Institutional Investors	15.54	15.08
Bodies Corporate	4.66	5.02
Individuals	11.02	12.86
Subsidiary Companies	5.98[1]	5.73[1]
NRIs / OCBs	0.74	0.78
Clearing members	0.10	0.10
Shares held against GDRs	3.60	3.45
Total	**100.00**	**100.00**

[1] Shares on which no voting rights are exercisable.

25. An equity shareholder/creditor entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote instead of him, and such proxy need not be a member / creditor of the Applicant Company. The instrument appointing the proxy should however be deposited at the registered office of the Applicant Company not later than 48 (forty eight) hours prior to the commencement of the meeting.

26. Corporate members/creditors intending to send their authorised representatives to attend the meeting are requested to lodge a certified true copy of the resolution of the Board of Directors or other governing body of the body corporate not later than 48 (forty eight) hours before commencement of the meeting, authorising such person to attend and vote on its behalf at the meeting.

27. The following documents will be open for inspection by the equity shareholders, secured creditors (including debentureholders) and unsecured creditors of the Applicant Company up to one day prior to the date of the Meeting at its registered office between 11:00 a.m. and 1:00 p.m. on all working days, except Saturdays:

(a) Certified copy of the Order of the Hon'ble High Court of Judicature at Bombay in the Company Application No. 288 of 2009 directing convening of the meetings;

(b) Copy of the Company Application No. 288 of 2009 and the affidavit in support thereof;

(c) Memorandum and Articles of Association of the Applicant Company and the Transferor Company;

(d) Annual Reports of the Applicant Company and the Transferor Company for the financial year ended March 31, 2008;

(e) Unaudited financial results of the Applicant Company for the quarter/nine months ended December 31, 2008 and the Disclosures in accordance with Clauses 41 and 43 of the Listing Agreement for the quarter ended December 31, 2008 made by the Transferor Company;

(f) Copies of the no objection letters dated March 2, 2009, and March 3, 2009 received respectively from Bombay Stock Exchange Limited and National Stock Exchange of India Limited;

(g) Copy of the joint valuation report dated March 2, 2009 issued by M/s Ernst & Young Private Limited and M/s Morgan Stanley India Company Private Limited;

(h) Copy of the fairness opinion dated March 2, 2009 issued by M/s DSP Merrill Lynch Ltd. on the valuation of shares done by the valuers;

(i) Equity Investment Agreement dated April 12, 2006 entered into among Chevron India Holdings Pte. Ltd., Transferee Company and Transferor Company;

(j) Scheme of Amalgamation.

This statement may be treated as the statement under Section 173 and also Section 393 of the Act. A copy of the Scheme and this statement may also be obtained by equity shareholders, secured creditors (including debentureholders) and unsecured creditors of the Applicant Company from the registered office of the Applicant Company during ordinary business hours on all working days, except Saturdays.

Justice B. N. Srikrishna (Retd.)
Chairman appointed for the meeting

Dated this 6th day of March, 2009.

Registered Office:
3rd Floor, Maker Chambers IV,
222, Nariman Point,
Mumbai - 400 021. Maharashtra.

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SCHEME OF AMALGAMATION UNDER SECTIONS 391 TO 394 OF THE COMPANIES ACT, 1956

OF

Reliance Petroleum Limited (the "Transferor Company")

WITH

Reliance Industries Limited (the "Transferee Company")

GENERAL

A. Description of Companies

I. Reliance Petroleum Limited ("**RPL**" or the "**Transferor Company**") is a company incorporated under the Companies Act, 1956 having its Registered Office at Motikhavdi, P.O. Digvijaygram, District – Jamnagar, Gujarat – 361140, India. RPL was formed with the objective of harnessing the emerging opportunities in the global energy sector by setting up a 5,80,000 barrels of crude oil per stream day greenfield petroleum refinery and a 0.9 million tonnes per annum polypropelene plant in a Special Economic Zone in Jamnagar, Gujarat and has commenced refining of crude.

II. Reliance Industries Limited ("**RIL**" or the "**Transferee Company**"), is a company incorporated under the Companies Act, 1956 having its Registered Office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai - 400 021. The Transferee Company is one of India's largest private sector industrial enterprises in terms of net turnover, total assets, net worth and net profit and is a Fortune 500 company. RIL ranks amongst the world's top 10 producers for almost all its products and also operates a 6,60,000 barrels of crude oil per stream day refinery in Jamnagar, Gujarat which is one of the largest complex refineries globally.

III. The Transferor Company is a subsidiary of the Transferee Company.

IV. This Scheme of Amalgamation provides for the amalgamation of the Transferor Company with the Transferee Company pursuant to Sections 391 to 394 and other relevant provisions of the Act.

B. Rationale for the Scheme

The amalgamation of the Transferor Company with the Transferee Company would *inter alia* have the following benefits:

(a) Greater integration and greater financial strength and flexibility for the amalgamated entity, which would result in maximising overall shareholder value, and will improve the competitive position of the combined entity.

(b) Greater efficiency in cash management of the amalgamated entity, and unfettered access to cashflow generated by the combined business which can be deployed more efficiently to fund organic and inorganic growth opportunities, to maximize shareholder value.

(c) Improved organizational capability and leadership, arising from the pooling of human capital who have the diverse skills, talent and vast experience to compete successfully in an increasingly competitive industry.

(d) Benefit of operational synergies to the combined entity in areas such as crude sourcing, product placement, freight optimization and logistics, which can be put to the best advantage of the stakeholders.

(e) Greater leverage in operations planning and process optimization and enhanced flexibility in product slate.

(f) Cost savings are expected to flow from more focused operational efforts, rationalization, standardisation and simplification of business processes, productivity improvements, improved procurement, and the elimination of duplication, and rationalization of administrative expenses.

(g) Strengthened leadership in the industry, in terms of the asset base, revenues, product range, production volumes and market share of the combined entity. The amalgamated entity will have the ability to leverage on its large asset base, diverse range of products and services, and vast pool of intellectual capital, to enhance shareholder value.

In view of the aforesaid, the Board of Directors of RPL as well as the Board of Directors of RIL have considered and proposed the amalgamation of the entire undertaking and business of RPL with RIL in order to benefit the stakeholders of both companies. Accordingly, the Board of Directors of both the companies have formulated this Scheme of Amalgamation for the transfer and vesting of the entire undertaking and business of RPL with and into RIL pursuant to the provisions of Section 391 to Section 394 and other relevant provisions of the Act.

C. Parts of the Scheme:

This Scheme of Amalgamation is divided into the following parts:

(i) **Part I** deals with definitions of the terms used in this Scheme of Amalgamation and sets out the share capital of the Transferor Company and the Transferee Company;

(ii) **Part II** deals with the transfer and vesting of the Undertaking (as hereinafter defined) of the Transferor Company to and in the Transferee Company;

(iii) **Part III** deals with the issue of new equity shares by the Transferee Company to the equity shareholders of the Transferor Company;

(iv) **Part IV** deals with the accounting treatment for the amalgamation in the books of the Transferee Company and dividends;

(v) **Part V** deals with the dissolution of the Transferor Company and the general terms and conditions applicable to this Scheme of Amalgamation and other matters consequential and integrally connected thereto.

D. The amalgamation of the Transferor Company with the Transferee Company, pursuant to and in accordance with this Scheme, shall take place with effect from the Appointed Date and shall be in accordance with Section 2(1B) of the Income Tax Act, 1961.

PART I

DEFINITIONS AND SHARE CAPITAL

1. DEFINITIONS

In this Scheme, unless repugnant to the meaning or context thereof, the following expressions shall have the following meaning:

1.1 **"Act"** means the Companies Act, 1956 and includes any statutory re-enactment or amendment(s) thereto, from time to time;

1.2 **"Appointed Date"** means 1 April, 2008;

1.3 **"Board of Directors"** or **"Board"** means the board of directors of the Transferor Company or the Transferee Company, as the case may be, and shall include a duly constituted committee thereof;

1.4 **"Effective Date"** means the last of the dates on which the conditions referred to in Clause 18.1 of this Scheme have been fulfilled and the Orders of the High Courts sanctioning the Scheme are filed with the respective Registrar of Companies by the Transferor Company and by the Transferee Company. Any references in this Scheme to the date of **"coming into effect of this Scheme"** or **"effectiveness of this Scheme"** or **"Scheme taking effect"** shall mean the Effective Date;

1.5 **"Governmental Authority"** means any applicable Central, State or local Government, legislative body, regulatory or administrative authority, agency or commission or any court, tribunal, board, bureau or instrumentality thereof or arbitration or arbitral body having jurisdiction;

1.6 **"High Court"** means the High Court of Gujarat at Ahmedabad having jurisdiction in relation to the Transferor Company and the High Court of Judicature at Bombay having jurisdiction in relation to the Transferee Company, as the context may admit and shall, if applicable, include the National Company Law Tribunal, and **"High Courts"** shall mean both of them, as the context may require;

1.7 **"Record Date"** means the date to be fixed by the Board of Directors of the Transferee Company for determining names of the equity shareholders of the Transferor Company, who shall be entitled to shares of the Transferee Company upon coming into effect of this Scheme as specified under Clause 10.2 of this Scheme;

1.8 **"Scheme"** or **"Scheme of Amalgamation"** means this Scheme of Amalgamation as submitted to the High Courts together with any modification(s) approved or directed by the High Courts;

1.9 **"Transferee Company"** or **"RIL"** means Reliance Industries Limited, a public limited company incorporated under the Act, and having its registered office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai - 400 021, India;

1.10 **"Transferor Company"** or **"RPL"** means Reliance Petroleum Limited, a public limited company incorporated under the Act, and having its registered office at Motikhavdi, P.O. Digvijaygram, District – Jamnagar, Gujarat – 361140, India;

1.11 **"Undertaking"** means the whole of the undertaking and entire business of the Transferor Company as a going concern, including (without limitation):

(a) All the assets and properties (whether movable or immovable, tangible or intangible, real or personal, corporeal or incorporeal, present, future or contingent) of the Transferor Company, including, without being limited to, plant and machinery, equipment, buildings and structures, offices, residential and other premises, capital work in progress, sundry debtors, furniture, fixtures, office equipment, appliances, accessories, power lines, depots, deposits, all stocks, stocks of fuel, assets, investments of all kinds (including shares, scrips, stocks, bonds, debenture stocks, units or pass through certificates), cash balances or deposits with banks, loans, advances, contingent rights or benefits, book debts, receivables, actionable claims, earnest moneys, advances or deposits paid by the Transferor Company, financial assets, leases (including lease rights), hire purchase contracts and assets, lending contracts, rights and benefits under any agreement, benefit of any security arrangements or under any guarantees, reversions, powers, municipal permissions, tenancies in relation to the office and/or residential properties for the employees or other persons, guest houses, godowns, warehouses, licenses, fixed and other assets, trade and service names and marks, patents, copyrights, and other intellectual property rights of any nature whatsoever, rights to use and avail of telephones, telexes, facsimile, email, internet, leased line connections and installations, utilities, electricity and other services, reserves, provisions, funds, benefits of assets or properties or other interest held in trust, registrations, contracts, engagements, arrangements of all kind, privileges and all other rights including sales tax deferrals, title, interests, other benefits (including tax benefits), easements, privileges, liberties and advantages of whatsoever nature and wheresoever situate belonging to or in the ownership, power or possession and in the control of or vested in or granted in favour of or enjoyed by the Transferor Company or in connection with or relating to the Transferor Company and all other interests of whatsoever nature belonging to or in the ownership, power, possession or the control of or vested in or granted in favour of or held for the benefit of or enjoyed by the Transferor Company, whether in India or abroad;

(b) All liabilities including, without being limited to, secured and unsecured debts (whether in Indian rupees or foreign currency), sundry creditors, liabilities (including contingent liabilities), duties and obligations of the Transferor Company of every kind, nature and description whatsoever and howsoever arising, raised or incurred or utilised;

(c) All agreements, rights, contracts, entitlements, permits, licences, approvals, authorizations, concessions, consents, quota rights, fuel linkages, engagements, arrangements, authorities, allotments, security arrangements (to the extent provided herein), benefits of any guarantees, reversions, powers and all other approvals of every kind, nature and description whatsoever relating to the Transferor Company's business activities and operations;

(d) All intellectual property rights, records, files, papers, computer programmes, manuals, data, catalogues, sales material, lists of customers and suppliers, other customer information and all other records and documents relating to the Transferor Company's business activities and operations;

(e) All permanent employees engaged by the Transferor Company as on the Effective Date.

All capitalized terms not defined but used in this Scheme shall, unless repugnant or contrary to the context or meaning thereof, have the same meaning ascribed to them under the Act, the Securities Contracts (Regulation) Act, 1956, the Depositories Act, 1996 and other applicable laws, rules, regulations and byelaws, as the case may be, or any statutory amendment(s) or re-enactment thereof, for the time being in force.

2. SHARE CAPITAL

2.1 *Transferor Company:*

The authorised, issued, subscribed and paid-up share capital of the Transferor Company as on 31 December, 2008 was as under:

	Rs.
Authorised Share Capital:	
(i) 1000,00,00,000 Equity Shares of Rs.10/- each	10000,00,00,000
(ii) 500,00,00,000 Preference Shares of Rs.10/- each	5000,00,00,000
Issued, Subscribed and Paid up Share Capital:	
450,00,00,000 Equity Shares of Rs. 10/- each fully paid up	4500,00,00,000
Less : calls in arrears	95,250
Total	4499,99,04,750

2.2 *Transferee Company:*

The authorised, issued, subscribed and paid-up share capital of the Transferee Company as on 31 December, 2008 was as under:

	Rs.
Authorised Share Capital:	
250,00,00,000 Equity Shares of Rs. 10/- each	2500,00,00,000
50,00,00,000 Preference Shares of Rs. 10/- each	500,00,00,000
Issued, Subscribed and Paid up Share Capital:	
157,37,97,633 Equity Shares of Rs. 10/- each fully paid up	157,379,76,330
Less : calls in arrears	25,59,419
Total	1573,54,16,911

Note:

The Transferee Company has reserved issuance of 6,96,75,402 equity shares of face value of Rs. 10/- each for offering to eligible employees of the Transferee Company and its subsidiaries under its Employee Stock Option Scheme (ESOS).

3. DATE WHEN THE SCHEME COMES INTO OPERATION

The Scheme shall come into operation from the Appointed Date, but the same shall become effective on and from the Effective Date.

PART II

TRANSFER AND VESTING OF UNDERTAKING

4. TRANSFER OF UNDERTAKING

4.1 *Generally:*

Upon the coming into effect of this Scheme and with effect from the Appointed Date, the Undertaking of the Transferor Company shall, pursuant to the sanction of this Scheme by the High Courts and pursuant to the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, be and stand transferred to and vested in or be deemed to have been transferred to and vested in the Transferee Company, as a going concern without any further act, instrument, deed, matter or thing to be made, done or executed so as to become, as and from the Appointed Date, the undertaking of the Transferee Company by virtue of and in the manner provided in this Scheme.

4.2 *Transfer of Assets:*

4.2.1 Without prejudice to the generality of Clause 4.1 above, upon the coming into effect of this Scheme and with effect from the Appointed Date:

(a) All the assets and properties comprised in the Undertaking of whatsoever nature and wheresoever situate, shall, under the provisions of Sections 391 to 394 and all other applicable provisions, if any, of the Act, without any further act or deed, be and stand transferred to and vested in the Transferee Company or be deemed to be transferred to and vested in the Transferee Company as a going concern so as to become, as and from the Appointed Date, the assets and properties of the Transferee Company.

(b) Without prejudice to the provisions of Clause 4.2.1 (a) above, in respect of such of the assets and properties of the Transferor Company as are movable in nature or incorporeal property or are otherwise capable of transfer by manual delivery or by endorsement and/or delivery, the same shall be so transferred by the Transferor Company and shall, upon such transfer, become the assets and properties of the Transferee Company as an integral part of the Undertaking, without requiring any separate deed or instrument or conveyance for the same.

(c) In respect of movables other than those dealt with in Clause 4.2.1 (b) above including sundry debts, receivables, bills, credits, loans and advances, if any, whether recoverable in cash or in kind or for value to be received, bank balances, investments, earnest money and deposits with any Government, quasi government, local or other authority or body or with any company or other person, the same shall on and from the Appointed Date stand transferred to and vested in the Transferee Company without any notice or other intimation to the debtors (although the Transferee Company may without being obliged and if it so deems appropriate at its sole discretion, give notice in such form as it may deem fit and proper, to each person, debtor, or depositee, as the case may be, that the said debt, loan, advance, balance or deposit stands transferred and vested in the Transferee Company).

(d) All the licenses, permits, quotas, approvals, permissions, registrations, incentives, tax deferrals and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges enjoyed or conferred upon or held or availed of by the Transferor Company and all rights and benefits that have accrued or which may accrue to the Transferor Company, whether before or after the Appointed Date, shall, under the provisions of Sections 391 to 394 of the Act and all other applicable provisions, if any, without any further act, instrument or deed, cost or charge be and stand transferred to and vest in or be deemed to be transferred to and vested in and be available to the Transferee Company so as to become as and from the Appointed Date licenses, permits, quotas, approvals, permissions, registrations, incentives, tax deferrals and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges of the Transferee Company and shall remain valid, effective and enforceable on the same terms and conditions.

4.2.2 All assets and properties of the Transferor Company as on the Appointed Date, whether or not included in the books of the Transferor Company, and all assets and properties which

are acquired by the Transferor Company on or after the Appointed Date but prior to the Effective Date, shall be deemed to be and shall become the assets and properties of the Transferee Company, and shall under the provisions of Sections 391 to 394 and all other applicable provisions, if any, of the Act, without any further act, instrument or deed, be and stand transferred to and vested in and be deemed to have been transferred to and vested in the Transferee Company upon the coming into effect of this Scheme pursuant to the provisions of Sections 391 to 394 of the Act, provided however that no onerous asset shall have been acquired by the Transferor Company after the date of filing of the Scheme without the prior written consent of the Board of Directors of the Transferee Company.

4.3 *Transfer of Liabilities:*

4.3.1 Upon the coming into effect of this Scheme and with effect from the Appointed Date all liabilities relating to and comprised in the Undertaking including all secured and unsecured debts (whether in Indian rupees or foreign currency), sundry creditors, liabilities (including contingent liabilities), duties and obligations and undertakings of the Transferor Company of every kind, nature and description whatsoever and howsoever arising, raised or incurred or utilised for its business activities and operations (herein referred to as the "**Liabilities**"), shall, pursuant to the sanction of this Scheme by the High Courts and under the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, without any further act, instrument, deed, matter or thing, be transferred to and vested in or be deemed to have been transferred to and vested in the Transferee Company, along with, save and except as provided in Clause 4.4.7 hereunder, any charge, encumbrance, lien or security thereon, and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date so as to become as and from the Appointed Date the liabilities of the Transferee Company on the same terms and conditions as were applicable to the Transferor Company, and the Transferee Company shall meet, discharge and satisfy the same and further it shall not be necessary to obtain the consent of any third party or other person who is a party to any contract or arrangement by virtue of which such Liabilities have arisen in order to give effect to the provisions of this Clause.

4.3.2 All debts, liabilities, duties and obligations of the Transferor Company as on the Appointed Date, whether or not provided in the books of the Transferor Company, and all debts and loans raised, and duties, liabilities and obligations incurred or which arise or accrue to the Transferor Company on or after the Appointed Date till the Effective Date, shall be deemed to be and shall become the debts, loans raised, duties, liabilities and obligations incurred by the Transferee Company by virtue of this Scheme.

4.3.3 Where any such debts, loans raised, liabilities, duties and obligations of the Transferor Company as on the Appointed Date have been discharged or satisfied by the Transferor Company after the Appointed Date and prior to the Effective Date, such discharge or satisfaction shall be deemed to be for and on account of the Transferee Company.

4.3.4 All loans raised and utilised and all liabilities, duties and obligations incurred or undertaken by the Transferor Company in the ordinary course of its business after the Appointed Date and prior to the Effective Date shall be deemed to have been raised, used, incurred or undertaken for and on behalf of the Transferee Company and to the extent they are outstanding on the Effective Date, shall, upon the coming into effect of this Scheme and under the provisions of Sections 391 to 394 of the Act, without any further act, instrument or deed be and stand transferred to and vested in or be deemed to have been transferred to and vested in the Transferee Company and shall become the loans and liabilities, duties and obligations of the Transferee Company which shall meet, discharge and satisfy the same.

4.3.5 Loans, advances and other obligations (including any guarantees, letters of credit, letters of comfort or any other instrument or arrangement which may give rise to a contingent liability in whatever form), if any, due or which may at any time in future become due between the Transferor Company and the Transferee Company shall, ipso facto, stand discharged and come to an end and there shall be no liability in that behalf on any party and appropriate effect shall be given in the books of accounts and records of the Transferee Company. It is hereby clarified that there will be no accrual of interest or other charges in respect of any inter-company loans, advances and other obligations with effect from the Appointed Date.

4.4 *Encumbrances*

4.4.1 The transfer and vesting of the assets comprised in the Undertaking to and in the Transferee Company under Clauses 4.1 and 4.2 of this Scheme shall be subject to the mortgages and charges, if any, affecting the same, as and to the extent hereinafter provided.

4.4.2 Save and except as provided in Clause 4.4.7 below, all the existing securities, mortgages, charges, encumbrances or liens (the "**Encumbrances**"), if any, as on the Appointed Date and created by the Transferor Company after the Appointed Date, over the assets comprised in the Undertaking or any part thereof transferred to the Transferee Company by virtue of this Scheme and in so far as such Encumbrances secure or relate to Liabilities of the Transferor Company, the same shall, after the Effective Date, continue to relate and attach to such assets or any part thereof to which they are related or attached prior to the Effective Date and as are transferred to the Transferee Company, and such Encumbrances shall not relate or attach to any of the other assets of the Transferee Company, provided however that no Encumbrances shall have been created by the Transferor Company over its assets after the date of filing of the Scheme without the prior written consent of the Board of Directors of the Transferee Company.

4.4.3 The existing Encumbrances over the assets and properties of the Transferee Company or any part thereof which relate to the liabilities and obligations of the Transferee Company prior to the Effective Date shall continue to relate only to such assets and properties and shall not extend or attach to any of the assets and properties of the Transferor Company transferred to and vested in the Transferee Company by virtue of this Scheme.

4.4.4 Save and except as provided in Clause 4.4.7 below, any reference in any security documents or arrangements (to which the Transferor Company is a party) to the Transferor Company and its assets and properties, shall be construed as a reference to the Transferee Company and the assets and properties of the Transferor Company transferred to the Transferee Company by virtue of this Scheme. Without prejudice to the foregoing provisions, the Transferor Company and the Transferee Company may execute any instruments or documents or do all the acts and deeds as may be considered appropriate, including the filing of necessary particulars and/or modification(s) of charge(s), with the Registrar of Companies to give formal effect to the above provisions, if required.

4.4.5 Upon the coming into effect of this Scheme, the Transferee Company alone shall be liable to perform all obligations in respect of the Liabilities, which have been transferred to it in terms of the Scheme.

4.4.6 It is expressly provided that, save as herein provided and in particular under Clause 4.4.7 hereunder, no other term or condition of the Liabilities transferred to the Transferee Company is modified by virtue of this Scheme except to the extent that such amendment is required statutorily or by necessary implication.

4.4.7 Notwithstanding anything to the contrary contained in this Scheme, any Encumbrances over the assets of the Undertaking which relate to any external borrowings or assistances provided by banks/institutions through their offices located outside India (the "**Foreign Liabilities**") of the Transferor Company shall on the Effective Date, to the extent that the same are existing on the Effective Date, stand immediately released and discharged without any further act, document or deed and such Encumbrances shall cease to relate and attach to such assets or any part thereof to which they are related or attached prior to the Effective Date and as are transferred to the Transferee Company, and the Foreign Liabilities shall, as and from the Effective Date, become unsecured liabilities of the Transferee Company ranking *pari passu* with all other unsecured and unsubordinated creditors of the Transferee Company, save in relation to those whose claims are preferred solely by any bankruptcy, insolvency, liquidation, or other laws of general application, and irrespective of the terms governing the aforementioned Foreign Liabilities such discharge will not accelerate or trigger any obligation of the Transferor Company or the Transferee Company in relation to such aforementioned Foreign Liabilities. Without prejudice to the foregoing provisions, the Transferor Company and the Transferee Company may execute any instruments or documents or do all the acts and deeds as may be considered appropriate, including the filing of necessary particulars and/or satisfaction(s) of charge(s), with the Registrar of Companies to give formal effect to the above provisions, if required.

4.4.8 The provisions of this Clause 4.4 shall operate in accordance with the terms of the Scheme, notwithstanding anything to the contrary contained in any instrument, deed or writing or the terms of sanction or issue or any security document; all of which instruments, deeds or writings shall be deemed to stand modified and/or superseded by the foregoing provisions.

4.5 *Inter - se Transactions*:

Without prejudice to the provisions of Clauses 4.1 to 4.4, with effect from the Appointed Date, all inter-party transactions between the Transferor Company and the Transferee Company shall be considered as intra-party transactions for all purposes from the Appointed Date.

5. CONTRACTS, DEEDS, ETC.

5.1 Upon the coming into effect of this Scheme and subject to the provisions of this Scheme, all contracts, deeds, bonds, agreements, schemes, arrangements, assurances and other instruments of whatsoever nature to which the Transferor Company is a party or to the benefit of which the Transferor Company may be eligible, and which are subsisting or have effect immediately before the Effective Date, shall continue in full force and effect by, for or against or in favour of, as the case may be, the Transferee Company and may be enforced as fully and effectually as if, instead of the Transferor Company, the Transferee Company had been a party or beneficiary or obligee or obligor thereto or thereunder.

5.2 Without prejudice to the other provisions of this Scheme and notwithstanding the fact that vesting of the Undertaking occurs by virtue of this Scheme itself, the Transferee Company may, at any time after the coming into effect of this Scheme in accordance with the provisions hereof, if so required under any law or otherwise, take such actions and execute such deeds (including deeds of adherence), confirmations or other writings or arrangements with any party to any contract or arrangement to which the Transferor Company is a party or any writings as may be necessary in order to give formal effect to the provisions of this Scheme. The Transferee Company shall, under the provisions of this Scheme, be deemed to be authorised to execute any such writings on behalf of the Transferor Company and to carry out or perform all such formalities or compliances referred to above on the part of the Transferor Company to be carried out or performed.

5.3 For the avoidance of doubt and without prejudice to the generality of the foregoing, it is clarified that upon the coming into effect of this Scheme, all consents, permissions, licences, certificates, clearances, authorities, powers of attorney given by, issued to or executed in favour of the Transferor Company shall without any further act or deed, stand transferred to the Transferee Company, as if the same were originally given by, issued to or executed in favour of the Transferee Company, and the Transferee Company shall be bound by the terms thereof, the obligations and duties thereunder, and the rights and benefits under the same shall be available to the Transferee Company. The Transferee Company shall receive relevant approvals from the concerned Governmental Authorities as may be necessary in this behalf.

6. LEGAL PROCEEDINGS

On and from the Appointed Date, all suits, actions, claims and legal proceedings by or against the Transferor Company pending and/or arising on or before the Effective Date shall be continued and / or enforced as desired by the Transferee Company and on and from the Effective Date, shall be continued and / or enforced by or against the Transferee Company as effectually and in the same manner and to the same extent as if the same had been originally instituted and/or pending and/or arising by or against the Transferee Company.

7. CONDUCT OF BUSINESS

7.1 With effect from the Appointed Date and up to and including the Effective Date:

(a) The Transferor Company shall carry on and shall be deemed to have carried on all its business and activities as hitherto and shall hold and stand possessed of and shall be deemed to have held and stood possessed of the Undertaking on account of, and for the benefit of and in trust for, the Transferee Company.

(b) All the profits or income accruing or arising to the Transferor Company, and all expenditure or losses arising or incurred (including all taxes, if any, paid or accruing in respect of any profits and income) by the Transferor Company shall, for all purposes, be treated and be deemed to be and accrue as the profits or income or as the case may be, expenditure or losses (including taxes) of the Transferee Company.

(c) All taxes (including income tax, sales tax, excise duty, customs duty, service tax, VAT, etc.) paid or payable by the Transferor Company in respect of the operations and/or the profits of the business before the Appointed

Date, shall be on account of the Transferor Company and, insofar as it relates to the tax payment (including, without limitation, sales tax, excise duty, custom duty, income tax, service tax, VAT, etc.), whether by way of deduction at source, advance tax or otherwise howsoever, by the Transferor Company in respect of the profits or activities or operation of its business after the Appointed Date, the same shall be deemed to be the corresponding item paid by the Transferee Company and shall, in all proceedings, be dealt with accordingly.

(d) Any of the rights, powers, authorities and privileges attached or related or pertaining to and exercised by or available to the Transferor Company shall be deemed to have been exercised by the Transferor Company for and on behalf of and as agent for the Transferee Company. Similarly, any of the obligations, duties and commitments attached, related or pertaining to the Undertaking that have been undertaken or discharged by the Transferor Company shall be deemed to have been undertaken or discharged for and on behalf of and as agent for the Transferee Company.

7.2 With effect from the first of the dates of filing of this Scheme with the High Courts and up to and including the Effective Date:

(a) The Transferor Company shall preserve and carry on its business and activities with reasonable diligence and business prudence and shall not undertake any additional financial commitments of any nature whatsoever, borrow any amounts nor incur any other liabilities or expenditure, issue any additional guarantees, indemnities, letters of comfort or commitments either for itself or on behalf of its group companies or any third party or sell, transfer, alienate, charge, mortgage or encumber or deal with the Undertaking or any part thereof save and except in each case in the following circumstances:

(i) if the same is in its ordinary course of business as carried on by it as on the date of filing this Scheme with the High Courts; or

(ii) if the same is permitted by this Scheme; or

(iii) if written consent of the Board of Directors of the Transferee Company has been obtained.

(b) The Transferor Company shall not take, enter into, perform or undertake, as applicable (i) any material decision in relation to it's business and affairs and operations (ii) any agreement or transaction (other than an agreement or transaction in the ordinary course of the Transferor Company's business); and (iii) such other matters as the Transferee Company may notify from time to time; without the prior written consent of the Board of Directors of the Transferee Company.

(c) Without prejudice to the generality of Clause 7.2 (b) above, the Transferor Company shall not make any change in its capital structure, whether by way of increase (by issue of equity shares on a rights basis, bonus shares) decrease, reduction, reclassification, sub-division or consolidation, re-organisation, or in any other manner which may, in any way, affect the Share Exchange Ratio (as provided in Clause 10.2 below), except under any of the following circumstances:

(i) by mutual consent of the respective Board of Directors of the Transferor Company and of the Transferee Company; or

(ii) as may be permitted under this Scheme.

8. EMPLOYEES

8.1 Upon the coming into effect of this Scheme:

(a) All the permanent employees of the Transferor Company who are in its employment as on the Effective Date shall become the permanent employees of the Transferee Company with effect from the Effective Date without any break or interruption in service and on terms and conditions as to employment and remuneration not less favourable than those on which they are engaged or employed by the Transferor Company. It is clarified that the employees of the Transferor Company who become employees of the Transferee Company by virtue of this Scheme, shall not be entitled to the employment policies and shall not be entitled to avail of any schemes and benefits that may be applicable and available to any of the employees of the Transferee Company (including the benefits of or under any Employee Stock Option Schemes applicable to or covering all or any of the employees of the Transferee Company), unless otherwise determined by the Board of Directors of the Transferee Company. The Transferee Company undertakes to continue to abide by any agreement/ settlement, if any, validly entered into by the Transferor Company with any union/employee of the Transferor Company recognized by the Transferor Company. After the Effective Date, the Transferee Company shall be entitled to vary the terms and conditons as to employment and remuneration of the employees of the Transferor Company on the same basis as it may do for the employees of the Transferee Company.

(b) The existing provident fund, gratuity fund and pension and/or superannuation fund or trusts or retirement funds or benefits created by the Transferor Company or any other special funds created or existing for the benefit of the concerned permanent employees of the Transferor Company (collectively referred to as the "**Funds**") and the investments made out of such Funds shall, at an appropriate stage, be transferred to the Transferee Company to be held for the benefit of the concerned employees. The Funds shall, subject to the necessary approvals and permission and at the discretion of the Transferee Company, either be continued as separate funds of the Transferee Company for the benefit of the employees of the Transferor Company or be transferred to and merged with other similar funds of the Transferee Company. In the event that the Transferee Company does not have its own fund with respect to any such Funds, the Transferee Company may, subject to necessary approvals and permissions, continue to maintain the existing Funds separately and contribute thereto, until such time as the Transferee Company creates its own funds at which time the Funds and the investments and contributions pertaining to the employees of the Transferor Company shall be transferred to such funds of the Transferee Company.

9. SAVING OF CONCLUDED TRANSACTIONS

Subject to the terms of this Scheme, the transfer and vesting of the Undertaking of the Transferor Company under Clause 4 of this Scheme shall not affect any transactions or proceedings already concluded by the Transferor Company on or before the Appointed Date or concluded after the Appointed Date till the Effective Date, to the end and intent that the Transferee Company accepts and adopts all acts,

deeds and things made, done and executed by the Transferor Company as acts, deeds and things made, done and executed by or on behalf of the Transferee Company.

PART III

ISSUE OF EQUITY SHARES BY TRANSFEREE COMPANY

10.1 The provisions of this Part III shall operate notwithstanding anything to the contrary in any other instrument, deed or writing.

10.2 Issue of new equity shares by Transferee Company

10.2.1 Upon the coming into effect of this Scheme and in consideration of the transfer and vesting of the Undertaking of the Transferor Company in the Transferee Company in terms of this Scheme, the Transferee Company shall, subject to the provisions of Clause 10.3 and 10.4, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Transferor Company, whose names are registered in the Register of Members of the Transferor Company on the Record Date (to be fixed by the Board of Directors of the Transferee Company) or his /her/ its legal heirs, executors or administrators or, as the case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully paid up of the Transferee Company, in the ratio of 1 equity share of the face value of Rs. 10/- (Rupees Ten only) each of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 16 equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held on the Record Date by such equity shareholders or their respective legal heirs, executors or administrators or, as the case may be, successors in the Transferor Company.

10.2.2 Where new equity shares of the Transferee Company are to be allotted to heirs, executors or administrators or, as the case may be, to successors of deceased equity shareholders of the Transferor Company, the concerned heirs, executors, administrators or successors shall be obliged to produce evidence of title satisfactory to the Board of Directors of the Transferee Company.

10.2.3 The ratio in which equity shares of the Transferee Company are to be issued and allotted to the shareholders of the Transferor Company is herein referred to as the **"Share Exchange Ratio"**. In the event that the Transferee Company restructures its equity share capital by way of share split/ consolidation/issue of bonus shares during the pendency of the Scheme, the Share Exchange Ratio shall be adjusted accordingly to take into account the effect of such corporate actions.

10.3 Notwithstanding the provisions of Clause 10.2 above such portion of the share capital of the Transferor Company held by the Transferee Company shall stand cancelled upon the Scheme becoming effective without any further application, act or deed and there would be no issuance of shares by the Transferee Company in relation to such shares.

10.4 Any share of the Transferor Company that is transferable to the Transferee Company, pursuant to an agreement existing as on date under which the Transferee Company has a right to purchase and the counterparty has an obligation to sell such share, to the extent the same has not been transferred prior to the Effective Date, shall, without any further act, document or deed, upon the Scheme becoming effective, be deemed to have been transferred to the Transferee Company pursuant to this Scheme for the express purpose of cancellation, and shall, in terms of Clause 10.3 above, be so cancelled and there would be no issuance of shares by the Transferee Company in relation to such shares so held. The Transferee Company shall make payment, to the extent not already made, on the Effective Date, to the holder of such equity shares of the amount payable for the transfer in terms of the agreement. To the extent that the shares pursuant to aforesaid agreement have already been transferred prior to effectiveness of the Scheme, they shall be deemed to have been transferred pursuant to this Clause 10.4 for the express purpose of cancellation in terms of Clause 10.3 above.

10.5 Increase in authorised, issued, subscribed and paid-up capital of Transferee Company

(a) Upon the Scheme coming into effect, the authorised share capital of the Transferee Company in terms of its Memorandum of Association and Articles of Association shall automatically stand enhanced without any further act, instrument or deed on the part of the Transferee Company, including payment of stamp duty and fees payable to Registrar of Companies, by an amount of Rs.3000,00,00,000/- (Rupees Three Thousand Crores Only), and the Memorandum of Association and Articles of Association of the Transferee Company (relating to the authorized share capital) shall, without any further act, instrument or deed, be and stand altered, modified and amended, and the consent of the shareholders to the Scheme shall be deemed to be sufficient for the purposes of effecting this amendment, and no further resolution(s) under Section 16, Section 31, Section 94 or any other applicable provisions of the Act, would be required to be separately passed. For this purpose, the filing fees and stamp duty already paid by the Transferor Company on its authorised share capital shall be utilized and applied to the increased share capital of the Transferee Company, and shall be deemed to have been so paid by the Transferee Company on such combined authorised share capital and accordingly, the Transferee Company shall not be required to pay any fees / stamp duty on the authorised share capital so increased.

Accordingly, in terms of this Scheme, the authorised share capital of the Transferee Company shall stand enhanced to an amount of Rs. 6000,00,00,000 (Rupees Six Thousand Crores Only) divided into 500,00,00,000 equity shares of Rs. 10/- each and 100,00,00,000 preference shares of Rs. 10/- each and the capital clause being Clause V of the Memorandum of Association of the Transferee Company shall on the Effective Date stand substituted to read as follows:

"V. The authorized share capital of the Company is Rs. 6000,00,00,000/- (Rupees Six Thousand Crores Only) consisting of 500,00,00,000 (Five Hundred Crores) equity shares of Rs. 10/- (Rupees Ten Only) each and 100,00,00,000 (One Hundred Crores) preference shares of Rs. 10/- (Rupees Ten Only) each, with power to increase or reduce the capital of the Company and to divide the shares in the capital for the time being into several classes and to attach thereto respectively such preferential, deferred, qualified or special rights, privileges or conditions as may be determined by or in accordance with the Articles of Association of the Company and to vary, modify, amalgamate or abrogate any such rights, privileges or conditions in such manner as may be for the time being provided by the Articles of Association of the Company."

Article 5(a) of the Articles of Association of the Transferee Company shall, on the Effective Date, also stand substituted to read as follows:

"5(a) The authorized share capital of the Company is Rs. 6000,00,00,000/- (Rupees Six Thousand Crores Only) consisting of 500,00,00,000 (Five Hundred Crores) equity shares of Rs. 10/- (Rupees Ten Only) each and 100,00,00,000 (One Hundred Crores) preference shares of Rs. 10/- (Rupees Ten Only) each, with power to increase or reduce the capital of the Company and to divide the shares in the capital for the time being into several classes and to attach thereto respectively such preferential, deferred, qualified or special rights, privileges or conditions as may be determined by or in accordance with the Articles of Association of the Company and to vary, modify, amalgamate or abrogate any such rights, privileges or conditions in such manner as may be for the time being provided by the Articles of Association of the Company."

Upon the Scheme becoming effective, the issued, subscribed and paid-up capital of the Transferee Company shall stand suitably increased consequent upon the issuance of new equity shares in accordance with Clause 10.2 above.

(b) It is clarified that no Special Resolution under Section 81(1A) of the Act shall be required to be passed by the Transferee Company separately in a general meeting for issue of shares to the shareholders of the Transferor Company under this Scheme and on the members of the Transferee Company approving this Scheme, it shall be deemed that they have given their consent to the issue of equity shares of the Transferee Company to the shareholders of the Transferor Company in the Share Exchange Ratio.

10.6 General provisions:

(a) **Issue of shares in dematerialized/physical form:**

(i) In so far as the issue of new equity shares by the Transferee Company pursuant to Clause 10.2 above is concerned, each of the shareholders of the Transferor Company holding shares in physical form shall have the option, exercisable by notice in writing by them to the Transferee Company on or before the Record Date, to receive, the new equity shares of the Transferee Company either in certificate form or in dematerialised form, in lieu of their shares in the Transferor Company in accordance with the terms hereof. In the event that such notice has not been received by the Transferee Company in respect of any of the members of the Transferor Company, the shares of the Transferee Company shall be issued to such members in physical form. Those of the members of the Transferor Company who exercise the option to receive the shares in dematerialised form shall be required to have an account with a depository participant and shall provide full details thereof and such other confirmations as may be required in the notice provided by such shareholder to the Transferee Company. It is only thereupon that the Transferee Company shall issue and directly credit the demat/dematerialised securities account of such member with the new equity shares of the Transferee Company. The physical share certificates representing the equity shares of the Transferor Company shall stand automatically and irrevocably cancelled on the issue of new equity by the Transferee Company in terms of Clause 10.2 above.

(ii) Each of the members of the Transferor Company holding shares of the Transferor Company in dematerialised form shall have the option, exercisable by notice in writing by them to the Transferee Company on or before the Record Date, to receive, the new equity shares of the Transferee Company either in certificate form or in dematerialised form, in lieu of their shares in the Transferor Company in accordance with the terms hereof. In the event that such notice has not been received by the Transferee Company in respect of any of the members of the Transferor Company, the shares of the Transferee Company shall be issued to such members in dematerialised form as per the records maintained by the National Securities Depository Limited and/or Central Depository Services (India) Limited on the Record Date in terms of Clause 10.2 above.

(b) **Pending share transfers, etc.:**

(i) In the event of there being any pending share transfers, whether lodged or outstanding, of any shareholder of the Transferor Company, the Board of Directors of the Transferee Company shall be empowered in appropriate cases, prior to or even subsequent to the Record Date, to effectuate such a transfer as if such changes in the registered holder were operative as on the Record Date, in order to remove any difficulties arising to the transferor or transferee of equity shares in the Transferor Company, after the effectiveness of this Scheme;

(ii) The new equity shares to be issued by the Transferee Company pursuant to this Scheme in respect of any equity shares of the Transferor Company which are held in abeyance under the provisions of Section 206A of the Act or otherwise shall pending allotment or settlement of dispute by order of Court or otherwise, be held in abeyance by the Transferee Company.

(c) **Partly Paid up shares:**

In respect of equity shares of the Transferor Company where calls are in arrears, without prejudice to any remedies that the Transferor Company or the Transferee Company as the case may be, shall have in this behalf, the Transferee Company shall not be bound to issue any shares of the Transferee Company (whether partly paid or otherwise) nor to confer any entitlement to such holder until such time as the calls in arrears are paid in full.

(d) **New Equity Shares subject to same terms:**

(i) The new equity shares issued and allotted by the Transferee Company in terms of this Scheme shall be subject to the provisions of the Memorandum and Articles of Association of the Transferee Company and shall inter-se rank pari passu in all respects with the then existing equity shares of the Transferee Company, including in respect of dividend, if

any, that may be declared by the Transferee Company on or after the Effective Date;

(ii) The new equity shares of the Transferee Company issued in terms of Clause 10.2 of this Scheme will be listed and/or admitted to trading on the Bombay Stock Exchange Limited and National Stock Exchange of India Limited where the shares of the Transferee Company are listed and/or admitted to trading. The Transferee Company shall enter into such arrangements and give such confirmations and/ or undertakings as may be necessary in accordance with the applicable laws or regulations for complying with the formalities of the said stock exchanges.

(e) **Obtaining of approvals:**

For the purpose of issue of equity shares to the shareholders of the Transferor Company, the Transferee Company shall, if and to the extent required, apply for and obtain the required statutory approvals and approvals of other concerned regulatory authorities for the issue and allotment by the Transferee Company of such equity shares.

(f) **Fractional Entitlement:**

No fractional certificates, entitlements or credits shall be issued or given by the Transferee Company in respect of the fractional entitlements, if any, to which the shareholders of the Transferor Company are entitled on the issue and allotment of equity shares by the Transferee Company in accordance with this Scheme. The Board of Directors of the Transferee Company shall instead consolidate all such fractional entitlements to which the shareholders of the Transferor Company may be entitled on issue and allotment of the equity shares of the Transferee Company as aforesaid and shall, without any further application, act, instrument or deed, issue and allot such fractional entitlements directly to an individual trustee or a board of trustees or a corporate trustee (the "**Trustee**"), who shall hold such fractional entitlements with all additions or accretions thereto in trust for the benefit of the respective shareholders to whom they belong and their respective heirs, executors, administrators or successors for the specific purpose of selling such fractional entitlements in the market at such price or prices and at such time or times as the Trustee may in its sole discretion decide and on such sale pay to the Transferee Company the net sale proceeds thereof and any additions and accretions, whereupon the Transferee Company shall, subject to withholding tax, if any, distribute such sale proceeds to the concerned shareholders of the Transferor Company in proportion to their respective fractional entitlements.

PART IV

ACCOUNTING TREATMENT AND DIVIDENDS

11. ACCOUNTING TREATMENT

(a) Upon the coming into effect of this Scheme and with effect from the Appointed Date, for the purpose of accounting for and dealing with the value of the assets and liabilities in the books of the Transferee Company, the fair value of the assets and Liabilities shall be determined as of the Appointed Date.

(b) As considered appropriate for the purpose of reflecting the fair value of assets and liabilities of the Transferor Company and the Transferee Company in the books of the Transferee Company on the Appointed Date, suitable effect may be given including, but not restricted to, application of uniform accounting policies and methods.

(c) The aggregate excess or deficit of value of the net assets determined as per sub-clause (a) above and the net effect of the adjustments referred in sub-clause (b) above over the paid-up value of the shares to be issued and allotted to the shareholders of the Transferor Company pursuant to this Scheme shall be transferred by the Transferee Company to its Securities Premium Account. Amounts debited to the Profit And Loss Account of the Transferee Company in connection with giving effect to this Scheme including, but not restricted to, any costs, charges, stamp duty and cancellation of shares referred to in Clause 10.3 of this Scheme may be adjusted by a corresponding transfer from the General Reserve.

12. DECLARATION OF DIVIDEND

12.1 For the avoidance of doubt it is hereby clarified that nothing in this Scheme shall prevent the Transferee Company from declaring and paying dividends, whether interim or final, to its equity shareholders as on the respective record date for the purpose of dividend.

12.2

(a) In the event that the Transferee Company declares any dividend between the date of filing of the Scheme and the Record Date, then in such event, the shareholders of the Transferor Company who are entitled to receive shares of the Transferee Company pursuant to Clause 10.2 above (the "**Transferor Company Shareholders**") shall, on the Record Date, also be eligible to receive an amount representing such dividend proportionate to the shares they are entitled to receive. For this purpose, the Transferee Company shall, at the time of declaration of dividend to its shareholders as aforesaid, reserve the amount required for payment of dividend to the Transferor Company Shareholders. The Board of Directors of the Transferee Company will declare the aforesaid reserved amount as dividend to the Transferor Company Shareholders after the Record Date and the amount set apart will be appropriated towards such declaration. For the avoidance of doubt it is clarified that no interest shall be payable by the Transferee Company to the Transferor Company Shareholders in relation to such amount to be applied towards payment of such dividend.

(b) The Transferor Company shall not make any declaration of dividend between the date of filing of this scheme and the Effective Date.

12.3 Until the coming into effect of this Scheme, the holders of equity shares of the Transferor Company and the Transferee Company shall, save as expressly provided otherwise in this Scheme, continue to enjoy their existing respective rights under their respective Articles of Association.

12.4 It is clarified that the aforesaid provisions in respect of declaration of dividends, whether interim or final, are enabling provisions only and shall not be deemed to confer any right on any member of the Transferor Company and/or the Transferee Company to demand or claim any dividends which, subject to the provisions of the Act, shall be entirely at the discretion of the respective Boards of Directors of the Transferor Company and the Transferee Company and

subject, wherever necessary, to the approval of the shareholders of the Transferor Company and the Transferee Company, respectively.

PART V

DISSOLUTION OF TRANSFEROR COMPANY AND GENERAL TERMS AND CONDITIONS

13. DISSOLUTION OF TRANSFEROR COMPANY

On the coming into effect of this Scheme, the Transferor Company shall stand dissolved without winding-up, and the Board of Directors and any committees thereof of the Transferor Company shall without any further act, instrument or deed be and stand dissolved.

14. VALIDITY OF EXISTING RESOLUTIONS, ETC.

Upon the coming into effect of this Scheme the resolutions, if any, of the Transferor Company, which are valid and subsisting on the Effective Date, shall continue to be valid and subsisting and be considered as resolutions of the Transferee Company and if any such resolutions have any monetary limits approved under the provisions of the Act, or any other applicable statutory provisions, then the said limits shall be added to the limits, if any, under like resolutions passed by the Transferee Company and shall constitute the aggregate of the said limits in the Transferee Company.

15. MODIFICATION OF SCHEME

15.1 The Transferor Company and the Transferee Company by their respective Boards of Directors or any Director/Executive authorised in that behalf (hereinafter referred to as the "**Delegate**") may assent to, or make, from time to time, any modification(s) or addition(s) to this Scheme which the High Courts or any authorities under law may deem fit to approve of or may impose and which the Board of Directors of the Transferor Company and the Transferee Company may in their discretion accept, or such modification(s) or addition(s) as the Board of Directors of the Transferor Company and the Transferee Company or as the case may be, their respective Delegate may deem fit, or required for the purpose of resolving any doubts or difficulties that may arise in carrying out this Scheme. The Transferor Company and the Transferee Company by their respective Boards of Directors or Delegates are authorised to do and execute all acts, deeds, matters and things necessary for bringing this Scheme into effect, or review the position relating to the satisfaction of the conditions of this Scheme and if necessary, waive any of such conditions (to the extent permissible under law) for bringing this Scheme into effect, and/or give such consents as may be required in terms of this Scheme. In the event that any conditions are imposed by the High Courts or any Governmental authorities, which the Board of Directors of the Transferor Company or the Transferee Company find unacceptable for any reason, then the Transferor Company and the Transferee Company shall be at liberty to withdraw the Scheme.

15.2 For the purpose of giving effect to this Scheme or to any modification(s) thereof or addition(s) thereto, the Delegates (acting jointly) of the Transferor Company and Transferee Company may give and are authorised to determine and give all such directions as are necessary for settling or removing any question of doubt or difficulty that may arise under this Scheme or in regard to the meaning or interpretation of any provision of this Scheme or implementation thereof or in any matter whatsoever connected therewith (including any question or difficulty arising in connection with any deceased or insolvent shareholders, depositors or debenture holders of the Transferor Company) or to review the position relating to the satisfaction of various conditions of this Scheme and if necessary, to waive any such conditions (to the extent permissible in law) and such determination or directions or waiver, as the case may be, shall be binding on all parties, in the same manner as if the same were specifically incorporated in this Scheme. For the avoidance of doubt it is clarified that where this Scheme requires the approval of the Board of Directors of the Transferor Company or the Transferee Company to be obtained for any matter, the same may be given through their Delegates.

16. FILING OF APPLICATIONS

The Transferor Company and the Transferee Company shall with all reasonable despatch, make and file all applications and petitions under Sections 391 to 394 and other applicable provisions of the Act before the respective High Courts having jurisdiction for sanction of this Scheme under the provisions of law, and shall apply for such approvals as may be required under law.

17. APPROVALS

The Transferee Company shall be entitled, pending the sanction of the Scheme, to apply to any governmental authority, if required, under any law for such consents and approvals which the Transferee Company may require to own the Undertaking and to carry on the business of the Transferor Company.

18. SCHEME CONDITIONAL UPON SANCTIONS, ETC.

18.1 This Scheme is conditional upon and subject to:

(a) The Scheme being agreed to by the requisite majority of the respective classes of members and/or creditors of each of the Transferor Company and of the Transferee Company as required under the Act and the requisite orders of the High Courts being obtained;

(b) Such other consents, sanctions and approvals as may be required by law in respect of the Scheme being obtained; and

(c) The certified copies of the Orders of the High Courts sanctioning this Scheme being filed with the Registrar of Companies, Gujarat and the Registrar of Companies, Maharashtra, Mumbai.

18.2 In the event of this Scheme failing to take effect finally by December 31, 2009, or by such later date as may be agreed by the respective Board of Directors of the Transferor Company and the Transferee Company or their respective Delegates, this Scheme shall become null and void and be of no effect and in that event no rights and liabilities whatsoever shall accrue to or be incurred or claimed inter-se by the parties or their shareholders or creditors or employees or any other person. In such case, each company shall bear its own costs, charges and expenses or as may be mutually agreed.

19. COSTS, CHARGES, EXPENSES AND STAMP DUTY

All costs, charges and expenses (including any taxes and duties) incurred or payable by each of the Transferor Company and Transferee Company in relation to or in connection with this Scheme and incidental to the completion of the amalgamation of the Transferor Company with the Transferee Company in pursuance of this Scheme, including stamp duty on the Orders of the High Courts, if any and to the extent applicable and payable, shall be borne and paid by the Transferee Company.

IN THE HIGH COURT OF JUDICATURE AT BOMBAY
ORDINARY ORIGINAL CIVIL JURISDICTION
COMPANY APPLICATION NO. 288 OF 2009

In the matter of the Companies Act, 1956;

-And-

In the matter of Sections 391 to 394 of the Companies Act, 1956;

-And-

In the matter of Reliance Industries Limited, a company incorporated under the Companies Act, 1956 and having its registered office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai - 400 021;

-And-

In the matter of the Scheme of Amalgamation of Reliance Petroleum Limited with Reliance Industries Limited.

Reliance Industries Limited, a company incorporated under the }
Companies Act, 1956, and having its registered office at 3rd Floor, }
Maker Chambers IV, 222, Nariman Point, Mumbai - 400 021. } ...Applicant Company

FORM OF PROXY

I/We, the undersigned equity shareholder(s) of the Applicant Company hereby appoint Mr./Ms. ________________ of ________________ and failing him / her Mr./Ms. ________________ of ________________ as my / our proxy, to act for me / us at the meeting of the Equity Shareholders of the Applicant Company to be held on **Saturday, the 4th day of April, 2009** at **11:00 a.m. (1100 hours)** at **Birla Matushri Sabhagar, 19, Marine Lines, Mumbai 400 020** for the purpose of considering and, if thought fit, approving, with or without modification(s), the Scheme of Amalgamation of Reliance Petroleum Limited (the **'Transferor Company'**) with Reliance Industries Limited (the **'Applicant Company'** or the **'Transferee Company'**) and at such meeting and at any adjournment or adjournments thereof, to vote, for me / us / and in my / our name ________________ (here, if for, insert **'for'**; if against, insert **'against'**, and in the latter case, strike out the words below after 'Scheme of Amalgamation') the said Scheme of Amalgamation, either with or without modification(s)*, as my / our proxy may approve.

** Strike out what is not necessary.*

Dated this ________ day of ________________ 2009

Name : ________________

Address : ________________

____

____

Affix
Re. 1
Revenue Stamp

Signature across the stamp

(For Demat holding)

DP Id : ________________ Client Id : ________________

(For Physical holding)

Folio No. ________________ No. of shares held : ________________

Signature of Shareholder(s) : Sole holder / First holder : ________________

Second holder : ________________

Third holder : ________________

Signature of Proxy : ________________

NOTES:

1. Please affix Revenue Stamp before putting Signature.
2. All alterations made in the Form of Proxy should be initialled.
3. Proxy must be deposited at the registered office of the Applicant Company, not later than FORTY EIGHT hours before the commencement of the meeting.
4. Proxy need not be a shareholder of the Applicant Company.
5. In case of multiple proxies, the proxy later in time shall be accepted.

ATTENDANCE SLIP

Reliance
Industries Limited

Registered Office: 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai - 400 021.

PLEASE FILL THIS ATTENDANCE SLIP AND HAND IT OVER AT THE ENTRANCE OF THE MEETING HALL.
Joint Shareholders may obtain additional Attendance Slip at the venue of the meeting.

DP ID*			Folio No.	
Client ID*			No. of Share(s) held	

NAME AND ADDRESS OF THE EQUITY SHAREHOLDER / PROXY HOLDER

____

____

____

____

____

____

I hereby record my presence at the meeting of the Equity Shareholders of the Company convened pursuant to the Order dated 6th March, 2009 of the Hon'ble High Court of Judicature at Bombay on **Saturday, the 4th day of April, 2009 at 11:00 a.m. (1100 hours),** at Birla Matushri Sabhagar, 19, Marine Lines, Mumbai 400 020.

SIGNATURE OF THE EQUITY SHAREHOLDER OR PROXY: ________________________

Notes:

1. *Applicable for investors holding shares in dematerialised form.
2. Shareholders who come to attend the meeting are requested to bring with them copy of the Scheme of Amalgamation.

BOOK-POST

(Under Certificate of Posting)

To,

If undelivered please return to:

Karvy Computershare Private Limited
(Unit : Reliance Industries Limited)
Karvy House, 46, Avenue 4, Street No.1,
Banjara Hills, Hyderabad - 500 034.

Orient Press Ltd.

Reliance Industries Limited

MEETING OF THE UNSECURED CREDITORS

Date	:	4th April, 2009
Time	:	12:30 p.m. or so soon thereafter after the conclusion of the meeting of the Secured Creditors (including debentureholders)
Venue	:	Birla Matushri Sabhagar, 19, Marine Lines, Mumbai 400 020.

CONTENTS

PAGES

For any clarifications regarding the scheme of amalgamation
please write to rplrilmerger.helpdesk@ril.com

IN THE HIGH COURT OF JUDICATURE AT BOMBAY
ORDINARY ORIGINAL CIVIL JURISDICTION
COMPANY APPLICATION NO. 288 OF 2009

In the matter of the Companies Act, 1956;

-And-

In the matter of Sections 391 to 394 of the Companies Act, 1956;

-And-

In the matter of Reliance Industries Limited, a company incorporated under the Companies Act, 1956 and having its registered office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai - 400 021;

-And-

In the matter of the Scheme of Amalgamation of Reliance Petroleum Limited with Reliance Industries Limited.

Reliance Industries Limited, a company incorporated under the Companies Act, 1956, and having its registered office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai - 400 021. } ...Applicant Company

NOTICE CONVENING THE MEETING OF THE UNSECURED CREDITORS OF RELIANCE INDUSTRIES LIMITED

To,

The Unsecured Creditors of Reliance Industries Limited (the "**Applicant Company**").

TAKE NOTICE that by an Order made on the 6th day of March, 2009, in the above Company Application, the High Court of Judicature at Bombay has directed that a meeting of the Unsecured Creditors of the Applicant Company be convened and held on **Saturday, the 4th day of April, 2009 at 12:30 p.m. (1230 hours)** or so soon thereafter after the conclusion of the meeting of the Secured Creditors (including debentureholders) of the Applicant Company at Birla Matushri Sabhagar, 19 Marine Lines, Mumbai - 400 020, for the purpose of considering and, if thought fit, approving with or without modification(s), the Scheme of Amalgamation of Reliance Petroleum Limited with Reliance Industries Limited.

TAKE FURTHER NOTICE that in pursuance of the said Order and as directed therein, a meeting of the Unsecured Creditors of the Applicant Company will be convened and held on **Saturday, the 4th day of April, 2009 at 12:30 p.m. (1230 hours)** or so soon thereafter after the conclusion of the meeting of the Secured Creditors (including debentureholders) of the Applicant Company at Birla Matushri Sabhagar, 19 Marine Lines, Mumbai - 400 020, at which time and place you are requested to attend.

TAKE FURTHER NOTICE that you may attend and vote at the said meeting in person or by proxy, provided that a proxy in the prescribed form, duly signed by you, or your authorised representative, is deposited at the registered office of the Applicant Company at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai- 400 021, not later than 48 hours before the commencement of the said meeting.

The High Court of Judicature at Bombay has appointed, Mr. Justice B. N. Srikrishna (Retd.), in his absence Mr. M. L. Bhakta, Independent Director of the Applicant Company and in his absence Mr. Y. P. Trivedi, Independent Director of the Applicant Company, to be the Chairman of the said meeting.

A copy each of the Statement under Section 393 of the Companies Act, 1956, a copy of the Scheme and a Form of Proxy is enclosed.

Justice B. N. Srikrishna (Retd.)
Chairman appointed for the meeting

Dated this 6th day of March, 2009

Registered Office:
3rd Floor, Maker Chambers IV,
222, Nariman Point,
Mumbai - 400 021.
Maharashtra.
India.

Notes:

(1) All alterations made in the Form of Proxy should be initialled.

(2) Only Unsecured Creditors of the Applicant Company may attend and vote (either in person or by proxy) at the Unsecured Creditors' meeting. The representative of a body corporate which is a Unsecured Creditor of the Applicant Company may attend and vote at the Unsecured Creditors' meeting provided a certified true copy of the resolution of the Board of Directors or other governing body of the body corporate is deposited at the registered office of the Applicant Company not later than 48 hours before the meeting authorising such representative to attend and vote at the Unsecured Creditors' meeting.

Enclosed: as above.

IN THE HIGH COURT OF JUDICATURE AT BOMBAY ORDINARY ORIGINAL CIVIL JURISDICTION COMPANY APPLICATION NO. 288 OF 2009

In the matter of the Companies Act, 1956;

-And-

In the matter of Sections 391 to 394 of the Companies Act, 1956;

-And-

In the matter of Reliance Industries Limited, a company incorporated under the Companies Act, 1956 and having its registered office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai - 400 021;

-And-

In the matter of the Scheme of Amalgamation of Reliance Petroleum Limited with Reliance Industries Limited.

Reliance Industries Limited, a company }
incorporated under the Companies Act, 1956,}
and having its registered office at 3rd Floor, }
Maker Chambers IV, 222, Nariman Point, }
Mumbai - 400 021. }...Applicant Company

EXPLANATORY STATEMENT UNDER SECTION 393 OF THE COMPANIES ACT, 1956

1. Pursuant to the Order dated March 6, 2009 passed by the High Court of Judicature at Bombay, in the Company Application referred to above, meetings of the equity shareholders, secured creditors (including debentureholders) and unsecured creditors of the Applicant Company are being convened and held for the purpose of considering and, if thought fit, approving with or without modification(s), the arrangement embodied in the Scheme of Amalgamation of Reliance Petroleum Limited (hereinafter referred to as "**RPL**" or the "**Transferor Company**" as the context may admit) a company incorporated under the Companies Act, 1956 (**"Act"**) into Reliance Industries Limited (hereinafter referred to as "**RIL**" or the "**Applicant Company**" or the "**Transferee Company**" as the context may admit), a company incorporated under the Act, under Sections 391 to 394 of the Act (the "**Scheme**").

2. A copy of the Scheme, setting out the terms and conditions of the amalgamation of the Transferor Company with the Applicant Company, which has been approved by the Board of Directors of the Transferor Company and the Applicant Company at their respective meetings held on March 2, 2009, is attached to this Explanatory Statement.

3. The Applicant Company was incorporated as Mynylon Limited on May 8, 1973 in the State of Karnataka under the provisions of the Act. The name of the Applicant Company was subsequently changed to Reliance Textile Industries Limited on March 11, 1977. The place of the registered office of the Applicant Company was subsequently changed from the State of Karnataka to the State of Maharashtra on July 2, 1977. The name of the Applicant Company was again changed to Reliance Industries Limited on June 27, 1985. The Applicant Company has its registered office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai- 400 021, Maharashtra.

4. The objects for which the Applicant Company has been established are set out in its Memorandum of Association. The main objects, are set out hereunder:

   1. *To carry on the business of manufacturers, dealers, agents, factors, importers, exporters, merchants and financiers of all kinds of man made fibres and man made fibre yarns of all kinds, man made fibre cords of all kinds and man made fibre fabrics of all kinds, mixed with or without mixing, materials like woolen, cotton, metallic or any other fibres of vegetable, mineral or animal origin, manufacturing such man made fibres and man made fibre products of all description and kinds with or without mixing fibres of other origin as described above, by any process using petrochemicals of all description or by using vegetable or mineral oils or products of all description required to produce such man made fibres.*

   2. *To carry on the business of manufacturers, dealers, importers and exporters, merchants, agents, factors and financiers and particularly manufacturers, dealers, etc. of all types of petro-chemicals like Naphtha, Methane, Ethylene, Propylene, Butenes, Naphthalene, Cyclohexane, Cyclohexanone, Benzene, Phenol, Acetic Acid, Cellulose Acetate, Vinyl Acetates, Ammonia, Caprolactam, Adipic Acid, Hexamethylene, Diamine Nylon, Nylon-6, Nylon 6.6, Nylon 6.10, Nylon 6.11, Nylon 7, their fibres, castings, mouldings, sheets, rods, etc., Ortho-xylene, Phthalic Anhydride, Alkyd Resins, Polyester fibres and films, mixed Xylenes, Paraxylene, Meta-xylene, Toluene, Cumene, Phenol, Styrene, Synthetic Rubbers, Butenes, Butadiene, Methacrolein, Maleic Anhydride, Methacrylates, Alkyd resins, Urea, Methanol formaldehyde, UF, PF and MF resins, Hydrogen-cyanide, Poly-methyl Methacrylate, Acetylene, P.V.C. Polyethylene, Ethylene, dichloride Ethylene oxide, Ethyleneglycol, Ploygiyclos, Polyurethanes, Paraxylenes, Polystyrenes, Polypropylene, Isopropanol, Acetone, Propylene oxide, Propylene glycol, Acrylonitrile, Acrolein, Acylicesters, Acrylic Fibres, Allyl Chloride, Epichlor-hydrin Epoxy resins and all other petrochemical products and polymers in all their forms like resins, fibres, sheet mouldings, castings etc.*

   3. *To carry on the business of manufacturing, buying, selling exchanging, converting, altering, importing, exporting, processing, twisting or otherwise handling or dealing in or using or advising users in the proper use of, cotton yarn, pure silk yarn, artificial silk yarn, staple fibre and such other fibre, fibres and fibrous materials, or allied products, by-products, substances or substitutes for all or any of them, or yarn or yarns, for textile or other use, as may be practicable.*

   4. *To manufacture or help in the manufacturing of any spare parts, accessories, or anything or things required and necessary for the above mentioned business.*

5. The authorised, issued, subscribed and paid-up share capital of the Applicant Company as on December 31, 2008 was as under:

	Rs.
Authorised Share Capital:	
250,00,00,000 Equity Shares of Rs. 10/- each	2500,00,00,000
50,00,00,000 Preference Shares of Rs. 10/- each	500,00,00,000
Issued, Subscribed and Paid up Share Capital:	
157,37,97,633 Equity Shares of Rs. 10/- each fully paid up	1573,79,76,330
Less : calls in arrears	25,59,419
Total	1573,54,16,911

Note :

The Applicant Company has reserved issuance of 6,96,75,402 equity shares of face value of Rs. 10/- each for offering to eligible employees of the Applicant Company and its subsidiaries under its Employees Stock Option Scheme (ESOS).

The equity shares of the Applicant Company are listed on Bombay Stock Exchange Limited and National Stock Exchange of India Limited. The GDRs representing the underlying equity shares of the Applicant Company are listed on Luxembourg Stock Exchange.

6. The Transferor Company was incorporated on October 24, 2005 in the State of Maharashtra under the provisions of the Act. The place of the registered office of the Transferor Company was subsequently changed from the State of Maharashtra to the State of Gujarat on March 21, 2006. The Transferor Company has its registered office at Motikhavdi, P.O. Digvijaygram, District - Jamnagar, Gujarat - 361140, India.

7. The objects for which the Transferor Company has been established are set out in its Memorandum of Association. The main objects, are set out hereunder

   1. *To carry on the business of refiners, stores, suppliers and distributors of petroleum and petroleum products including the business of extracting, treating, pumping, drawing, transporting, distilling, purifying and dealing in petroleum and mineral oil and to purchase or otherwise acquire, manufacture, extract, refine, purify, treat, reduce, modify, distil, blend, smelt, compress, store, hold, transport, use, experiment with, market, supply, distribute, exchange, sell or otherwise dispose of, import, export, trade, act as agents/dealers of all kinds of crude oil, LPG, LNG, compressed hydrocarbon, petroleum and petroleum products, mineral oils, gas and other substances, lubricating oils, and carbon black feedstock, asphalt, sulphur, clays, bitumen, bituminous, nitrates, coal, ores, minerals and in general subsoil, products and subsurface deposits of every nature and description and the products or the by-products which may be derived, produced, prepared, developed, compounded, made or manufactured therefrom and substances obtained by mixing any of the foregoing with other substances.*

   2. *To carry on anywhere in India or elsewhere the business of exploration and development and production of crude oil, associated gas and natural gas resources and to take on lease, purchase or otherwise acquire oil wells, oil fields, gas wells and gas fields onshore or offshore, riverbeds, ocean and seabeds' whether solely or in collaboration or partnership with others commercially exploit and turn to account and advantage oil wells, oil fields, gas wells, gas fields and other sources of oil associated gas and natural gas and to manufacture produce, buy, sell, dispose of and deal in crude oil, and associate gas, and natural gas coke, tar and all other residual products resulting from the manufacture and treatment of oil, gas or other hydrocarbons and to erect refineries, mills, machinerys', laboratories, workshops and other buildings, works and appliances required for the same and in connection therewith to construct, buy, sell, let on hire, hire purchase survey ships, underwater exploratory equipment, rigs, offshore platforms, ships, tankers, floating pipelines, tugs, barges, bathyscaphs, equipment and vessels for drilling, exploration and commercial production of oil and associated natural gas and also other activities.*

   3. *To carry on in India and in any part of the world the business of processing, converting, manufacturing, formulating, using, buying, dealing, acquiring, storing, packaging, selling, transporting, distributing, importing, exporting and disposing of all types of petrochemicals like Naphtha, Methane, Ethylene, Propylene, Butene, Naphthalene, Cyclohexane, Cyclo-hexanone, Benzene, Phenol, Acetic Acid, Cellulose, Acetate, Vinyl Acetate, Caprolactum, Adipic Acid, Hexamethylene, Diamine Nylon, Nylon - 6, Nylon - 6.6, Nylon -6.1, Nylon - 6.11, Nylon - 7, their fibres, castings, mouldings, sheets, rods, Orthoxylene, Pthalic Anhydride, Alkyd Resins, Polyester Fibres and Films, Mixed Xylene, Paraxylene, Metaxylene, Toluene, Cumene, Styrene, Synthetic Rubbers, Butadiene, Methacrolein, Maleic Anhydride, Methacrylates, Urea, Methanol Formaldehyde, UF, PF and MF Resins, Hydrogen-cyanide, Poly-Methyl, Acetylene, Polyvinyl Chloride, Polyethylene, Plastics, Methanol, Melamine and derivatives thereof, whether liquid, solid or gaseous, Dichloride, Ethylene Oxide, Ethylene Glycol, Poly Glycol, Polyurethane, Paraxyles, Polystyrene, Polypropylene, Isopropanol, Acetone, Propylene Oxide, Propylene Glycol, Acrylonitrile, Acrolein, Acylicensters, Acrylic Fibres, Alkyl Chloride, Epichlorhydrin, Alliphatic and Aromatic Alcohols, Aldehydes, Ketones, Aromatic Acid Anluphrides, Vinyl Chloride, Acrylics, Esters of Ortho, Meta and Terepthalic Acids and all Gases, Epoxy Resins and all other Petrochemical Products and Polymers in all their forms like Resins, Fibres, Sheets, Mouldings, Castings, Cellophone, Colour, Paints, Varnishes, Disinfectants, Insecticides, Fungicides, Deodarants, as well as Biochemical, Pharmaceutical, Medicinal, Sizing, Bleaching, Photographical and other preparations.*

8. The authorised, issued, subscribed and paid-up share capital of the Transferor Company as on December 31, 2008 was as under:

	Rs.
Authorised Share Capital:	
1000,00,00,000 Equity Shares of Rs.10/- each	10000,00,00,000
500,00,00,000 Preference Shares of Rs.10/- each	5000,00,00,000
Issued, Subscribed and Paid up Share Capital:	
450,00,00,000 Equity Shares of Rs. 10/- each fully paid up	4500,00,00,000
Less : calls in arrears	95,250
Total	4499,99,04,750

The equity shares of the Transferor Company are listed on Bombay Stock Exchange Limited and National Stock Exchange of India Limited.

BACKGROUND TO THE AMALGAMATION

9. The Transferor Company is a subsidiary of the Transferee Company in terms of Section 4 of the Act. The Transferee Company currently holds 70.38% of the paid up equity share capital of the Transferor Company.

10. The Transferor Company was formed with the objective of harnessing the emerging opportunities in the global energy sector by setting up a 580,000 barrels of crude oil per stream day greenfield petroleum refinery and a 0.9 million tonnes per annum polypropelene plant in a Special Economic Zone in Jamnagar, Gujarat and has commenced refining of crude. The Transferee Company ranks amongst the world's top 10 producers for almost all its products and also operates a 6,60,000 barrels of crude oil per stream day refinery in Jamnagar, Gujarat which is one of the largest complex refineries globally.

RATIONALE FOR THE AMALGAMATION

11. The amalgamation of the Transferor Company with the Transferee Company would, *inter alia*, have the following benefits:

    (a) Greater integration and greater financial strength and flexibility for the amalgamated entity, which would result in maximising overall shareholder value, and will improve the competitive position of the combined entity.

    (b) Greater efficiency in cash management of the amalgamated entity, and unfettered access to cashflow generated by the combined business which can be deployed more efficiently to fund organic and inorganic growth opportunities, to maximize shareholder value.

    (c) Improved organizational capability and leadership, arising from the pooling of human capital who have the diverse skills, talent and vast experience to compete successfully in an increasingly competitive industry.

    (d) Benefit of operational synergies to the combined entity in areas such as crude sourcing, product placement, freight optimization and logistics, which can be put to the best advantage of the stakeholders.

    (e) Greater leverage in operations planning and process optimization and enhanced flexibility in product slate.

    (f) Cost savings are expected to flow from more focused operational efforts, rationalization, standardisation and simplification of business processes, productivity improvements, improved procurement, and the elimination of duplication, and rationalization of administrative expenses.

    (g) Strengthened leadership in the industry, in terms of the asset base, revenues, product range, production volumes and market share of the combined entity. The amalgamated entity will have the ability to leverage on its large asset base, diverse range of products and services, and vast pool of intellectual capital, to enhance shareholder value.

12. The Scheme was placed before the Board of Directors of the Applicant Company and the Transferor Company on March 2, 2009, at which the joint valuers appointed by the Applicant Company and the Transferor Company, namely M/s Ernst & Young Private Limited and M/s Morgan Stanley India Company Private Limited jointly recommended the share exchange ratio of 1 (one) equity share of Rs. 10/- fully paid up of the Applicant Company for every 16 (sixteen) equity shares of Rs. 10/- each fully paid up held in the Transferor Company as on the Record Date (the "Share Exchange Ratio") for the issuance to the shareholders of the Transferor Company upon the effectiveness of the Scheme. The joint valuers have arrived at the Share Exchange Ratio after using several commonly used and accepted methods.

    The Applicant Company engaged DSP Merill Lynch Limited, a merchant banker, to issue a fairness opinion. In connection with such engagement, DSP Merill Lynch Limited has issued an opinion dated March 2, 2009, which states that, as of such date, the Share Exchange Ratio is fair, from a financial point of view, to holders of equity shares of the Applicant Company. The opinion was issued based on various assumptions and considerations and is available for inspection and should be read in its entirety for information regarding the assumptions made and factors considered in rendering such an opinion.

    The Boards of Directors of the Applicant Company and the Transferor Company, based on and relying upon the aforesaid expert advice/ opinions, and on the basis of their independent evaluation and judgment, have come to the conclusion that the proposed Share Exchange Ratio is fair and reasonable and have approved the same at their respective meetings on March 2, 2009.

13. It is therefore proposed to amalgamate the Transferor Company with the Applicant Company by transfer and vesting of the undertaking and entire business of the Transferor Company as a going concern to and in the Transferee Company being the Applicant Company by way of a Scheme of Amalgamation under Sections 391 to 394 of the Companies Act, 1956.

SALIENT FEATURES OF THE SCHEME

14. The salient features of the Scheme are:-

(i) The Scheme envisages the amalgamation of the Transferor Company with the Transferee Company pursuant to Sections 391 to 394 and other relevant provisions of the Act on a going concern basis in the manner provided for in the Scheme, and the consequent issue of equity shares by the Transferee Company to the shareholders of the Transferor Company in the Share Exchange Ratio as provided in the Scheme.

(ii) The Scheme provides that the "Appointed Date" shall be April 1, 2008.

(iii) The "Effective Date" for the Scheme means the last of the dates on which all the orders, approvals, consents, conditions, matters or filings referred to in Clause 18.1 of the Scheme have been obtained or fulfilled.

(iv) The "Undertaking" (as defined in the Scheme) means the undertaking and entire business of the Transferor Company as a going concern and shall include (without limitation):

    (a) All the assets and properties (whether movable or immovable, tangible or intangible, real or personal, corporeal or incorporeal, present, future or contingent) of the Transferor Company, including, without being limited to, plant and machinery, equipment, buildings and structures, offices, residential and other premises, capital work in progress, sundry debtors, furniture, fixtures, office equipment, appliances, accessories, power lines, depots, deposits, all stocks, stocks of fuel, assets, investments of all kinds (including shares, scrips, stocks, bonds, debenture stocks, units or pass through certificates), cash balances or deposits with banks, loans, advances, contingent rights or benefits, book debts, receivables, actionable claims, earnest moneys, advances or deposits paid by the Transferor Company, financial assets, leases (including lease rights), hire purchase contracts and assets, lending contracts, rights and benefits under any agreement, benefit of any security arrangements or under any guarantees, reversions, powers, municipal permissions, tenancies in relation to the office and/or residential properties for the employees or other persons, guest houses, godowns, warehouses, licenses, fixed and other assets, trade and service names and marks, patents, copyrights, and other intellectual property rights of any nature whatsoever, rights to use and avail of telephones, telexes, facsimile, email, internet, leased line connections and installations, utilities, electricity and other services, reserves, provisions, funds, benefits of assets or properties or other interest held in trust, registrations, contracts, engagements, arrangements of all kind, privileges and all other rights including sales tax deferrals, title, interests, other benefits (including tax benefits), easements, privileges, liberties and advantages of whatsoever nature and wheresoever situate belonging to or in the ownership, power or possession and in the control of or vested in or granted in favour of or enjoyed by the Transferor Company or

in connection with or relating to the Transferor Company and all other interests of whatsoever nature belonging to or in the ownership, power, possession or the control of or vested in or granted in favour of or held for the benefit of or enjoyed by the Transferor Company, whether in India or abroad;

(b) All liabilities including, without being limited to, secured and unsecured debts (whether in Indian rupees or foreign currency), sundry creditors, liabilities (including contingent liabilities), duties and obligations of the Transferor Company of every kind, nature and description whatsoever and howsoever arising, raised or incurred or utilised;

(c) All agreements, rights, contracts, entitlements, permits, licences, approvals, authorizations, concessions, consents, quota rights, fuel linkages, engagements, arrangements, authorities, allotments, security arrangements (to the extent provided in the Scheme), benefits of any guarantees, reversions, powers and all other approvals of every kind, nature and description whatsoever relating to the Transferor Company's business activities and operations;

(d) All intellectual property rights, records, files, papers, computer programmes, manuals, data, catalogues, sales material, lists of customers and suppliers, other customer information and all other records and documents relating to the Transferor Company's business activities and operations;

(e) All permanent employees engaged by the Transferor Company as on the Effective Date.

(v) "Share Exchange Ratio" means the ratio of 1 (one) equity share fully paid up of the face value of Rs. 10/- (Rupees Ten only) each of the Transferee Company with rights attached thereto as mentioned in the Scheme for every 16 (sixteen) equity shares fully paid up of the face value of Rs. 10/- (Rupees Ten only) each held in the Transferor Company as on the "Record Date".

(vi) The Scheme also provides for :

(a) the manner of vesting and transfer of the assets of the Transferor Company in the Transferee Company;

(b) the transfer of contracts, deeds, bonds, agreements, schemes, arrangements and other instruments of whatsoever nature relating to the Transferor Company;

(c) the transfer of all consents, permissions, licenses, certificates, clearances, authorities, powers of attorney given by, issued to or executed in favour of the Transferor Company;

(d) the transfer of all debts, liabilities, duties, and obligations of the Transferor Company;

(e) the release and discharge of any Encumbrance over the assets of the Undertaking which relate to any external borrowings or assistances provided by banks/ institutions through their offices located outside India ("Foreign Liabilities") of the Transferor Company without any further act, document or deed, and the Foreign Liabilities of the Transferor Company becoming unsecured liabilities of the Transferee Company, ranking *pari passu* with all its other unsecured and unsubordinated creditors save in relation to those whose claims are preferred solely by any bankruptcy, insolvency, liquidation, or other laws of general application;

(f) the transfer of all suits, actions, claims and legal proceedings by or against the Transferor Company;

(g) the manner in which the business is to be carried on in trust by the Transferor Company for the benefit of the Transferee Company from the Appointed Date till the Effective Date;

(h) the transfer of permanent employees engaged by the Transferor Company as on the Effective Date, to the Transferee Company.

(i) the issuance of shares by the Transferee Company to the shareholders of the Transferor Company as on the Record Date, other than those to be cancelled pursuant to para (k) below, in the Share Exchange Ratio and matters related thereto, and that the Transferee Company shall not be bound to issue any shares in exchange of shares in the Transferor Company, in respect of which shares calls are in arrears, till such time as the calls in arrears are paid in full. In the event that the Transferee Company restructures its equity share capital by way of share split / consolidation/ issue of bonus shares, the Share Exchange Ratio shall be adjusted accordingly to take into account the effect of such corporate actions;

(j) The Scheme provides that no fractional certificates shall be issued by the Transferee Company in respect of fractional entitlements of shareholders. Such fractional entitlements will be allotted to a trustee, who shall consolidate all such fractions and sell the consolidated shares in the market at such price or prices and at such time or times as the trustee may, in its sole discretion decide, and pay the net sale proceeds to the Transferee Company for distribution to the concerned shareholders in proportion to their fractional entitlements.

(k) the cancellation of such portion of the share capital of the Transferor Company as may be held by the Transferee Company on the Record Date and which is transferable to the Transferee Company and which is transferred or deemed to be transferred to the Transferee Company pursuant to the Scheme for the express purpose of such cancellation, without issuance of any shares in the Transferee Company for such cancellation;

(l) the increase in the authorised share capital of the Transferee Company, and the consequent amendment to the relevant clauses in the Memorandum of Association and the Articles of Association of the Transferee Company, without any further act or deed or payment of stamp duty or other fees;

(m) the manner in which dividend declared by the Transferee Company during pendency of the Scheme will be declared and paid to shareholders of the Transferor Company and the Transferee Company;

(n) the accounting treatment in the books of the Transferee Company; and

(o) the ability of the respective Board of Directors of the Transferor Company and the Transferee Company, or a duly authorised committee or director or executive thereof, to agree to or make any addition or modification to the Scheme which they, or the High Courts or any authorities under law, deem fit, and the ability of the Board of Directors of the Transferor Company or the Transferee Company respectively, directly or through a duly authorised committee or their delegates, to provide

their approval, wherever such approval is required under the Scheme.

(vii) The Scheme is conditional upon and subject to:

(a) The Scheme being agreed to by the requisite majority of the respective classes of members and/or creditors of each of the Transferor Company and of the Transferee Company as required under the Act and the requisite orders of the High Courts being obtained;

(b) Such other consents, sanctions and approvals as may be required by law in respect of the Scheme being obtained; and

(c) The certified copies of the Orders of the High Courts sanctioning this Scheme being filed with the Registrar of Companies, Gujarat and the Registrar of Companies, Maharashtra, Mumbai.

You are requested to read the entire text of the Scheme to get fully acquainted with the provisions thereof. The aforesaid are only the salient features thereof.

15. In terms of the Equity Investment Agreement entered into among the Transferor Company, Transferee Company and Chevron India Holdings Pte. Ltd., (Chevron) the parties have agreed that Chevron shall sell and the Transferee Company shall buy the shares held by Chevron in the Transferor Company and upon completion of such purchase, the same shall be cancelled as provided in the Scheme.

16. There is no likelihood that any creditor of the Applicant Company would lose or be prejudiced as a result of the Scheme being passed. The latest audited accounts of the Transferor Company and the Applicant Company indicate that they both are in a solvent position and the amalgamated company, i.e. the Applicant Company, would emerge stronger and thus would be able to meet the liabilities as they arise in the ordinary course of business.

17. The rights and interests of the members and the creditors of the Applicant Company will not be prejudicially affected by the Scheme.

18. The Applicant Company has received no objection letters from Bombay Stock Exchange Limited dated March 2, 2009 and National Stock Exchange of India Limited dated March 3, 2009 for filing the Scheme with the High Court of Judicature at Bombay.

19. No investigation proceedings have been instituted or are pending in relation to the Applicant Company under Sections 235 to 250A of the Act.

20. On the Scheme being approved as per the requirements of Sections 391 to 394 of the Act, the Applicant Company and the Transferor Company will seek the sanction of the High Court of Judicature at Bombay and the High Court of Gujarat at Ahmedabad respectively to the Scheme. The Transferor Company shall also make application for dissolution of the Transferor Company without winding up under the provisions of law, and obtain all approvals as may be required under law and pursuant thereto. Upon the coming into effect of the Scheme, the Transferor Company shall stand dissolved, without winding up and the Board of Directors or any committee thereof, of the Transferor Company shall automatically and without any further act, instrument or deed, be and stand dissolved .

21. The directors of the Applicant Company and the Transferor Company may be deemed to be concerned and/or interested in the Scheme only to the extent of their shareholding in the respective companies, or to the extent the said directors are common directors in the companies, or to the extent the said directors are the partners, directors, members of the companies, firms, association of persons, bodies corporate and/or beneficiary of trust that hold shares in any of the companies or to the extent they may be allotted shares in the Applicant Company as a result of the Scheme.

Shri Mukesh D. Ambani, Chairman and Managing Director of the Transferee Company is a promoter of the Transferee Company, which in turn, is a promoter of the Transferor Company. Shri Mukesh D. Ambani is also non-executive Chairman of the Transferor Company. To the aforesaid extent, he may be deemed to be concerned or interested in the Scheme.

22. The details of the present Directors of the Applicant Company, and their shareholding in the Applicant Company and the Transferor Company either singly or jointly as on December 31, 2008 are as follows:

Name of Director	Position	Equity Shares held in	
		RIL	RPL
Mukesh D. Ambani	Chairman and Managing Director	1,807,923	Nil
Nikhil R. Meswani	Executive Director	121,174	288,216
Hital R. Meswani	Executive Director	87,930	288,216
H. S. Kohli	Executive Director	1,155	14,411
R. H. Ambani	Director	84,397	18,411
M. L. Bhakta	Director	157,000	Nil
Y. P. Trivedi	Director	12,500	23,897
D. V. Kapur	Director	6,772	Nil
M. P. Modi	Director	562	14,411
S. Venkitaramanan	Director	Nil	14,411
Ashok Misra	Director	220	14,411
Dipak C. Jain	Director	Nil	Nil
R. A. Mashelkar	Director	Nil	Nil

23. The details of the present Directors of the Transferor Company, and their shareholding in the Applicant Company and the Transferor Company either singly or jointly as on December 31, 2008 are as follows:

Name of Director	Position	Equity Shares held in	
		RIL	RPL
Mukesh D. Ambani	Chairman	1,807,923	Nil
Hital R. Meswani	Director	87,930	288,216
P. M. S. Prasad	Director	17,433	14,411
Y. P. Trivedi	Director	12,500	23,897
M. P. Modi	Director	562	14,411
Atul S. Dayal	Director	1,400	14,411
Bobby Parikh	Director	1,673	36,662
Michael Warwick	Director	Nil	Nil
Joffrey R. Pryor	Director	Nil	Nil
John R. Digby	Director	Nil	Nil
Pawan Kumar Kapil	Director	Nil	7,411

24.(a) The pre and post amalgamation capital structure of the Applicant Company is and will be as follows:

	Pre Amalgamation	Post Amalgamation
Authorised Share Capital	Rs. Crore	Rs. Crore
Equity Shares	2,500	5,000
Preference Shares	500	1,000
Issued, Subscribed and Paid Up Capital		
Equity Shares	1573.80	1643.05

Note : Please refer Notes to Clause 2.2 in the Scheme

(b) The pre amalgamation shareholding pattern of the Transferor Company as on February 27, 2009 is as follows:

Category	Percentage
Promoter and Promoter Group	75.38
Mutual Funds	0.57
Financial Institutions / Banks	1.59
Insurance Companies	2.42
Foreign Institutional Investors	1.17
Bodies Corporate	4.90
Individuals	13.45
NRIs / OCBs	0.52
Total	100.00

(c) The Pre and Post amalgamation shareholding pattern of the Applicant Company is and will be as follows:

Category	Pre Amalgamation (as on February 27, 2009)	Post Amalgamation (Expected)
	Percentage	Percentage
Promoter and Promoter Group	49.03	47.25
Mutual Funds	2.73	2.71
Financial Institutions / Banks	0.12	0.39
Central Government / State Government	0.21	0.21
Insurance Companies	6.27	6.42
Foreign Institutional Investors	15.54	15.08
Bodies Corporate	4.66	5.02
Individuals	11.02	12.86
Subsidiary Companies	5.98[1]	5.73[1]
NRIs / OCBs	0.74	0.78
Clearing members	0.10	0.10
Shares held against GDRs	3.60	3.45
Total	**100.00**	**100.00**

[1] Shares on which no voting rights are exercisable.

25. An equity shareholder/creditor entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote instead of him, and such proxy need not be a member / creditor of the Applicant Company. The instrument appointing the proxy should however be deposited at the registered office of the Applicant Company not later than 48 (forty eight) hours prior to the commencement of the meeting.

26. Corporate members/creditors intending to send their authorised representatives to attend the meeting are requested to lodge a certified true copy of the resolution of the Board of Directors or other governing body of the body corporate not later than 48 (forty eight) hours before commencement of the meeting, authorising such person to attend and vote on its behalf at the meeting.

27. The following documents will be open for inspection by the equity shareholders, secured creditors (including debentureholders) and unsecured creditors of the Applicant Company up to one day prior to the date of the Meeting at its registered office between 11:00 a.m. and 1:00 p.m. on all working days, except Saturdays:

(a) Certified copy of the Order of the Hon'ble High Court of Judicature at Bombay in the Company Application No. 288 of 2009 directing convening of the meetings;

(b) Copy of the Company Application No. 288 of 2009 and the affidavit in support thereof;

(c) Memorandum and Articles of Association of the Applicant Company and the Transferor Company;

(d) Annual Reports of the Applicant Company and the Transferor Company for the financial year ended March 31, 2008;

(e) Unaudited financial results of the Applicant Company for the quarter/nine months ended December 31, 2008 and the Disclosures in accordance with Clauses 41 and 43 of the Listing Agreement for the quarter ended December 31, 2008 made by the Transferor Company;

(f) Copies of the no objection letters dated March 2, 2009, and March 3, 2009 received respectively from Bombay Stock Exchange Limited and National Stock Exchange of India Limited;

(g) Copy of the joint valuation report dated March 2, 2009 issued by M/s Ernst & Young Private Limited and M/s Morgan Stanley India Company Private Limited;

(h) Copy of the fairness opinion dated March 2, 2009 issued by M/s DSP Merrill Lynch Ltd. on the valuation of shares done by the valuers;

(i) Equity Investment Agreement dated April 12, 2006 entered into among Chevron India Holdings Pte. Ltd., Transferee Company and Transferor Company;

(j) Scheme of Amalgamation.

This statement may be treated as the statement under Section 173 and also Section 393 of the Act. A copy of the Scheme and this statement may also be obtained by equity shareholders, secured creditors (including debentureholders) and unsecured creditors of the Applicant Company from the registered office of the Applicant Company during ordinary business hours on all working days, except Saturdays.

Justice B. N. Srikrishna (Retd.)
Chairman appointed for the meeting

Dated this 6th day of March, 2009.

Registered Office:
3rd Floor, Maker Chambers IV,
222, Nariman Point,
Mumbai - 400 021. Maharashtra.

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SCHEME OF AMALGAMATION UNDER SECTIONS 391 TO 394 OF THE COMPANIES ACT, 1956

OF

Reliance Petroleum Limited (the "Transferor Company")

WITH

Reliance Industries Limited (the "Transferee Company")

GENERAL

A. Description of Companies

I. Reliance Petroleum Limited ("**RPL**" or the "**Transferor Company**") is a company incorporated under the Companies Act, 1956 having its Registered Office at Motikhavdi, P.O. Digvijaygram, District – Jamnagar, Gujarat – 361140, India. RPL was formed with the objective of harnessing the emerging opportunities in the global energy sector by setting up a 5,80,000 barrels of crude oil per stream day greenfield petroleum refinery and a 0.9 million tonnes per annum polypropelene plant in a Special Economic Zone in Jamnagar, Gujarat and has commenced refining of crude.

II. Reliance Industries Limited ("**RIL**" or the "**Transferee Company**"), is a company incorporated under the Companies Act, 1956 having its Registered Office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai - 400 021. The Transferee Company is one of India's largest private sector industrial enterprises in terms of net turnover, total assets, net worth and net profit and is a Fortune 500 company. RIL ranks amongst the world's top 10 producers for almost all its products and also operates a 6,60,000 barrels of crude oil per stream day refinery in Jamnagar, Gujarat which is one of the largest complex refineries globally.

III. The Transferor Company is a subsidiary of the Transferee Company.

IV. This Scheme of Amalgamation provides for the amalgamation of the Transferor Company with the Transferee Company pursuant to Sections 391 to 394 and other relevant provisions of the Act.

B. Rationale for the Scheme

The amalgamation of the Transferor Company with the Transferee Company would *inter alia* have the following benefits:

(a) Greater integration and greater financial strength and flexibility for the amalgamated entity, which would result in maximising overall shareholder value, and will improve the competitive position of the combined entity.

(b) Greater efficiency in cash management of the amalgamated entity, and unfettered access to cashflow generated by the combined business which can be deployed more efficiently to fund organic and inorganic growth opportunities, to maximize shareholder value.

(c) Improved organizational capability and leadership, arising from the pooling of human capital who have the diverse skills, talent and vast experience to compete successfully in an increasingly competitive industry.

(d) Benefit of operational synergies to the combined entity in areas such as crude sourcing, product placement, freight optimization and logistics, which can be put to the best advantage of the stakeholders.

(e) Greater leverage in operations planning and process optimization and enhanced flexibility in product slate.

(f) Cost savings are expected to flow from more focused operational efforts, rationalization, standardisation and simplification of business processes, productivity improvements, improved procurement, and the elimination of duplication, and rationalization of administrative expenses.

(g) Strengthened leadership in the industry, in terms of the asset base, revenues, product range, production volumes and market share of the combined entity. The amalgamated entity will have the ability to leverage on its large asset base, diverse range of products and services, and vast pool of intellectual capital, to enhance shareholder value.

In view of the aforesaid, the Board of Directors of RPL as well as the Board of Directors of RIL have considered and proposed the amalgamation of the entire undertaking and business of RPL with RIL in order to benefit the stakeholders of both companies. Accordingly, the Board of Directors of both the companies have formulated this Scheme of Amalgamation for the transfer and vesting of the entire undertaking and business of RPL with and into RIL pursuant to the provisions of Section 391 to Section 394 and other relevant provisions of the Act.

C. Parts of the Scheme:

This Scheme of Amalgamation is divided into the following parts:

(i) **Part I** deals with definitions of the terms used in this Scheme of Amalgamation and sets out the share capital of the Transferor Company and the Transferee Company;

(ii) **Part II** deals with the transfer and vesting of the Undertaking (as hereinafter defined) of the Transferor Company to and in the Transferee Company;

(iii) **Part III** deals with the issue of new equity shares by the Transferee Company to the equity shareholders of the Transferor Company;

(iv) **Part IV** deals with the accounting treatment for the amalgamation in the books of the Transferee Company and dividends;

(v) **Part V** deals with the dissolution of the Transferor Company and the general terms and conditions applicable to this Scheme of Amalgamation and other matters consequential and integrally connected thereto.

D. The amalgamation of the Transferor Company with the Transferee Company, pursuant to and in accordance with this Scheme, shall take place with effect from the Appointed Date and shall be in accordance with Section 2(1B) of the Income Tax Act, 1961.

PART I

DEFINITIONS AND SHARE CAPITAL

1. DEFINITIONS

In this Scheme, unless repugnant to the meaning or context thereof, the following expressions shall have the following meaning:

1.1 "**Act**" means the Companies Act, 1956 and includes any statutory re-enactment or amendment(s) thereto, from time to time;

1.2 "**Appointed Date**" means 1 April, 2008;

1.3 "**Board of Directors**" or "**Board**" means the board of directors of the Transferor Company or the Transferee Company, as the case may be, and shall include a duly constituted committee thereof;

1.4 "**Effective Date**" means the last of the dates on which the conditions referred to in Clause 18.1 of this Scheme have been fulfilled and the Orders of the High Courts sanctioning the Scheme are filed with the respective Registrar of Companies by the Transferor Company and by the Transferee Company. Any references in this Scheme to the date of "**coming into effect of this Scheme**" or "**effectiveness of this Scheme**" or "**Scheme taking effect**" shall mean the Effective Date;

1.5 "**Governmental Authority**" means any applicable Central, State or local Government, legislative body, regulatory or administrative authority, agency or commission or any court, tribunal, board, bureau or instrumentality thereof or arbitration or arbitral body having jurisdiction;

1.6 "**High Court**" means the High Court of Gujarat at Ahmedabad having jurisdiction in relation to the Transferor Company and the High Court of Judicature at Bombay having jurisdiction in relation to the Transferee Company, as the context may admit and shall, if applicable, include the National Company Law Tribunal, and "**High Courts**" shall mean both of them, as the context may require;

1.7 "**Record Date**" means the date to be fixed by the Board of Directors of the Transferee Company for determining names of the equity shareholders of the Transferor Company, who shall be entitled to shares of the Transferee Company upon coming into effect of this Scheme as specified under Clause 10.2 of this Scheme;

1.8 "**Scheme**" or "**Scheme of Amalgamation**" means this Scheme of Amalgamation as submitted to the High Courts together with any modification(s) approved or directed by the High Courts;

1.9 "**Transferee Company**" or "**RIL**" means Reliance Industries Limited, a public limited company incorporated under the Act, and having its registered office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai - 400 021, India;

1.10 "**Transferor Company**" or "**RPL**" means Reliance Petroleum Limited, a public limited company incorporated under the Act, and having its registered office at Motikhavdi, P.O. Digvijaygram, District – Jamnagar, Gujarat – 361140, India;

1.11 "**Undertaking**" means the whole of the undertaking and entire business of the Transferor Company as a going concern, including (without limitation):

(a) All the assets and properties (whether movable or immovable, tangible or intangible, real or personal, corporeal or incorporeal, present, future or contingent) of the Transferor Company, including, without being limited to, plant and machinery, equipment, buildings and structures, offices, residential and other premises, capital work in progress, sundry debtors, furniture, fixtures, office equipment, appliances, accessories, power lines, depots, deposits, all stocks, stocks of fuel, assets, investments of all kinds (including shares, scrips, stocks, bonds, debenture stocks, units or pass through certificates), cash balances or deposits with banks, loans, advances, contingent rights or benefits, book debts, receivables, actionable claims, earnest moneys, advances or deposits paid by the Transferor Company, financial assets, leases (including lease rights), hire purchase contracts and assets, lending contracts, rights and benefits under any agreement, benefit of any security arrangements or under any guarantees, reversions, powers, municipal permissions, tenancies in relation to the office and/or residential properties for the employees or other persons, guest houses, godowns, warehouses, licenses, fixed and other assets, trade and service names and marks, patents, copyrights, and other intellectual property rights of any nature whatsoever, rights to use and avail of telephones, telexes, facsimile, email, internet, leased line connections and installations, utilities, electricity and other services, reserves, provisions, funds, benefits of assets or properties or other interest held in trust, registrations, contracts, engagements, arrangements of all kind, privileges and all other rights including sales tax deferrals, title, interests, other benefits (including tax benefits), easements, privileges, liberties and advantages of whatsoever nature and wheresoever situate belonging to or in the ownership, power or possession and in the control of or vested in or granted in favour of or enjoyed by the Transferor Company or in connection with or relating to the Transferor Company and all other interests of whatsoever nature belonging to or in the ownership, power, possession or the control of or vested in or granted in favour of or held for the benefit of or enjoyed by the Transferor Company, whether in India or abroad;

(b) All liabilities including, without being limited to, secured and unsecured debts (whether in Indian rupees or foreign currency), sundry creditors, liabilities (including contingent liabilities), duties and obligations of the Transferor Company of every kind, nature and description whatsoever and howsoever arising, raised or incurred or utilised;

(c) All agreements, rights, contracts, entitlements, permits, licences, approvals, authorizations, concessions, consents, quota rights, fuel linkages, engagements, arrangements, authorities, allotments, security arrangements (to the extent provided herein), benefits of any guarantees, reversions, powers and all other approvals of every kind, nature and description whatsoever relating to the Transferor Company's business activities and operations;

(d) All intellectual property rights, records, files, papers, computer programmes, manuals, data, catalogues, sales material, lists of customers and suppliers, other customer information and all other records and documents relating to the Transferor Company's business activities and operations;

(e) All permanent employees engaged by the Transferor Company as on the Effective Date.

All capitalized terms not defined but used in this Scheme shall, unless repugnant or contrary to the context or meaning thereof, have the same meaning ascribed to them under the Act, the Securities Contracts (Regulation) Act, 1956, the Depositories Act, 1996 and other applicable laws, rules, regulations and byelaws, as the case may be, or any statutory amendment(s) or re-enactment thereof, for the time being in force.

2. SHARE CAPITAL

2.1 *Transferor Company:*

The authorised, issued, subscribed and paid-up share capital of the Transferor Company as on 31 December, 2008 was as under:

	Rs.
Authorised Share Capital:	
(i) 1000,00,00,000 Equity Shares of Rs.10/- each	10000,00,00,000
(ii) 500,00,00,000 Preference Shares of Rs.10/- each	5000,00,00,000
Issued, Subscribed and Paid up Share Capital:	
450,00,00,000 Equity Shares of Rs. 10/- each fully paid up	4500,00,00,000
Less : calls in arrears	95,250
Total	4499,99,04,750

2.2 *Transferee Company:*

The authorised, issued, subscribed and paid-up share capital of the Transferee Company as on 31 December, 2008 was as under:

	Rs.
Authorised Share Capital:	
250,00,00,000 Equity Shares of Rs. 10/- each	2500,00,00,000
50,00,00,000 Preference Shares of Rs. 10/- each	500,00,00,000
Issued, Subscribed and Paid up Share Capital:	
157,37,97,633 Equity Shares of Rs. 10/- each fully paid up	157,379,76,330
Less : calls in arrears	25,59,419
Total	1573,54,16,911

Note:

The Transferee Company has reserved issuance of 6,96,75,402 equity shares of face value of Rs. 10/- each for offering to eligible employees of the Transferee Company and its subsidiaries under its Employee Stock Option Scheme (ESOS).

3. DATE WHEN THE SCHEME COMES INTO OPERATION

The Scheme shall come into operation from the Appointed Date, but the same shall become effective on and from the Effective Date.

PART II

TRANSFER AND VESTING OF UNDERTAKING

4. TRANSFER OF UNDERTAKING

4.1 *Generally:*

Upon the coming into effect of this Scheme and with effect from the Appointed Date, the Undertaking of the Transferor Company shall, pursuant to the sanction of this Scheme by the High Courts and pursuant to the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, be and stand transferred to and vested in or be deemed to have been transferred to and vested in the Transferee Company, as a going concern without any further act, instrument, deed, matter or thing to be made, done or executed so as to become, as and from the Appointed Date, the undertaking of the Transferee Company by virtue of and in the manner provided in this Scheme.

4.2 *Transfer of Assets:*

4.2.1 Without prejudice to the generality of Clause 4.1 above, upon the coming into effect of this Scheme and with effect from the Appointed Date:

(a) All the assets and properties comprised in the Undertaking of whatsoever nature and wheresoever situate, shall, under the provisions of Sections 391 to 394 and all other applicable provisions, if any, of the Act, without any further act or deed, be and stand transferred to and vested in the Transferee Company or be deemed to be transferred to and vested in the Transferee Company as a going concern so as to become, as and from the Appointed Date, the assets and properties of the Transferee Company.

(b) Without prejudice to the provisions of Clause 4.2.1 (a) above, in respect of such of the assets and properties of the Transferor Company as are movable in nature or incorporeal property or are otherwise capable of transfer by manual delivery or by endorsement and/or delivery, the same shall be so transferred by the Transferor Company and shall, upon such transfer, become the assets and properties of the Transferee Company as an integral part of the Undertaking, without requiring any separate deed or instrument or conveyance for the same.

(c) In respect of movables other than those dealt with in Clause 4.2.1 (b) above including sundry debts, receivables, bills, credits, loans and advances, if any, whether recoverable in cash or in kind or for value to be received, bank balances, investments, earnest money and deposits with any Government, quasi government, local or other authority or body or with any company or other person, the same shall on and from the Appointed Date stand transferred to and vested in the Transferee Company without any notice or other intimation to the debtors (although the Transferee Company may without being obliged and if it so deems appropriate at its sole discretion, give notice in such form as it may deem fit and proper, to each person, debtor, or depositee, as the case may be, that the said debt, loan, advance, balance or deposit stands transferred and vested in the Transferee Company).

(d) All the licenses, permits, quotas, approvals, permissions, registrations, incentives, tax deferrals and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges enjoyed or conferred upon or held or availed of by the Transferor Company and all rights and benefits that have accrued or which may accrue to the Transferor Company, whether before or after the Appointed Date, shall, under the provisions of Sections 391 to 394 of the Act and all other applicable provisions, if any, without any further act, instrument or deed, cost or charge be and stand transferred to and vest in or be deemed to be transferred to and vested in and be available to the Transferee Company so as to become as and from the Appointed Date licenses, permits, quotas, approvals, permissions, registrations, incentives, tax deferrals and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges of the Transferee Company and shall remain valid, effective and enforceable on the same terms and conditions.

4.2.2 All assets and properties of the Transferor Company as on the Appointed Date, whether or not included in the books of the Transferor Company, and all assets and properties which

are acquired by the Transferor Company on or after the Appointed Date but prior to the Effective Date, shall be deemed to be and shall become the assets and properties of the Transferee Company, and shall under the provisions of Sections 391 to 394 and all other applicable provisions, if any, of the Act, without any further act, instrument or deed, be and stand transferred to and vested in and be deemed to have been transferred to and vested in the Transferee Company upon the coming into effect of this Scheme pursuant to the provisions of Sections 391 to 394 of the Act, provided however that no onerous asset shall have been acquired by the Transferor Company after the date of filing of the Scheme without the prior written consent of the Board of Directors of the Transferee Company.

4.3 *Transfer of Liabilities:*

4.3.1 Upon the coming into effect of this Scheme and with effect from the Appointed Date all liabilities relating to and comprised in the Undertaking including all secured and unsecured debts (whether in Indian rupees or foreign currency), sundry creditors, liabilities (including contingent liabilities), duties and obligations and undertakings of the Transferor Company of every kind, nature and description whatsoever and howsoever arising, raised or incurred or utilised for its business activities and operations (herein referred to as the "**Liabilities**"), shall, pursuant to the sanction of this Scheme by the High Courts and under the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, without any further act, instrument, deed, matter or thing, be transferred to and vested in or be deemed to have been transferred to and vested in the Transferee Company, along with, save and except as provided in Clause 4.4.7 hereunder, any charge, encumbrance, lien or security thereon, and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date so as to become as and from the Appointed Date the liabilities of the Transferee Company on the same terms and conditions as were applicable to the Transferor Company, and the Transferee Company shall meet, discharge and satisfy the same and further it shall not be necessary to obtain the consent of any third party or other person who is a party to any contract or arrangement by virtue of which such Liabilities have arisen in order to give effect to the provisions of this Clause.

4.3.2 All debts, liabilities, duties and obligations of the Transferor Company as on the Appointed Date, whether or not provided in the books of the Transferor Company, and all debts and loans raised, and duties, liabilities and obligations incurred or which arise or accrue to the Transferor Company on or after the Appointed Date till the Effective Date, shall be deemed to be and shall become the debts, loans raised, duties, liabilities and obligations incurred by the Transferee Company by virtue of this Scheme.

4.3.3 Where any such debts, loans raised, liabilities, duties and obligations of the Transferor Company as on the Appointed Date have been discharged or satisfied by the Transferor Company after the Appointed Date and prior to the Effective Date, such discharge or satisfaction shall be deemed to be for and on account of the Transferee Company.

4.3.4 All loans raised and utilised and all liabilities, duties and obligations incurred or undertaken by the Transferor Company in the ordinary course of its business after the Appointed Date and prior to the Effective Date shall be deemed to have been raised, used, incurred or undertaken for and on behalf of the Transferee Company and to the extent they are outstanding on the Effective Date, shall, upon the coming into effect of this Scheme and under the provisions of Sections 391 to 394 of the Act, without any further act, instrument or deed be and stand transferred to and vested in or be deemed to have been transferred to and vested in the Transferee Company and shall become the loans and liabilities, duties and obligations of the Transferee Company which shall meet, discharge and satisfy the same.

4.3.5 Loans, advances and other obligations (including any guarantees, letters of credit, letters of comfort or any other instrument or arrangement which may give rise to a contingent liability in whatever form), if any, due or which may at any time in future become due between the Transferor Company and the Transferee Company shall, ipso facto, stand discharged and come to an end and there shall be no liability in that behalf on any party and appropriate effect shall be given in the books of accounts and records of the Transferee Company. It is hereby clarified that there will be no accrual of interest or other charges in respect of any inter-company loans, advances and other obligations with effect from the Appointed Date.

4.4 *Encumbrances*

4.4.1 The transfer and vesting of the assets comprised in the Undertaking to and in the Transferee Company under Clauses 4.1 and 4.2 of this Scheme shall be subject to the mortgages and charges, if any, affecting the same, as and to the extent hereinafter provided.

4.4.2 Save and except as provided in Clause 4.4.7 below, all the existing securities, mortgages, charges, encumbrances or liens (the "**Encumbrances**"), if any, as on the Appointed Date and created by the Transferor Company after the Appointed Date, over the assets comprised in the Undertaking or any part thereof transferred to the Transferee Company by virtue of this Scheme and in so far as such Encumbrances secure or relate to Liabilities of the Transferor Company, the same shall, after the Effective Date, continue to relate and attach to such assets or any part thereof to which they are related or attached prior to the Effective Date and as are transferred to the Transferee Company, and such Encumbrances shall not relate or attach to any of the other assets of the Transferee Company, provided however that no Encumbrances shall have been created by the Transferor Company over its assets after the date of filing of the Scheme without the prior written consent of the Board of Directors of the Transferee Company.

4.4.3 The existing Encumbrances over the assets and properties of the Transferee Company or any part thereof which relate to the liabilities and obligations of the Transferee Company prior to the Effective Date shall continue to relate only to such assets and properties and shall not extend or attach to any of the assets and properties of the Transferor Company transferred to and vested in the Transferee Company by virtue of this Scheme.

4.4.4 Save and except as provided in Clause 4.4.7 below, any reference in any security documents or arrangements (to which the Transferor Company is a party) to the Transferor Company and its assets and properties, shall be construed as a reference to the Transferee Company and the assets and properties of the Transferor Company transferred to the Transferee Company by virtue of this Scheme. Without prejudice to the foregoing provisions, the Transferor Company and the Transferee Company may execute any instruments or documents or do all the acts and deeds as may be considered appropriate, including the filing of necessary particulars and/or modification(s) of charge(s), with the Registrar of Companies to give formal effect to the above provisions, if required.

4.4.5 Upon the coming into effect of this Scheme, the Transferee Company alone shall be liable to perform all obligations in respect of the Liabilities, which have been transferred to it in terms of the Scheme.

4.4.6 It is expressly provided that, save as herein provided and in particular under Clause 4.4.7 hereunder, no other term or condition of the Liabilities transferred to the Transferee Company is modified by virtue of this Scheme except to the extent that such amendment is required statutorily or by necessary implication.

4.4.7 Notwithstanding anything to the contrary contained in this Scheme, any Encumbrances over the assets of the Undertaking which relate to any external borrowings or assistances provided by banks/institutions through their offices located outside India (the "**Foreign Liabilities**") of the Transferor Company shall on the Effective Date, to the extent that the same are existing on the Effective Date, stand immediately released and discharged without any further act, document or deed and such Encumbrances shall cease to relate and attach to such assets or any part thereof to which they are related or attached prior to the Effective Date and as are transferred to the Transferee Company, and the Foreign Liabilities shall, as and from the Effective Date, become unsecured liabilities of the Transferee Company ranking *pari passu* with all other unsecured and unsubordinated creditors of the Transferee Company, save in relation to those whose claims are preferred solely by any bankruptcy, insolvency, liquidation, or other laws of general application, and irrespective of the terms governing the aforementioned Foreign Liabilities such discharge will not accelerate or trigger any obligation of the Transferor Company or the Transferee Company in relation to such aforementioned Foreign Liabilities. Without prejudice to the foregoing provisions, the Transferor Company and the Transferee Company may execute any instruments or documents or do all the acts and deeds as may be considered appropriate, including the filing of necessary particulars and/or satisfaction(s) of charge(s), with the Registrar of Companies to give formal effect to the above provisions, if required.

4.4.8 The provisions of this Clause 4.4 shall operate in accordance with the terms of the Scheme, notwithstanding anything to the contrary contained in any instrument, deed or writing or the terms of sanction or issue or any security document; all of which instruments, deeds or writings shall be deemed to stand modified and/or superseded by the foregoing provisions.

4.5 *Inter - se Transactions*:

Without prejudice to the provisions of Clauses 4.1 to 4.4, with effect from the Appointed Date, all inter-party transactions between the Transferor Company and the Transferee Company shall be considered as intra-party transactions for all purposes from the Appointed Date.

5. CONTRACTS, DEEDS, ETC.

5.1 Upon the coming into effect of this Scheme and subject to the provisions of this Scheme, all contracts, deeds, bonds, agreements, schemes, arrangements, assurances and other instruments of whatsoever nature to which the Transferor Company is a party or to the benefit of which the Transferor Company may be eligible, and which are subsisting or have effect immediately before the Effective Date, shall continue in full force and effect by, for or against or in favour of, as the case may be, the Transferee Company and may be enforced as fully and effectually as if, instead of the Transferor Company, the Transferee Company had been a party or beneficiary or obligee or obligor thereto or thereunder.

5.2 Without prejudice to the other provisions of this Scheme and notwithstanding the fact that vesting of the Undertaking occurs by virtue of this Scheme itself, the Transferee Company may, at any time after the coming into effect of this Scheme in accordance with the provisions hereof, if so required under any law or otherwise, take such actions and execute such deeds (including deeds of adherence), confirmations or other writings or arrangements with any party to any contract or arrangement to which the Transferor Company is a party or any writings as may be necessary in order to give formal effect to the provisions of this Scheme. The Transferee Company shall, under the provisions of this Scheme, be deemed to be authorised to execute any such writings on behalf of the Transferor Company and to carry out or perform all such formalities or compliances referred to above on the part of the Transferor Company to be carried out or performed.

5.3 For the avoidance of doubt and without prejudice to the generality of the foregoing, it is clarified that upon the coming into effect of this Scheme, all consents, permissions, licences, certificates, clearances, authorities, powers of attorney given by, issued to or executed in favour of the Transferor Company shall without any further act or deed, stand transferred to the Transferee Company, as if the same were originally given by, issued to or executed in favour of the Transferee Company, and the Transferee Company shall be bound by the terms thereof, the obligations and duties thereunder, and the rights and benefits under the same shall be available to the Transferee Company. The Transferee Company shall receive relevant approvals from the concerned Governmental Authorities as may be necessary in this behalf.

6. LEGAL PROCEEDINGS

On and from the Appointed Date, all suits, actions, claims and legal proceedings by or against the Transferor Company pending and/or arising on or before the Effective Date shall be continued and / or enforced as desired by the Transferee Company and on and from the Effective Date, shall be continued and / or enforced by or against the Transferee Company as effectually and in the same manner and to the same extent as if the same had been originally instituted and/or pending and/or arising by or against the Transferee Company.

7. CONDUCT OF BUSINESS

7.1 With effect from the Appointed Date and up to and including the Effective Date:

(a) The Transferor Company shall carry on and shall be deemed to have carried on all its business and activities as hitherto and shall hold and stand possessed of and shall be deemed to have held and stood possessed of the Undertaking on account of, and for the benefit of and in trust for, the Transferee Company.

(b) All the profits or income accruing or arising to the Transferor Company, and all expenditure or losses arising or incurred (including all taxes, if any, paid or accruing in respect of any profits and income) by the Transferor Company shall, for all purposes, be treated and be deemed to be and accrue as the profits or income or as the case may be, expenditure or losses (including taxes) of the Transferee Company.

(c) All taxes (including income tax, sales tax, excise duty, customs duty, service tax, VAT, etc.) paid or payable by the Transferor Company in respect of the operations and/or the profits of the business before the Appointed

Date, shall be on account of the Transferor Company and, insofar as it relates to the tax payment (including, without limitation, sales tax, excise duty, custom duty, income tax, service tax, VAT, etc.), whether by way of deduction at source, advance tax or otherwise howsoever, by the Transferor Company in respect of the profits or activities or operation of its business after the Appointed Date, the same shall be deemed to be the corresponding item paid by the Transferee Company and shall, in all proceedings, be dealt with accordingly.

(d) Any of the rights, powers, authorities and privileges attached or related or pertaining to and exercised by or available to the Transferor Company shall be deemed to have been exercised by the Transferor Company for and on behalf of and as agent for the Transferee Company. Similarly, any of the obligations, duties and commitments attached, related or pertaining to the Undertaking that have been undertaken or discharged by the Transferor Company shall be deemed to have been undertaken or discharged for and on behalf of and as agent for the Transferee Company.

7.2 With effect from the first of the dates of filing of this Scheme with the High Courts and up to and including the Effective Date:

(a) The Transferor Company shall preserve and carry on its business and activities with reasonable diligence and business prudence and shall not undertake any additional financial commitments of any nature whatsoever, borrow any amounts nor incur any other liabilities or expenditure, issue any additional guarantees, indemnities, letters of comfort or commitments either for itself or on behalf of its group companies or any third party or sell, transfer, alienate, charge, mortgage or encumber or deal with the Undertaking or any part thereof save and except in each case in the following circumstances:

(i) if the same is in its ordinary course of business as carried on by it as on the date of filing this Scheme with the High Courts; or

(ii) if the same is permitted by this Scheme; or

(iii) if written consent of the Board of Directors of the Transferee Company has been obtained.

(b) The Transferor Company shall not take, enter into, perform or undertake, as applicable (i) any material decision in relation to it's business and affairs and operations (ii) any agreement or transaction (other than an agreement or transaction in the ordinary course of the Transferor Company's business); and (iii) such other matters as the Transferee Company may notify from time to time; without the prior written consent of the Board of Directors of the Transferee Company.

(c) Without prejudice to the generality of Clause 7.2 (b) above, the Transferor Company shall not make any change in its capital structure, whether by way of increase (by issue of equity shares on a rights basis, bonus shares) decrease, reduction, reclassification, sub-division or consolidation, re-organisation, or in any other manner which may, in any way, affect the Share Exchange Ratio (as provided in Clause 10.2 below), except under any of the following circumstances:

(i) by mutual consent of the respective Board of Directors of the Transferor Company and of the Transferee Company; or

(ii) as may be permitted under this Scheme.

8. EMPLOYEES

8.1 Upon the coming into effect of this Scheme:

(a) All the permanent employees of the Transferor Company who are in its employment as on the Effective Date shall become the permanent employees of the Transferee Company with effect from the Effective Date without any break or interruption in service and on terms and conditions as to employment and remuneration not less favourable than those on which they are engaged or employed by the Transferor Company. It is clarified that the employees of the Transferor Company who become employees of the Transferee Company by virtue of this Scheme, shall not be entitled to the employment policies and shall not be entitled to avail of any schemes and benefits that may be applicable and available to any of the employees of the Transferee Company (including the benefits of or under any Employee Stock Option Schemes applicable to or covering all or any of the employees of the Transferee Company), unless otherwise determined by the Board of Directors of the Transferee Company. The Transferee Company undertakes to continue to abide by any agreement/ settlement, if any, validly entered into by the Transferor Company with any union/employee of the Transferor Company recognized by the Transferor Company. After the Effective Date, the Transferee Company shall be entitled to vary the terms and conditons as to employment and remuneration of the employees of the Transferor Company on the same basis as it may do for the employees of the Transferee Company.

(b) The existing provident fund, gratuity fund and pension and/or superannuation fund or trusts or retirement funds or benefits created by the Transferor Company or any other special funds created or existing for the benefit of the concerned permanent employees of the Transferor Company (collectively referred to as the "**Funds**") and the investments made out of such Funds shall, at an appropriate stage, be transferred to the Transferee Company to be held for the benefit of the concerned employees. The Funds shall, subject to the necessary approvals and permission and at the discretion of the Transferee Company, either be continued as separate funds of the Transferee Company for the benefit of the employees of the Transferor Company or be transferred to and merged with other similar funds of the Transferee Company. In the event that the Transferee Company does not have its own fund with respect to any such Funds, the Transferee Company may, subject to necessary approvals and permissions, continue to maintain the existing Funds separately and contribute thereto, until such time as the Transferee Company creates its own funds at which time the Funds and the investments and contributions pertaining to the employees of the Transferor Company shall be transferred to such funds of the Transferee Company.

9. SAVING OF CONCLUDED TRANSACTIONS

Subject to the terms of this Scheme, the transfer and vesting of the Undertaking of the Transferor Company under Clause 4 of this Scheme shall not affect any transactions or proceedings already concluded by the Transferor Company on or before the Appointed Date or concluded after the Appointed Date till the Effective Date, to the end and intent that the Transferee Company accepts and adopts all acts,

deeds and things made, done and executed by the Transferor Company as acts, deeds and things made, done and executed by or on behalf of the Transferee Company.

PART III

ISSUE OF EQUITY SHARES BY TRANSFEREE COMPANY

10.1 The provisions of this Part III shall operate notwithstanding anything to the contrary in any other instrument, deed or writing.

10.2 Issue of new equity shares by Transferee Company

10.2.1 Upon the coming into effect of this Scheme and in consideration of the transfer and vesting of the Undertaking of the Transferor Company in the Transferee Company in terms of this Scheme, the Transferee Company shall, subject to the provisions of Clause 10.3 and 10.4, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Transferor Company, whose names are registered in the Register of Members of the Transferor Company on the Record Date (to be fixed by the Board of Directors of the Transferee Company) or his /her/ its legal heirs, executors or administrators or, as the case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully paid up of the Transferee Company, in the ratio of 1 equity share of the face value of Rs. 10/- (Rupees Ten only) each of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 16 equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held on the Record Date by such equity shareholders or their respective legal heirs, executors or administrators or, as the case may be, successors in the Transferor Company.

10.2.2 Where new equity shares of the Transferee Company are to be allotted to heirs, executors or administrators or, as the case may be, to successors of deceased equity shareholders of the Transferor Company, the concerned heirs, executors, administrators or successors shall be obliged to produce evidence of title satisfactory to the Board of Directors of the Transferee Company.

10.2.3 The ratio in which equity shares of the Transferee Company are to be issued and allotted to the shareholders of the Transferor Company is herein referred to as the "**Share Exchange Ratio**". In the event that the Transferee Company restructures its equity share capital by way of share split/ consolidation/issue of bonus shares during the pendency of the Scheme, the Share Exchange Ratio shall be adjusted accordingly to take into account the effect of such corporate actions.

10.3 Notwithstanding the provisions of Clause 10.2 above such portion of the share capital of the Transferor Company held by the Transferee Company shall stand cancelled upon the Scheme becoming effective without any further application, act or deed and there would be no issuance of shares by the Transferee Company in relation to such shares.

10.4 Any share of the Transferor Company that is transferable to the Transferee Company, pursuant to an agreement existing as on date under which the Transferee Company has a right to purchase and the counterparty has an obligation to sell such share, to the extent the same has not been transferred prior to the Effective Date, shall, without any further act, document or deed, upon the Scheme becoming effective, be deemed to have been transferred to the Transferee Company pursuant to this Scheme for the express purpose of cancellation, and shall, in terms of Clause 10.3 above, be so cancelled and there would be no issuance of shares by the Transferee Company in relation to such shares so held. The Transferee Company shall make payment, to the extent not already made, on the Effective Date, to the holder of such equity shares of the amount payable for the transfer in terms of the agreement. To the extent that the shares pursuant to aforesaid agreement have already been transferred prior to effectiveness of the Scheme, they shall be deemed to have been transferred pursuant to this Clause 10.4 for the express purpose of cancellation in terms of Clause 10.3 above.

10.5 Increase in authorised, issued, subscribed and paid-up capital of Transferee Company

(a) Upon the Scheme coming into effect, the authorised share capital of the Transferee Company in terms of its Memorandum of Association and Articles of Association shall automatically stand enhanced without any further act, instrument or deed on the part of the Transferee Company, including payment of stamp duty and fees payable to Registrar of Companies, by an amount of Rs.3000,00,00,000/- (Rupees Three Thousand Crores Only), and the Memorandum of Association and Articles of Association of the Transferee Company (relating to the authorized share capital) shall, without any further act, instrument or deed, be and stand altered, modified and amended, and the consent of the shareholders to the Scheme shall be deemed to be sufficient for the purposes of effecting this amendment, and no further resolution(s) under Section 16, Section 31, Section 94 or any other applicable provisions of the Act, would be required to be separately passed. For this purpose, the filing fees and stamp duty already paid by the Transferor Company on its authorised share capital shall be utilized and applied to the increased share capital of the Transferee Company, and shall be deemed to have been so paid by the Transferee Company on such combined authorised share capital and accordingly, the Transferee Company shall not be required to pay any fees / stamp duty on the authorised share capital so increased.

Accordingly, in terms of this Scheme, the authorised share capital of the Transferee Company shall stand enhanced to an amount of Rs. 6000,00,00,000 (Rupees Six Thousand Crores Only) divided into 500,00,00,000 equity shares of Rs. 10/- each and 100,00,00,000 preference shares of Rs. 10/- each and the capital clause being Clause V of the Memorandum of Association of the Transferee Company shall on the Effective Date stand substituted to read as follows:

"V. The authorized share capital of the Company is Rs. 6000,00,00,000/- (Rupees Six Thousand Crores Only) consisting of 500,00,00,000 (Five Hundred Crores) equity shares of Rs. 10/- (Rupees Ten Only) each and 100,00,00,000 (One Hundred Crores) preference shares of Rs. 10/- (Rupees Ten Only) each, with power to increase or reduce the capital of the Company and to divide the shares in the capital for the time being into several classes and to attach thereto respectively such preferential, deferred, qualified or special rights, privileges or conditions as may be determined by or in accordance with the Articles of Association of the Company and to vary, modify, amalgamate or abrogate any such rights, privileges or conditions in such manner as may be for the time being provided by the Articles of Association of the Company."

Article 5(a) of the Articles of Association of the Transferee Company shall, on the Effective Date, also stand substituted to read as follows:

"5(a) The authorized share capital of the Company is Rs. 6000,00,00,000/- (Rupees Six Thousand Crores Only) consisting of 500,00,00,000 (Five Hundred Crores) equity shares of Rs. 10/- (Rupees Ten Only) each and 100,00,00,000 (One Hundred Crores) preference shares of Rs. 10/- (Rupees Ten Only) each, with power to increase or reduce the capital of the Company and to divide the shares in the capital for the time being into several classes and to attach thereto respectively such preferential, deferred, qualified or special rights, privileges or conditions as may be determined by or in accordance with the Articles of Association of the Company and to vary, modify, amalgamate or abrogate any such rights, privileges or conditions in such manner as may be for the time being provided by the Articles of Association of the Company."

Upon the Scheme becoming effective, the issued, subscribed and paid-up capital of the Transferee Company shall stand suitably increased consequent upon the issuance of new equity shares in accordance with Clause 10.2 above.

(b) It is clarified that no Special Resolution under Section 81(1A) of the Act shall be required to be passed by the Transferee Company separately in a general meeting for issue of shares to the shareholders of the Transferor Company under this Scheme and on the members of the Transferee Company approving this Scheme, it shall be deemed that they have given their consent to the issue of equity shares of the Transferee Company to the shareholders of the Transferor Company in the Share Exchange Ratio.

10.6 General provisions:

(a) **Issue of shares in dematerialized/physical form:**

(i) In so far as the issue of new equity shares by the Transferee Company pursuant to Clause 10.2 above is concerned, each of the shareholders of the Transferor Company holding shares in physical form shall have the option, exercisable by notice in writing by them to the Transferee Company on or before the Record Date, to receive, the new equity shares of the Transferee Company either in certificate form or in dematerialised form, in lieu of their shares in the Transferor Company in accordance with the terms hereof. In the event that such notice has not been received by the Transferee Company in respect of any of the members of the Transferor Company, the shares of the Transferee Company shall be issued to such members in physical form. Those of the members of the Transferor Company who exercise the option to receive the shares in dematerialised form shall be required to have an account with a depository participant and shall provide full details thereof and such other confirmations as may be required in the notice provided by such shareholder to the Transferee Company. It is only thereupon that the Transferee Company shall issue and directly credit the demat/dematerialised securities account of such member with the new equity shares of the Transferee Company. The physical share certificates representing the equity shares of the Transferor Company shall stand automatically and irrevocably cancelled on the issue of new equity by the Transferee Company in terms of Clause 10.2 above.

(ii) Each of the members of the Transferor Company holding shares of the Transferor Company in dematerialised form shall have the option, exercisable by notice in writing by them to the Transferee Company on or before the Record Date, to receive, the new equity shares of the Transferee Company either in certificate form or in dematerialised form, in lieu of their shares in the Transferor Company in accordance with the terms hereof. In the event that such notice has not been received by the Transferee Company in respect of any of the members of the Transferor Company, the shares of the Transferee Company shall be issued to such members in dematerialised form as per the records maintained by the National Securities Depository Limited and/or Central Depository Services (India) Limited on the Record Date in terms of Clause 10.2 above.

(b) **Pending share transfers, etc.:**

(i) In the event of there being any pending share transfers, whether lodged or outstanding, of any shareholder of the Transferor Company, the Board of Directors of the Transferee Company shall be empowered in appropriate cases, prior to or even subsequent to the Record Date, to effectuate such a transfer as if such changes in the registered holder were operative as on the Record Date, in order to remove any difficulties arising to the transferor or transferee of equity shares in the Transferor Company, after the effectiveness of this Scheme;

(ii) The new equity shares to be issued by the Transferee Company pursuant to this Scheme in respect of any equity shares of the Transferor Company which are held in abeyance under the provisions of Section 206A of the Act or otherwise shall pending allotment or settlement of dispute by order of Court or otherwise, be held in abeyance by the Transferee Company.

(c) **Partly Paid up shares**:

In respect of equity shares of the Transferor Company where calls are in arrears, without prejudice to any remedies that the Transferor Company or the Transferee Company as the case may be, shall have in this behalf, the Transferee Company shall not be bound to issue any shares of the Transferee Company (whether partly paid or otherwise) nor to confer any entitlement to such holder until such time as the calls in arrears are paid in full.

(d) **New Equity Shares subject to same terms:**

(i) The new equity shares issued and allotted by the Transferee Company in terms of this Scheme shall be subject to the provisions of the Memorandum and Articles of Association of the Transferee Company and shall inter-se rank pari passu in all respects with the then existing equity shares of the Transferee Company, including in respect of dividend, if

any, that may be declared by the Transferee Company on or after the Effective Date;

(ii) The new equity shares of the Transferee Company issued in terms of Clause 10.2 of this Scheme will be listed and/or admitted to trading on the Bombay Stock Exchange Limited and National Stock Exchange of India Limited where the shares of the Transferee Company are listed and/or admitted to trading. The Transferee Company shall enter into such arrangements and give such confirmations and/ or undertakings as may be necessary in accordance with the applicable laws or regulations for complying with the formalities of the said stock exchanges.

(e) **Obtaining of approvals:**

For the purpose of issue of equity shares to the shareholders of the Transferor Company, the Transferee Company shall, if and to the extent required, apply for and obtain the required statutory approvals and approvals of other concerned regulatory authorities for the issue and allotment by the Transferee Company of such equity shares.

(f) **Fractional Entitlement:**

No fractional certificates, entitlements or credits shall be issued or given by the Transferee Company in respect of the fractional entitlements, if any, to which the shareholders of the Transferor Company are entitled on the issue and allotment of equity shares by the Transferee Company in accordance with this Scheme. The Board of Directors of the Transferee Company shall instead consolidate all such fractional entitlements to which the shareholders of the Transferor Company may be entitled on issue and allotment of the equity shares of the Transferee Company as aforesaid and shall, without any further application, act, instrument or deed, issue and allot such fractional entitlements directly to an individual trustee or a board of trustees or a corporate trustee (the "**Trustee**"), who shall hold such fractional entitlements with all additions or accretions thereto in trust for the benefit of the respective shareholders to whom they belong and their respective heirs, executors, administrators or successors for the specific purpose of selling such fractional entitlements in the market at such price or prices and at such time or times as the Trustee may in its sole discretion decide and on such sale pay to the Transferee Company the net sale proceeds thereof and any additions and accretions, whereupon the Transferee Company shall, subject to withholding tax, if any, distribute such sale proceeds to the concerned shareholders of the Transferor Company in proportion to their respective fractional entitlements.

PART IV

ACCOUNTING TREATMENT AND DIVIDENDS

11. ACCOUNTING TREATMENT

(a) Upon the coming into effect of this Scheme and with effect from the Appointed Date, for the purpose of accounting for and dealing with the value of the assets and liabilities in the books of the Transferee Company, the fair value of the assets and Liabilities shall be determined as of the Appointed Date.

(b) As considered appropriate for the purpose of reflecting the fair value of assets and liabilities of the Transferor Company and the Transferee Company in the books of the Transferee Company on the Appointed Date, suitable effect may be given including, but not restricted to, application of uniform accounting policies and methods.

(c) The aggregate excess or deficit of value of the net assets determined as per sub-clause (a) above and the net effect of the adjustments referred in sub-clause (b) above over the paid-up value of the shares to be issued and allotted to the shareholders of the Transferor Company pursuant to this Scheme shall be transferred by the Transferee Company to its Securities Premium Account. Amounts debited to the Profit And Loss Account of the Transferee Company in connection with giving effect to this Scheme including, but not restricted to, any costs, charges, stamp duty and cancellation of shares referred to in Clause 10.3 of this Scheme may be adjusted by a corresponding transfer from the General Reserve.

12. DECLARATION OF DIVIDEND

12.1 For the avoidance of doubt it is hereby clarified that nothing in this Scheme shall prevent the Transferee Company from declaring and paying dividends, whether interim or final, to its equity shareholders as on the respective record date for the purpose of dividend.

12.2

(a) In the event that the Transferee Company declares any dividend between the date of filing of the Scheme and the Record Date, then in such event, the shareholders of the Transferor Company who are entitled to receive shares of the Transferee Company pursuant to Clause 10.2 above (the "**Transferor Company Shareholders**") shall, on the Record Date, also be eligible to receive an amount representing such dividend proportionate to the shares they are entitled to receive. For this purpose, the Transferee Company shall, at the time of declaration of dividend to its shareholders as aforesaid, reserve the amount required for payment of dividend to the Transferor Company Shareholders. The Board of Directors of the Transferee Company will declare the aforesaid reserved amount as dividend to the Transferor Company Shareholders after the Record Date and the amount set apart will be appropriated towards such declaration. For the avoidance of doubt it is clarified that no interest shall be payable by the Transferee Company to the Transferor Company Shareholders in relation to such amount to be applied towards payment of such dividend.

(b) The Transferor Company shall not make any declaration of dividend between the date of filing of this scheme and the Effective Date.

12.3 Until the coming into effect of this Scheme, the holders of equity shares of the Transferor Company and the Transferee Company shall, save as expressly provided otherwise in this Scheme, continue to enjoy their existing respective rights under their respective Articles of Association.

12.4 It is clarified that the aforesaid provisions in respect of declaration of dividends, whether interim or final, are enabling provisions only and shall not be deemed to confer any right on any member of the Transferor Company and/or the Transferee Company to demand or claim any dividends which, subject to the provisions of the Act, shall be entirely at the discretion of the respective Boards of Directors of the Transferor Company and the Transferee Company and

subject, wherever necessary, to the approval of the shareholders of the Transferor Company and the Transferee Company, respectively.

PART V

DISSOLUTION OF TRANSFEROR COMPANY AND GENERAL TERMS AND CONDITIONS

13. DISSOLUTION OF TRANSFEROR COMPANY

On the coming into effect of this Scheme, the Transferor Company shall stand dissolved without winding-up, and the Board of Directors and any committees thereof of the Transferor Company shall without any further act, instrument or deed be and stand dissolved.

14. VALIDITY OF EXISTING RESOLUTIONS, ETC.

Upon the coming into effect of this Scheme the resolutions, if any, of the Transferor Company, which are valid and subsisting on the Effective Date, shall continue to be valid and subsisting and be considered as resolutions of the Transferee Company and if any such resolutions have any monetary limits approved under the provisions of the Act, or any other applicable statutory provisions, then the said limits shall be added to the limits, if any, under like resolutions passed by the Transferee Company and shall constitute the aggregate of the said limits in the Transferee Company.

15. MODIFICATION OF SCHEME

15.1 The Transferor Company and the Transferee Company by their respective Boards of Directors or any Director/Executive authorised in that behalf (hereinafter referred to as the "**Delegate**") may assent to, or make, from time to time, any modification(s) or addition(s) to this Scheme which the High Courts or any authorities under law may deem fit to approve of or may impose and which the Board of Directors of the Transferor Company and the Transferee Company may in their discretion accept, or such modification(s) or addition(s) as the Board of Directors of the Transferor Company and the Transferee Company or as the case may be, their respective Delegate may deem fit, or required for the purpose of resolving any doubts or difficulties that may arise in carrying out this Scheme. The Transferor Company and the Transferee Company by their respective Boards of Directors or Delegates are authorised to do and execute all acts, deeds, matters and things necessary for bringing this Scheme into effect, or review the position relating to the satisfaction of the conditions of this Scheme and if necessary, waive any of such conditions (to the extent permissible under law) for bringing this Scheme into effect, and/or give such consents as may be required in terms of this Scheme. In the event that any conditions are imposed by the High Courts or any Governmental authorities, which the Board of Directors of the Transferor Company or the Transferee Company find unacceptable for any reason, then the Transferor Company and the Transferee Company shall be at liberty to withdraw the Scheme.

15.2 For the purpose of giving effect to this Scheme or to any modification(s) thereof or addition(s) thereto, the Delegates (acting jointly) of the Transferor Company and Transferee Company may give and are authorised to determine and give all such directions as are necessary for settling or removing any question of doubt or difficulty that may arise under this Scheme or in regard to the meaning or interpretation of any provision of this Scheme or implementation thereof or in any matter whatsoever connected therewith (including any question or difficulty arising in connection with any deceased or insolvent shareholders, depositors or debenture holders of the Transferor Company) or to review the position relating to the satisfaction of various conditions of this Scheme and if necessary, to waive any such conditions (to the extent permissible in law) and such determination or directions or waiver, as the case may be, shall be binding on all parties, in the same manner as if the same were specifically incorporated in this Scheme. For the avoidance of doubt it is clarified that where this Scheme requires the approval of the Board of Directors of the Transferor Company or the Transferee Company to be obtained for any matter, the same may be given through their Delegates.

16. FILING OF APPLICATIONS

The Transferor Company and the Transferee Company shall with all reasonable despatch, make and file all applications and petitions under Sections 391 to 394 and other applicable provisions of the Act before the respective High Courts having jurisdiction for sanction of this Scheme under the provisions of law, and shall apply for such approvals as may be required under law.

17. APPROVALS

The Transferee Company shall be entitled, pending the sanction of the Scheme, to apply to any governmental authority, if required, under any law for such consents and approvals which the Transferee Company may require to own the Undertaking and to carry on the business of the Transferor Company.

18. SCHEME CONDITIONAL UPON SANCTIONS, ETC.

18.1 This Scheme is conditional upon and subject to:

(a) The Scheme being agreed to by the requisite majority of the respective classes of members and/or creditors of each of the Transferor Company and of the Transferee Company as required under the Act and the requisite orders of the High Courts being obtained;

(b) Such other consents, sanctions and approvals as may be required by law in respect of the Scheme being obtained; and

(c) The certified copies of the Orders of the High Courts sanctioning this Scheme being filed with the Registrar of Companies, Gujarat and the Registrar of Companies, Maharashtra, Mumbai.

18.2 In the event of this Scheme failing to take effect finally by December 31, 2009, or by such later date as may be agreed by the respective Board of Directors of the Transferor Company and the Transferee Company or their respective Delegates, this Scheme shall become null and void and be of no effect and in that event no rights and liabilities whatsoever shall accrue to or be incurred or claimed inter-se by the parties or their shareholders or creditors or employees or any other person. In such case, each company shall bear its own costs, charges and expenses or as may be mutually agreed.

19. COSTS, CHARGES, EXPENSES AND STAMP DUTY

All costs, charges and expenses (including any taxes and duties) incurred or payable by each of the Transferor Company and Transferee Company in relation to or in connection with this Scheme and incidental to the completion of the amalgamation of the Transferor Company with the Transferee Company in pursuance of this Scheme, including stamp duty on the Orders of the High Courts, if any and to the extent applicable and payable, shall be borne and paid by the Transferee Company.

IN THE HIGH COURT OF JUDICATURE AT BOMBAY
ORDINARY ORIGINAL CIVIL JURISDICTION
COMPANY APPLICATION NO. 288 OF 2009

In the matter of the Companies Act, 1956;

-And-

In the matter of Sections 391 to 394 of the Companies Act, 1956;

-And-

In the matter of Reliance Industries Limited, a company incorporated under the Companies Act, 1956 and having its registered office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai - 400 021;

-And-

In the matter of the Scheme of Amalgamation of Reliance Petroleum Limited with Reliance Industries Limited.

Reliance Industries Limited, a company incorporated under the Companies Act, 1956, and having its registered office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai - 400 021. } ...Applicant Company

FORM OF PROXY

I/We, the undersigned unsecured creditor(s) of the Applicant Company hereby appoint Mr./Ms. ______________________ of ______________________ and failing him / her Mr./Ms. ______________________ of ______________________ as my / our proxy, to act for me / us at the meeting of the Unsecured Creditors of the Applicant Company to be held on **Saturday, the 4th day of April, 2009** at **12:30 p.m. (1230 hours)** or so soon thereafter after the conclusion of the meeting of the Secured Creditors (including debentureholders) at **Birla Matushri Sabhagar, 19, Marine Lines, Mumbai 400 020** for the purpose of considering and, if thought fit, approving, with or without modification(s), the Scheme of Amalgamation of Reliance Petroleum Limited (the **'Transferor Company'**) with Reliance Industries Limited (the **'Applicant Company'** or the **'Transferee Company'**) and at such meeting and at any adjournment or adjournments thereof, to vote, for me / us / and in my / our name ______________ (here, if for, insert **'for'**; if against, insert **'against'**, and in the latter case, strike out the words below after 'Scheme of Amalgamation') the said Scheme of Amalgamation, either with or without modification(s)*, as my / our proxy may approve.

** Strike out what is not necessary.*

Dated this __________ day of ________________ 2009

Name : ______________________________________

Address : ______________________________________

____

____

Affix
Re. 1
Revenue Stamp

Signature across the stamp

Signature of Unsecured Creditor : ______________________________

Signature of Proxy : ______________________________

NOTES:

1. Please affix Revenue Stamp before putting Signature.
2. All alterations made in the Form of Proxy should be initialled.
3. Proxy must be deposited at the registered office of the Applicant Company, not later than FORTY EIGHT hours before the commencement of the meeting.
4. In case of multiple proxies, the proxy later in time shall be accepted.

This page is intentionally left blank

ATTENDANCE SLIP

Reliance
Industries Limited

Registered Office: 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai - 400 021.

PLEASE FILL THIS ATTENDANCE SLIP AND HAND IT OVER AT THE ENTRANCE OF THE MEETING HALL.

Vendor Code	

NAME AND ADDRESS OF THE UNSECURED CREDITOR / PROXY HOLDER

____

____

____

____

____

____

I hereby record my presence at the meeting of the Unsecured Creditors of the Company convened pursuant to the Order dated 6th March, 2009 of the Hon'ble High Court of Judicature at Bombay on **Saturday, the 4th day of April, 2009 at 12:30 p.m. (1230 hours)** or so soon thereafter after the conclusion of the meeting of the Secured Creditors (including debentureholders), at Birla Matushri Sabhagar, 19, Marine Lines, Mumbai - 400 020.

SIGNATURE OF THE UNSECURED CREDITOR OR PROXY: ________________________

Note:

Unsecured Creditors who come to attend the meeting are requested to bring with them copy of the Scheme of Amalgamation.

BOOK-POST

(Under Certificate of Posting)

To,

If undelivered please return to:

Karvy Computershare Private Limited
(Unit : Reliance Industries Limited)
Karvy House, 46, Avenue 4, Street No.1,
Banjara Hills, Hyderabad - 500 034.

Reliance
Industries Limited

MEETING OF THE SECURED CREDITORS (INCLUDING DEBENTUREHOLDERS)

Date	:	4th April, 2009
Time	:	12:00 noon or so soon thereafter after the conclusion of the meeting of the Equity Shareholders
Venue	:	Birla Matushri Sabhagar, 19, Marine Lines, Mumbai 400 020.

CONTENTS **PAGES**

For any clarifications regarding the scheme of amalgamation
please write to rplrilmerger.helpdesk@ril.com

IN THE HIGH COURT OF JUDICATURE AT BOMBAY
ORDINARY ORIGINAL CIVIL JURISDICTION
COMPANY APPLICATION NO. 288 OF 2009

In the matter of the Companies Act, 1956;

-And-

In the matter of Sections 391 to 394 of the Companies Act, 1956;

-And-

In the matter of Reliance Industries Limited, a company incorporated under the Companies Act, 1956 and having its registered office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai - 400 021;

-And-

In the matter of the Scheme of Amalgamation of Reliance Petroleum Limited with Reliance Industries Limited.

Reliance Industries Limited, a company incorporated under the Companies Act, 1956, and having its registered office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai - 400 021. } ...Applicant Company

NOTICE CONVENING THE MEETING OF THE SECURED CREDITORS (INCLUDING DEBENTURE HOLDERS) OF RELIANCE INDUSTRIES LIMITED

To,

The Secured Creditors (including debentureholders) of Reliance Industries Limited (the "**Applicant Company**").

TAKE NOTICE that by an Order made on the 6th day of March, 2009, in the above Company Application, the High Court of Judicature at Bombay has directed that a meeting of the Secured Creditors (including debentureholders) of the Applicant Company be convened and held on **Saturday, the 4th day of April, 2009 at 12:00 noon (1200 hours)** or so soon thereafter after the conclusion of the meeting of the Equity Shareholders of the Applicant Company at Birla Matushri Sabhagar, 19, Marine Lines, Mumbai - 400 020, for the purpose of considering and, if thought fit, approving with or without modification(s), the Scheme of Amalgamation of Reliance Petroleum Limited with Reliance Industries Limited.

TAKE FURTHER NOTICE that in pursuance of the said Order and as directed therein, a meeting of the Secured Creditors (including debentureholders) of the Applicant Company will be convened and held on **Saturday, the 4th day of April, 2009 at 12:00 noon (1200 hours)** or so soon thereafter after the conclusion of the meeting of the Equity Shareholders of the Applicant Company at Birla Matushri Sabhagar, 19, Marine Lines, Mumbai - 400 020, at which time and place you are requested to attend.

TAKE FURTHER NOTICE that you may attend and vote at the said meeting in person or by proxy, provided that a proxy in the prescribed form, duly signed by you, or your authorised representative, is deposited at the registered office of the Applicant Company at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai- 400 021, not later than 48 hours before commencement of the said meeting.

The High Court of Judicature at Bombay has appointed, Mr. Justice B. N. Srikrishna (Retd.), in his absence Mr. M. L. Bhakta, Independent Director of the Applicant Company and in his absence Mr. Y. P. Trivedi, Independent Director of the Applicant Company, to be the Chairman of the said meeting.

A copy each of the Statement under Section 393 of the Companies Act, 1956, a copy of the Scheme and a Form of Proxy is enclosed.

Justice B. N. Srikrishna (Retd.)
Chairman appointed for the meeting

Dated this 6th day of March, 2009

Registered Office:
3rd Floor, Maker Chambers IV,
222, Nariman Point,
Mumbai - 400 021.
Maharashtra.
India.

Notes:

(1) All alterations made in the Form of Proxy should be initialled.

(2) Only Secured Creditors (including debentureholders) of the Applicant Company may attend and vote (either in person or by proxy) at the Secured Creditors' (including debentureholders') meeting. The representative of a body corporate which is a Secured Creditor (including debentureholder) of the Applicant Company may attend and vote at the Secured Creditors' (including debentureholders') meeting provided a certified true copy of the resolution of the Board of Directors or other governing body of the body corporate is deposited at the registered office of the Applicant Company not later than 48 hours before the meeting authorising such representative to attend and vote at the Secured Creditors' (including debentureholders') meeting.

Enclosed: as above.

IN THE HIGH COURT OF JUDICATURE AT BOMBAY ORDINARY ORIGINAL CIVIL JURISDICTION COMPANY APPLICATION NO. 288 OF 2009

In the matter of the Companies Act, 1956;

-And-

In the matter of Sections 391 to 394 of the Companies Act, 1956;

-And-

In the matter of Reliance Industries Limited, a company incorporated under the Companies Act, 1956 and having its registered office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai - 400 021;

-And-

In the matter of the Scheme of Amalgamation of Reliance Petroleum Limited with Reliance Industries Limited.

Reliance Industries Limited, a company }
incorporated under the Companies Act, 1956,}
and having its registered office at 3rd Floor, }
Maker Chambers IV, 222, Nariman Point, }
Mumbai - 400 021. }...Applicant Company

EXPLANATORY STATEMENT UNDER SECTION 393 OF THE COMPANIES ACT, 1956

1. Pursuant to the Order dated March 6, 2009 passed by the High Court of Judicature at Bombay, in the Company Application referred to above, meetings of the equity shareholders, secured creditors (including debentureholders) and unsecured creditors of the Applicant Company are being convened and held for the purpose of considering and, if thought fit, approving with or without modification(s), the arrangement embodied in the Scheme of Amalgamation of Reliance Petroleum Limited (hereinafter referred to as **"RPL"** or the **"Transferor Company"** as the context may admit) a company incorporated under the Companies Act, 1956 **("Act")** into Reliance Industries Limited (hereinafter referred to as **"RIL"** or the **"Applicant Company"** or the **"Transferee Company"** as the context may admit), a company incorporated under the Act, under Sections 391 to 394 of the Act (the **"Scheme"**).

2. A copy of the Scheme, setting out the terms and conditions of the amalgamation of the Transferor Company with the Applicant Company, which has been approved by the Board of Directors of the Transferor Company and the Applicant Company at their respective meetings held on March 2, 2009, is attached to this Explanatory Statement.

3. The Applicant Company was incorporated as Mynylon Limited on May 8, 1973 in the State of Karnataka under the provisions of the Act. The name of the Applicant Company was subsequently changed to Reliance Textile Industries Limited on March 11, 1977. The place of the registered office of the Applicant Company was subsequently changed from the State of Karnataka to the State of Maharashtra on July 2, 1977. The name of the Applicant Company was again changed to Reliance Industries Limited on June 27, 1985. The Applicant Company has its registered office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai- 400 021, Maharashtra.

4. The objects for which the Applicant Company has been established are set out in its Memorandum of Association. The main objects, are set out hereunder:

   1. *To carry on the business of manufacturers, dealers, agents, factors, importers, exporters, merchants and financiers of all kinds of man made fibres and man made fibre yarns of all kinds, man made fibre cords of all kinds and man made fibre fabrics of all kinds, mixed with or without mixing, materials like woolen, cotton, metallic or any other fibres of vegetable, mineral or animal origin, manufacturing such man made fibres and man made fibre products of all description and kinds with or without mixing fibres of other origin as described above, by any process using petrochemicals of all description or by using vegetable or mineral oils or products of all description required to produce such man made fibres.*

   2. *To carry on the business of manufacturers, dealers, importers and exporters, merchants, agents, factors and financiers and particularly manufacturers, dealers, etc. of all types of petro-chemicals like Naphtha, Methane, Ethylene, Propylene, Butenes, Naphthalene, Cyclohexane, Cyclohexanone, Benzene, Phenol, Acetic Acid, Cellulose Acetate, Vinyl Acetates, Ammonia, Caprolactam, Adipic Acid, Hexamethylene, Diamine Nylon, Nylon-6, Nylon 6.6, Nylon 6.10, Nylon 6.11, Nylon 7, their fibres, castings, mouldings, sheets, rods, etc., Ortho-xylene, Phthalic Anhydride, Alkyd Resins, Polyester fibres and films, mixed Xylenes, Paraxylene, Meta-xylene, Toluene, Cumene, Phenol, Styrene, Synthetic Rubbers, Butenes, Butadiene, Methacrolein, Maleic Anhydride, Methacrylates, Alkyd resins, Urea, Methanol formaldehyde, UF, PF and MF resins, Hydrogen-cyanide, Poly-methyl Methacrylate, Acetylene, P.V.C. Polyethylene, Ethylene, dichloride Ethylene oxide, Ethyleneglycol, Ployglyclos, Polyurethanes, Paraxylenes, Polystyrenes, Polypropylene, Isopropanol, Acetone, Propylene oxide, Propylene glycol, Acrylonitrile, Acrolein, Acylicesters, Acrylic Fibres, Allyl Chloride, Epichlor-hydrin Epoxy resins and all other petrochemical products and polymers in all their forms like resins, fibres, sheet mouldings, castings etc.*

   3. *To carry on the business of manufacturing, buying, selling exchanging, converting, altering, importing, exporting, processing, twisting or otherwise handling or dealing in or using or advising users in the proper use of, cotton yarn, pure silk yarn, artificial silk yarn, staple fibre and such other fibre, fibres and fibrous materials, or allied products, by-products, substances or substitutes for all or any of them, or yarn or yarns, for textile or other use, as may be practicable.*

   4. *To manufacture or help in the manufacturing of any spare parts, accessories, or anything or things required and necessary for the above mentioned business.*

5. The authorised, issued, subscribed and paid-up share capital of the Applicant Company as on December 31, 2008 was as under:

	Rs.
Authorised Share Capital:	
250,00,00,000 Equity Shares of Rs. 10/- each	2500,00,00,000
50,00,00,000 Preference Shares of Rs. 10/- each	500,00,00,000
Issued, Subscribed and Paid up Share Capital:	
157,37,97,633 Equity Shares of Rs. 10/- each fully paid up	1573,79,76,330
Less : calls in arrears	25,59,419
Total	1573,54,16,911

Note :

The Applicant Company has reserved issuance of 6,96,75,402 equity shares of face value of Rs. 10/- each for offering to eligible employees of the Applicant Company and its subsidiaries under its Employees Stock Option Scheme (ESOS).

The equity shares of the Applicant Company are listed on Bombay Stock Exchange Limited and National Stock Exchange of India Limited. The GDRs representing the underlying equity shares of the Applicant Company are listed on Luxembourg Stock Exchange.

6. The Transferor Company was incorporated on October 24, 2005 in the State of Maharashtra under the provisions of the Act. The place of the registered office of the Transferor Company was subsequently changed from the State of Maharashtra to the State of Gujarat on March 21, 2006. The Transferor Company has its registered office at Motikhavdi, P.O. Digvijaygram, District - Jamnagar, Gujarat - 361140, India.

7. The objects for which the Transferor Company has been established are set out in its Memorandum of Association. The main objects, are set out hereunder

   1. *To carry on the business of refiners, stores, suppliers and distributors of petroleum and petroleum products including the business of extracting, treating, pumping, drawing, transporting, distilling, purifying and dealing in petroleum and mineral oil and to purchase or otherwise acquire, manufacture, extract, refine, purify, treat, reduce, modify, distil, blend, smelt, compress, store, hold, transport, use, experiment with, market, supply, distribute, exchange, sell or otherwise dispose of, import, export, trade, act as agents/dealers of all kinds of crude oil, LPG, LNG, compressed hydrocarbon, petroleum and petroleum products, mineral oils, gas and other substances, lubricating oils, and carbon black feedstock, asphalt, sulphur, clays, bitumen, bituminous, nitrates, coal, ores, minerals and in general subsoil, products and subsurface deposits of every nature and description and the products or the by-products which may be derived, produced, prepared, developed, compounded, made or manufactured therefrom and substances obtained by mixing any of the foregoing with other substances.*

   2. *To carry on anywhere in India or elsewhere the business of exploration and development and production of crude oil, associated gas and natural gas resources and to take on lease, purchase or otherwise acquire oil wells, oil fields, gas wells and gas fields onshore or offshore, riverbeds, ocean and seabeds' whether solely or in collaboration or partnership with others commercially exploit and turn to account and advantage oil wells, oil fields, gas wells, gas fields and other sources of oil associated gas and natural gas and to manufacture produce, buy, sell, dispose of and deal in crude oil, and associate gas, and natural gas coke, tar and all other residual products resulting from the manufacture and treatment of oil, gas or other hydrocarbons and to erect refineries, mills, machinerys', laboratories, workshops and other buildings, works and appliances required for the same and in connection therewith to construct, buy, sell, let on hire, hire purchase survey ships, underwater exploratory equipment, rigs, offshore platforms, ships, tankers, floating pipelines, tugs, barges, bathyscaphs, equipment and vessels for drilling, exploration and commercial production of oil and associated natural gas and also other activities.*

   3. *To carry on in India and in any part of the world the business of processing, converting, manufacturing, formulating, using, buying, dealing, acquiring, storing, packaging, selling, transporting, distributing, importing, exporting and disposing of all types of petrochemicals like Naphtha, Methane, Ethylene, Propylene, Butene, Naphthalene, Cyclohexane, Cyclo-hexanone, Benzene, Phenol, Acetic Acid, Cellulose, Acetate, Vinyl Acetate, Caprolactum, Adipic Acid, Hexamethylene, Diamine Nylon, Nylon - 6, Nylon - 6.6, Nylon -6.1, Nylon - 6.11, Nylon - 7, their fibres, castings, mouldings, sheets, rods, Orthoxylene, Pthalic Anhydride, Alkyd Resins, Polyester Fibres and Films, Mixed Xylene, Paraxylene, Metaxylene, Toluene, Cumene, Styrene, Synthetic Rubbers, Butadiene, Methacrolein, Maleic Anhydride, Methacrylates, Urea, Methanol Formaldehyde, UF, PF and MF Resins, Hydrogen-cyanide, Poly-Methyl, Acetylene, Polyvinyl Chloride, Polyethylene, Plastics, Methanol, Melamine and derivatives thereof, whether liquid, solid or gaseous, Dichloride, Ethylene Oxide, Ethylene Glycol, Poly Glycol, Polyurethane, Paraxyles, Polystyrene, Polypropylene, Isopropanol, Acetone, Propylene Oxide, Propylene Glycol, Acrylonitrile, Acrolein, Acylicensters, Acrylic Fibres, Alkyl Chloride, Epichlorhydrin, Alliphatic and Aromatic Alcohols, Aldehydes, Ketones, Aromatic Acid Anluphrides, Vinyl Chloride, Acrylics, Esters of Ortho, Meta and Terepthalic Acids and all Gases, Epoxy Resins and all other Petrochemical Products and Polymers in all their forms like Resins, Fibres, Sheets, Mouldings, Castings, Cellophone, Colour, Paints, Varnishes, Disinfectants, Insecticides, Fungicides, Deodarants, as well as Biochemical, Pharmaceutical, Medicinal, Sizing, Bleaching, Photographical and other preparations.*

8. The authorised, issued, subscribed and paid-up share capital of the Transferor Company as on December 31, 2008 was as under:

	Rs.
Authorised Share Capital:	
1000,00,00,000 Equity Shares of Rs.10/- each	10000,00,00,000
500,00,00,000 Preference Shares of Rs.10/- each	5000,00,00,000
Issued, Subscribed and Paid up Share Capital:	
450,00,00,000 Equity Shares of Rs. 10/- each fully paid up	4500,00,00,000
Less : calls in arrears	95,250
Total	4499,99,04,750

The equity shares of the Transferor Company are listed on Bombay Stock Exchange Limited and National Stock Exchange of India Limited.

BACKGROUND TO THE AMALGAMATION

9. The Transferor Company is a subsidiary of the Transferee Company in terms of Section 4 of the Act. The Transferee Company currently holds 70.38% of the paid up equity share capital of the Transferor Company.

10. The Transferor Company was formed with the objective of harnessing the emerging opportunities in the global energy sector by setting up a 580,000 barrels of crude oil per stream day greenfield petroleum refinery and a 0.9 million tonnes per annum polypropelene plant in a Special Economic Zone in Jamnagar, Gujarat and has commenced refining of crude. The Transferee Company ranks amongst the world's top 10 producers for almost all its products and also operates a 6,60,000 barrels of crude oil per stream day refinery in Jamnagar, Gujarat which is one of the largest complex refineries globally.

RATIONALE FOR THE AMALGAMATION

11. The amalgamation of the Transferor Company with the Transferee Company would, *inter alia*, have the following benefits:

(a) Greater integration and greater financial strength and flexibility for the amalgamated entity, which would result in maximising overall shareholder value, and will improve the competitive position of the combined entity.

(b) Greater efficiency in cash management of the amalgamated entity, and unfettered access to cashflow generated by the combined business which can be deployed more efficiently to fund organic and inorganic growth opportunities, to maximize shareholder value.

(c) Improved organizational capability and leadership, arising from the pooling of human capital who have the diverse skills, talent and vast experience to compete successfully in an increasingly competitive industry.

(d) Benefit of operational synergies to the combined entity in areas such as crude sourcing, product placement, freight optimization and logistics, which can be put to the best advantage of the stakeholders.

(e) Greater leverage in operations planning and process optimization and enhanced flexibility in product slate.

(f) Cost savings are expected to flow from more focused operational efforts, rationalization, standardisation and simplification of business processes, productivity improvements, improved procurement, and the elimination of duplication, and rationalization of administrative expenses.

(g) Strengthened leadership in the industry, in terms of the asset base, revenues, product range, production volumes and market share of the combined entity. The amalgamated entity will have the ability to leverage on its large asset base, diverse range of products and services, and vast pool of intellectual capital, to enhance shareholder value.

12. The Scheme was placed before the Board of Directors of the Applicant Company and the Transferor Company on March 2, 2009, at which the joint valuers appointed by the Applicant Company and the Transferor Company, namely M/s Ernst & Young Private Limited and M/s Morgan Stanley India Company Private Limited jointly recommended the share exchange ratio of 1 (one) equity share of Rs. 10/- fully paid up of the Applicant Company for every 16 (sixteen) equity shares of Rs. 10/- each fully paid up held in the Transferor Company as on the Record Date (the "Share Exchange Ratio") for the issuance to the shareholders of the Transferor Company upon the effectiveness of the Scheme. The joint valuers have arrived at the Share Exchange Ratio after using several commonly used and accepted methods.

The Applicant Company engaged DSP Merill Lynch Limited, a merchant banker, to issue a fairness opinion. In connection with such engagement, DSP Merill Lynch Limited has issued an opinion dated March 2, 2009, which states that, as of such date, the Share Exchange Ratio is fair, from a financial point of view, to holders of equity shares of the Applicant Company. The opinion was issued based on various assumptions and considerations and is available for inspection and should be read in its entirety for information regarding the assumptions made and factors considered in rendering such an opinion.

The Boards of Directors of the Applicant Company and the Transferor Company, based on and relying upon the aforesaid expert advice/ opinions, and on the basis of their independent evaluation and judgment, have come to the conclusion that the proposed Share Exchange Ratio is fair and reasonable and have approved the same at their respective meetings on March 2, 2009.

13. It is therefore proposed to amalgamate the Transferor Company with the Applicant Company by transfer and vesting of the undertaking and entire business of the Transferor Company as a going concern to and in the Transferee Company being the Applicant Company by way of a Scheme of Amalgamation under Sections 391 to 394 of the Companies Act, 1956.

SALIENT FEATURES OF THE SCHEME

14. The salient features of the Scheme are:-

(i) The Scheme envisages the amalgamation of the Transferor Company with the Transferee Company pursuant to Sections 391 to 394 and other relevant provisions of the Act on a going concern basis in the manner provided for in the Scheme, and the consequent issue of equity shares by the Transferee Company to the shareholders of the Transferor Company in the Share Exchange Ratio as provided in the Scheme.

(ii) The Scheme provides that the "Appointed Date" shall be April 1, 2008.

(iii) The "Effective Date" for the Scheme means the last of the dates on which all the orders, approvals, consents, conditions, matters or filings referred to in Clause 18.1 of the Scheme have been obtained or fulfilled.

(iv) The "Undertaking" (as defined in the Scheme) means the undertaking and entire business of the Transferor Company as a going concern and shall include (without limitation):

(a) All the assets and properties (whether movable or immovable, tangible or intangible, real or personal, corporeal or incorporeal, present, future or contingent) of the Transferor Company, including, without being limited to, plant and machinery, equipment, buildings and structures, offices, residential and other premises, capital work in progress, sundry debtors, furniture, fixtures, office equipment, appliances, accessories, power lines, depots, deposits, all stocks, stocks of fuel, assets, investments of all kinds (including shares, scrips, stocks, bonds, debenture stocks, units or pass through certificates), cash balances or deposits with banks, loans, advances, contingent rights or benefits, book debts, receivables, actionable claims, earnest moneys, advances or deposits paid by the Transferor Company, financial assets, leases (including lease rights), hire purchase contracts and assets, lending contracts, rights and benefits under any agreement, benefit of any security arrangements or under any guarantees, reversions, powers, municipal permissions, tenancies in relation to the office and/or residential properties for the employees or other persons, guest houses, godowns, warehouses, licenses, fixed and other assets, trade and service names and marks, patents, copyrights, and other intellectual property rights of any nature whatsoever, rights to use and avail of telephones, telexes, facsimile, email, internet, leased line connections and installations, utilities, electricity and other services, reserves, provisions, funds, benefits of assets or properties or other interest held in trust, registrations, contracts, engagements, arrangements of all kind, privileges and all other rights including sales tax deferrals, title, interests, other benefits (including tax benefits), easements, privileges, liberties and advantages of whatsoever nature and wheresoever situate belonging to or in the ownership, power or possession and in the control of or vested in or granted in favour of or enjoyed by the Transferor Company or

in connection with or relating to the Transferor Company and all other interests of whatsoever nature belonging to or in the ownership, power, possession or the control of or vested in or granted in favour of or held for the benefit of or enjoyed by the Transferor Company, whether in India or abroad;

(b) All liabilities including, without being limited to, secured and unsecured debts (whether in Indian rupees or foreign currency), sundry creditors, liabilities (including contingent liabilities), duties and obligations of the Transferor Company of every kind, nature and description whatsoever and howsoever arising, raised or incurred or utilised;

(c) All agreements, rights, contracts, entitlements, permits, licences, approvals, authorizations, concessions, consents, quota rights, fuel linkages, engagements, arrangements, authorities, allotments, security arrangements (to the extent provided in the Scheme), benefits of any guarantees, reversions, powers and all other approvals of every kind, nature and description whatsoever relating to the Transferor Company's business activities and operations;

(d) All intellectual property rights, records, files, papers, computer programmes, manuals, data, catalogues, sales material, lists of customers and suppliers, other customer information and all other records and documents relating to the Transferor Company's business activities and operations;

(e) All permanent employees engaged by the Transferor Company as on the Effective Date.

(v) "Share Exchange Ratio" means the ratio of 1 (one) equity share fully paid up of the face value of Rs. 10/- (Rupees Ten only) each of the Transferee Company with rights attached thereto as mentioned in the Scheme for every 16 (sixteen) equity shares fully paid up of the face value of Rs. 10/- (Rupees Ten only) each held in the Transferor Company as on the "Record Date".

(vi) The Scheme also provides for :

(a) the manner of vesting and transfer of the assets of the Transferor Company in the Transferee Company;

(b) the transfer of contracts, deeds, bonds, agreements, schemes, arrangements and other instruments of whatsoever nature relating to the Transferor Company;

(c) the transfer of all consents, permissions, licenses, certificates, clearances, authorities, powers of attorney given by, issued to or executed in favour of the Transferor Company;

(d) the transfer of all debts, liabilities, duties, and obligations of the Transferor Company;

(e) the release and discharge of any Encumbrance over the assets of the Undertaking which relate to any external borrowings or assistances provided by banks/ institutions through their offices located outside India ("Foreign Liabilities") of the Transferor Company without any further act, document or deed, and the Foreign Liabilities of the Transferor Company becoming unsecured liabilities of the Transferee Company, ranking *pari passu* with all its other unsecured and unsubordinated creditors save in relation to those whose claims are preferred solely by any bankruptcy, insolvency, liquidation, or other laws of general application;

(f) the transfer of all suits, actions, claims and legal proceedings by or against the Transferor Company;

(g) the manner in which the business is to be carried on in trust by the Transferor Company for the benefit of the Transferee Company from the Appointed Date till the Effective Date;

(h) the transfer of permanent employees engaged by the Transferor Company as on the Effective Date, to the Transferee Company.

(i) the issuance of shares by the Transferee Company to the shareholders of the Transferor Company as on the Record Date, other than those to be cancelled pursuant to para (k) below, in the Share Exchange Ratio and matters related thereto, and that the Transferee Company shall not be bound to issue any shares in exchange of shares in the Transferor Company, in respect of which shares calls are in arrears, till such time as the calls in arrears are paid in full. In the event that the Transferee Company restructures its equity share capital by way of share split / consolidation/ issue of bonus shares, the Share Exchange Ratio shall be adjusted accordingly to take into account the effect of such corporate actions;

(j) The Scheme provides that no fractional certificates shall be issued by the Transferee Company in respect of fractional entitlements of shareholders. Such fractional entitlements will be allotted to a trustee, who shall consolidate all such fractions and sell the consolidated shares in the market at such price or prices and at such time or times as the trustee may, in its sole discretion decide, and pay the net sale proceeds to the Transferee Company for distribution to the concerned shareholders in proportion to their fractional entitlements.

(k) the cancellation of such portion of the share capital of the Transferor Company as may be held by the Transferee Company on the Record Date and which is transferable to the Transferee Company and which is transferred or deemed to be transferred to the Transferee Company pursuant to the Scheme for the express purpose of such cancellation, without issuance of any shares in the Transferee Company for such cancellation;

(l) the increase in the authorised share capital of the Transferee Company, and the consequent amendment to the relevant clauses in the Memorandum of Association and the Articles of Association of the Transferee Company, without any further act or deed or payment of stamp duty or other fees;

(m) the manner in which dividend declared by the Transferee Company during pendency of the Scheme will be declared and paid to shareholders of the Transferor Company and the Transferee Company;

(n) the accounting treatment in the books of the Transferee Company; and

(o) the ability of the respective Board of Directors of the Transferor Company and the Transferee Company, or a duly authorised committee or director or executive thereof, to agree to or make any addition or modification to the Scheme which they, or the High Courts or any authorities under law, deem fit, and the ability of the Board of Directors of the Transferor Company or the Transferee Company respectively, directly or through a duly authorised committee or their delegates, to provide

their approval, wherever such approval is required under the Scheme.

(vii) The Scheme is conditional upon and subject to:

(a) The Scheme being agreed to by the requisite majority of the respective classes of members and/or creditors of each of the Transferor Company and of the Transferee Company as required under the Act and the requisite orders of the High Courts being obtained;

(b) Such other consents, sanctions and approvals as may be required by law in respect of the Scheme being obtained; and

(c) The certified copies of the Orders of the High Courts sanctioning this Scheme being filed with the Registrar of Companies, Gujarat and the Registrar of Companies, Maharashtra, Mumbai.

You are requested to read the entire text of the Scheme to get fully acquainted with the provisions thereof. The aforesaid are only the salient features thereof.

15. In terms of the Equity Investment Agreement entered into among the Transferor Company, Transferee Company and Chevron India Holdings Pte. Ltd., (Chevron) the parties have agreed that Chevron shall sell and the Transferee Company shall buy the shares held by Chevron in the Transferor Company and upon completion of such purchase, the same shall be cancelled as provided in the Scheme.

16. There is no likelihood that any creditor of the Applicant Company would lose or be prejudiced as a result of the Scheme being passed. The latest audited accounts of the Transferor Company and the Applicant Company indicate that they both are in a solvent position and the amalgamated company, i.e. the Applicant Company, would emerge stronger and thus would be able to meet the liabilities as they arise in the ordinary course of business.

17. The rights and interests of the members and the creditors of the Applicant Company will not be prejudicially affected by the Scheme.

18. The Applicant Company has received no objection letters from Bombay Stock Exchange Limited dated March 2, 2009 and National Stock Exchange of India Limited dated March 3, 2009 for filing the Scheme with the High Court of Judicature at Bombay.

19. No investigation proceedings have been instituted or are pending in relation to the Applicant Company under Sections 235 to 250A of the Act.

20. On the Scheme being approved as per the requirements of Sections 391 to 394 of the Act, the Applicant Company and the Transferor Company will seek the sanction of the High Court of Judicature at Bombay and the High Court of Gujarat at Ahmedabad respectively to the Scheme. The Transferor Company shall also make application for dissolution of the Transferor Company without winding up under the provisions of law, and obtain all approvals as may be required under law and pursuant thereto. Upon the coming into effect of the Scheme, the Transferor Company shall stand dissolved, without winding up and the Board of Directors or any committee thereof, of the Transferor Company shall automatically and without any further act, instrument or deed, be and stand dissolved .

21. The directors of the Applicant Company and the Transferor Company may be deemed to be concerned and/or interested in the Scheme only to the extent of their shareholding in the respective companies, or to the extent the said directors are common directors in the companies, or to the extent the said directors are the partners, directors, members of the companies, firms, association of persons, bodies corporate and/or beneficiary of trust that hold shares in any of the companies or to the extent they may be allotted shares in the Applicant Company as a result of the Scheme.

Shri Mukesh D. Ambani, Chairman and Managing Director of the Transferee Company is a promoter of the Transferee Company, which in turn, is a promoter of the Transferor Company. Shri Mukesh D. Ambani is also non-executive Chairman of the Transferor Company. To the aforesaid extent, he may be deemed to be concerned or interested in the Scheme.

22. The details of the present Directors of the Applicant Company, and their shareholding in the Applicant Company and the Transferor Company either singly or jointly as on December 31, 2008 are as follows:

Name of Director	Position	Equity Shares held in	
		RIL	RPL
Mukesh D. Ambani	Chairman and Managing Director	1,807,923	Nil
Nikhil R. Meswani	Executive Director	121,174	288,216
Hital R. Meswani	Executive Director	87,930	288,216
H. S. Kohli	Executive Director	1,155	14,411
R. H. Ambani	Director	84,397	18,411
M. L. Bhakta	Director	157,000	Nil
Y. P. Trivedi	Director	12,500	23,897
D. V. Kapur	Director	6,772	Nil
M. P. Modi	Director	562	14,411
S. Venkitaramanan	Director	Nil	14,411
Ashok Misra	Director	220	14,411
Dipak C. Jain	Director	Nil	Nil
R. A. Mashelkar	Director	Nil	Nil

23. The details of the present Directors of the Transferor Company, and their shareholding in the Applicant Company and the Transferor Company either singly or jointly as on December 31, 2008 are as follows:

Name of Director	Position	Equity Shares held in	
		RIL	RPL
Mukesh D. Ambani	Chairman	1,807,923	Nil
Hital R. Meswani	Director	87,930	288,216
P. M. S. Prasad	Director	17,433	14,411
Y. P. Trivedi	Director	12,500	23,897
M. P. Modi	Director	562	14,411
Atul S. Dayal	Director	1,400	14,411
Bobby Parikh	Director	1,673	36,662
Michael Warwick	Director	Nil	Nil
Joffrey R. Pryor	Director	Nil	Nil
John R. Digby	Director	Nil	Nil
Pawan Kumar Kapil	Director	Nil	7,411

24.(a) The pre and post amalgamation capital structure of the Applicant Company is and will be as follows:

	Pre Amalgamation	Post Amalgamation
Authorised Share Capital	Rs. Crore	Rs. Crore
Equity Shares	2,500	5,000
Preference Shares	500	1,000
Issued, Subscribed and Paid Up Capital		
Equity Shares	1573.80	1643.05

Note : Please refer Notes to Clause 2.2 in the Scheme

(b) The pre amalgamation shareholding pattern of the Transferor Company as on February 27, 2009 is as follows:

Category	Percentage
Promoter and Promoter Group	75.38
Mutual Funds	0.57
Financial Institutions / Banks	1.59
Insurance Companies	2.42
Foreign Institutional Investors	1.17
Bodies Corporate	4.90
Individuals	13.45
NRIs / OCBs	0.52
Total	100.00

(c) The Pre and Post amalgamation shareholding pattern of the Applicant Company is and will be as follows:

Category	Pre Amalgamation (as on February 27, 2009)	Post Amalgamation (Expected)
	Percentage	Percentage
Promoter and Promoter Group	49.03	47.25
Mutual Funds	2.73	2.71
Financial Institutions / Banks	0.12	0.39
Central Government / State Government	0.21	0.21
Insurance Companies	6.27	6.42
Foreign Institutional Investors	15.54	15.08
Bodies Corporate	4.66	5.02
Individuals	11.02	12.86
Subsidiary Companies	5.98[1]	5.73[1]
NRIs / OCBs	0.74	0.78
Clearing members	0.10	0.10
Shares held against GDRs	3.60	3.45
Total	**100.00**	**100.00**

[1] Shares on which no voting rights are exercisable.

25. An equity shareholder/creditor entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote instead of him, and such proxy need not be a member / creditor of the Applicant Company. The instrument appointing the proxy should however be deposited at the registered office of the Applicant Company not later than 48 (forty eight) hours prior to the commencement of the meeting.

26. Corporate members/creditors intending to send their authorised representatives to attend the meeting are requested to lodge a certified true copy of the resolution of the Board of Directors or other governing body of the body corporate not later than 48 (forty eight) hours before commencement of the meeting, authorising such person to attend and vote on its behalf at the meeting.

27. The following documents will be open for inspection by the equity shareholders, secured creditors (including debentureholders) and unsecured creditors of the Applicant Company up to one day prior to the date of the Meeting at its registered office between 11:00 a.m. and 1:00 p.m. on all working days, except Saturdays:

(a) Certified copy of the Order of the Hon'ble High Court of Judicature at Bombay in the Company Application No. 288 of 2009 directing convening of the meetings;

(b) Copy of the Company Application No. 288 of 2009 and the affidavit in support thereof;

(c) Memorandum and Articles of Association of the Applicant Company and the Transferor Company;

(d) Annual Reports of the Applicant Company and the Transferor Company for the financial year ended March 31, 2008;

(e) Unaudited financial results of the Applicant Company for the quarter/nine months ended December 31, 2008 and the Disclosures in accordance with Clauses 41 and 43 of the Listing Agreement for the quarter ended December 31, 2008 made by the Transferor Company;

(f) Copies of the no objection letters dated March 2, 2009, and March 3, 2009 received respectively from Bombay Stock Exchange Limited and National Stock Exchange of India Limited;

(g) Copy of the joint valuation report dated March 2, 2009 issued by M/s Ernst & Young Private Limited and M/s Morgan Stanley India Company Private Limited;

(h) Copy of the fairness opinion dated March 2, 2009 issued by M/s DSP Merrill Lynch Ltd. on the valuation of shares done by the valuers;

(i) Equity Investment Agreement dated April 12, 2006 entered into among Chevron India Holdings Pte. Ltd., Transferee Company and Transferor Company;

(j) Scheme of Amalgamation.

This statement may be treated as the statement under Section 173 and also Section 393 of the Act. A copy of the Scheme and this statement may also be obtained by equity shareholders, secured creditors (including debentureholders) and unsecured creditors of the Applicant Company from the registered office of the Applicant Company during ordinary business hours on all working days, except Saturdays.

Justice B. N. Srikrishna (Retd.)
Chairman appointed for the meeting

Dated this 6th day of March, 2009.

Registered Office:
3rd Floor, Maker Chambers IV,
222, Nariman Point,
Mumbai - 400 021. Maharashtra.

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SCHEME OF AMALGAMATION UNDER SECTIONS 391 TO 394 OF THE COMPANIES ACT, 1956

OF

Reliance Petroleum Limited (the "Transferor Company")

WITH

Reliance Industries Limited (the "Transferee Company")

GENERAL

A. Description of Companies

I. Reliance Petroleum Limited ("**RPL**" or the "**Transferor Company**") is a company incorporated under the Companies Act, 1956 having its Registered Office at Motikhavdi, P.O. Digvijaygram, District – Jamnagar, Gujarat – 361140, India. RPL was formed with the objective of harnessing the emerging opportunities in the global energy sector by setting up a 5,80,000 barrels of crude oil per stream day greenfield petroleum refinery and a 0.9 million tonnes per annum polypropelene plant in a Special Economic Zone in Jamnagar, Gujarat and has commenced refining of crude.

II. Reliance Industries Limited ("**RIL**" or the "**Transferee Company**"), is a company incorporated under the Companies Act, 1956 having its Registered Office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai - 400 021. The Transferee Company is one of India's largest private sector industrial enterprises in terms of net turnover, total assets, net worth and net profit and is a Fortune 500 company. RIL ranks amongst the world's top 10 producers for almost all its products and also operates a 6,60,000 barrels of crude oil per stream day refinery in Jamnagar, Gujarat which is one of the largest complex refineries globally.

III. The Transferor Company is a subsidiary of the Transferee Company.

IV. This Scheme of Amalgamation provides for the amalgamation of the Transferor Company with the Transferee Company pursuant to Sections 391 to 394 and other relevant provisions of the Act.

B. Rationale for the Scheme

The amalgamation of the Transferor Company with the Transferee Company would *inter alia* have the following benefits:

(a) Greater integration and greater financial strength and flexibility for the amalgamated entity, which would result in maximising overall shareholder value, and will improve the competitive position of the combined entity.

(b) Greater efficiency in cash management of the amalgamated entity, and unfettered access to cashflow generated by the combined business which can be deployed more efficiently to fund organic and inorganic growth opportunities, to maximize shareholder value.

(c) Improved organizational capability and leadership, arising from the pooling of human capital who have the diverse skills, talent and vast experience to compete successfully in an increasingly competitive industry.

(d) Benefit of operational synergies to the combined entity in areas such as crude sourcing, product placement, freight optimization and logistics, which can be put to the best advantage of the stakeholders.

(e) Greater leverage in operations planning and process optimization and enhanced flexibility in product slate.

(f) Cost savings are expected to flow from more focused operational efforts, rationalization, standardisation and simplification of business processes, productivity improvements, improved procurement, and the elimination of duplication, and rationalization of administrative expenses.

(g) Strengthened leadership in the industry, in terms of the asset base, revenues, product range, production volumes and market share of the combined entity. The amalgamated entity will have the ability to leverage on its large asset base, diverse range of products and services, and vast pool of intellectual capital, to enhance shareholder value.

In view of the aforesaid, the Board of Directors of RPL as well as the Board of Directors of RIL have considered and proposed the amalgamation of the entire undertaking and business of RPL with RIL in order to benefit the stakeholders of both companies. Accordingly, the Board of Directors of both the companies have formulated this Scheme of Amalgamation for the transfer and vesting of the entire undertaking and business of RPL with and into RIL pursuant to the provisions of Section 391 to Section 394 and other relevant provisions of the Act.

C. Parts of the Scheme:

This Scheme of Amalgamation is divided into the following parts:

(i) **Part I** deals with definitions of the terms used in this Scheme of Amalgamation and sets out the share capital of the Transferor Company and the Transferee Company;

(ii) **Part II** deals with the transfer and vesting of the Undertaking (as hereinafter defined) of the Transferor Company to and in the Transferee Company;

(iii) **Part III** deals with the issue of new equity shares by the Transferee Company to the equity shareholders of the Transferor Company;

(iv) **Part IV** deals with the accounting treatment for the amalgamation in the books of the Transferee Company and dividends;

(v) **Part V** deals with the dissolution of the Transferor Company and the general terms and conditions applicable to this Scheme of Amalgamation and other matters consequential and integrally connected thereto.

D. The amalgamation of the Transferor Company with the Transferee Company, pursuant to and in accordance with this Scheme, shall take place with effect from the Appointed Date and shall be in accordance with Section 2(1B) of the Income Tax Act, 1961.

PART I

DEFINITIONS AND SHARE CAPITAL

1. DEFINITIONS

In this Scheme, unless repugnant to the meaning or context thereof, the following expressions shall have the following meaning:

1.1 "**Act**" means the Companies Act, 1956 and includes any statutory re-enactment or amendment(s) thereto, from time to time;

1.2 "**Appointed Date**" means 1 April, 2008;

1.3 "**Board of Directors**" or "**Board**" means the board of directors of the Transferor Company or the Transferee Company, as the case may be, and shall include a duly constituted committee thereof;

1.4 "**Effective Date**" means the last of the dates on which the conditions referred to in Clause 18.1 of this Scheme have been fulfilled and the Orders of the High Courts sanctioning the Scheme are filed with the respective Registrar of Companies by the Transferor Company and by the Transferee Company. Any references in this Scheme to the date of "**coming into effect of this Scheme**" or "**effectiveness of this Scheme**" or "**Scheme taking effect**" shall mean the Effective Date;

1.5 "**Governmental Authority**" means any applicable Central, State or local Government, legislative body, regulatory or administrative authority, agency or commission or any court, tribunal, board, bureau or instrumentality thereof or arbitration or arbitral body having jurisdiction;

1.6 "**High Court**" means the High Court of Gujarat at Ahmedabad having jurisdiction in relation to the Transferor Company and the High Court of Judicature at Bombay having jurisdiction in relation to the Transferee Company, as the context may admit and shall, if applicable, include the National Company Law Tribunal, and "**High Courts**" shall mean both of them, as the context may require;

1.7 "**Record Date**" means the date to be fixed by the Board of Directors of the Transferee Company for determining names of the equity shareholders of the Transferor Company, who shall be entitled to shares of the Transferee Company upon coming into effect of this Scheme as specified under Clause 10.2 of this Scheme;

1.8 "**Scheme**" or "**Scheme of Amalgamation**" means this Scheme of Amalgamation as submitted to the High Courts together with any modification(s) approved or directed by the High Courts;

1.9 "**Transferee Company**" or "**RIL**" means Reliance Industries Limited, a public limited company incorporated under the Act, and having its registered office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai - 400 021, India;

1.10 "**Transferor Company**" or "**RPL**" means Reliance Petroleum Limited, a public limited company incorporated under the Act, and having its registered office at Motikhavdi, P.O. Digvijaygram, District – Jamnagar, Gujarat – 361140, India;

1.11 "**Undertaking**" means the whole of the undertaking and entire business of the Transferor Company as a going concern, including (without limitation):

(a) All the assets and properties (whether movable or immovable, tangible or intangible, real or personal, corporeal or incorporeal, present, future or contingent) of the Transferor Company, including, without being limited to, plant and machinery, equipment, buildings and structures, offices, residential and other premises, capital work in progress, sundry debtors, furniture, fixtures, office equipment, appliances, accessories, power lines, depots, deposits, all stocks, stocks of fuel, assets, investments of all kinds (including shares, scrips, stocks, bonds, debenture stocks, units or pass through certificates), cash balances or deposits with banks, loans, advances, contingent rights or benefits, book debts, receivables, actionable claims, earnest moneys, advances or deposits paid by the Transferor Company, financial assets, leases (including lease rights), hire purchase contracts and assets, lending contracts, rights and benefits under any agreement, benefit of any security arrangements or under any guarantees, reversions, powers, municipal permissions, tenancies in relation to the office and/or residential properties for the employees or other persons, guest houses, godowns, warehouses, licenses, fixed and other assets, trade and service names and marks, patents, copyrights, and other intellectual property rights of any nature whatsoever, rights to use and avail of telephones, telexes, facsimile, email, internet, leased line connections and installations, utilities, electricity and other services, reserves, provisions, funds, benefits of assets or properties or other interest held in trust, registrations, contracts, engagements, arrangements of all kind, privileges and all other rights including sales tax deferrals, title, interests, other benefits (including tax benefits), easements, privileges, liberties and advantages of whatsoever nature and wheresoever situate belonging to or in the ownership, power or possession and in the control of or vested in or granted in favour of or enjoyed by the Transferor Company or in connection with or relating to the Transferor Company and all other interests of whatsoever nature belonging to or in the ownership, power, possession or the control of or vested in or granted in favour of or held for the benefit of or enjoyed by the Transferor Company, whether in India or abroad;

(b) All liabilities including, without being limited to, secured and unsecured debts (whether in Indian rupees or foreign currency), sundry creditors, liabilities (including contingent liabilities), duties and obligations of the Transferor Company of every kind, nature and description whatsoever and howsoever arising, raised or incurred or utilised;

(c) All agreements, rights, contracts, entitlements, permits, licences, approvals, authorizations, concessions, consents, quota rights, fuel linkages, engagements, arrangements, authorities, allotments, security arrangements (to the extent provided herein), benefits of any guarantees, reversions, powers and all other approvals of every kind, nature and description whatsoever relating to the Transferor Company's business activities and operations;

(d) All intellectual property rights, records, files, papers, computer programmes, manuals, data, catalogues, sales material, lists of customers and suppliers, other customer information and all other records and documents relating to the Transferor Company's business activities and operations;

(e) All permanent employees engaged by the Transferor Company as on the Effective Date.

All capitalized terms not defined but used in this Scheme shall, unless repugnant or contrary to the context or meaning thereof, have the same meaning ascribed to them under the Act, the Securities Contracts (Regulation) Act, 1956, the Depositories Act, 1996 and other applicable laws, rules, regulations and byelaws, as the case may be, or any statutory amendment(s) or re-enactment thereof, for the time being in force.

2. SHARE CAPITAL

2.1 *Transferor Company:*

The authorised, issued, subscribed and paid-up share capital of the Transferor Company as on 31 December, 2008 was as under:

	Rs.
Authorised Share Capital:	
(i) 1000,00,00,000 Equity Shares of Rs.10/- each	10000,00,00,000
(ii) 500,00,00,000 Preference Shares of Rs.10/- each	5000,00,00,000
Issued, Subscribed and Paid up Share Capital:	
450,00,00,000 Equity Shares of Rs. 10/- each fully paid up	4500,00,00,000
Less : calls in arrears	95,250
Total	4499,99,04,750

2.2 *Transferee Company:*

The authorised, issued, subscribed and paid-up share capital of the Transferee Company as on 31 December, 2008 was as under:

	Rs.
Authorised Share Capital:	
250,00,00,000 Equity Shares of Rs. 10/- each	2500,00,00,000
50,00,00,000 Preference Shares of Rs. 10/- each	500,00,00,000
Issued, Subscribed and Paid up Share Capital:	
157,37,97,633 Equity Shares of Rs. 10/- each fully paid up	157,379,76,330
Less : calls in arrears	25,59,419
Total	1573,54,16,911

Note:

The Transferee Company has reserved issuance of 6,96,75,402 equity shares of face value of Rs. 10/- each for offering to eligible employees of the Transferee Company and its subsidiaries under its Employee Stock Option Scheme (ESOS).

3. DATE WHEN THE SCHEME COMES INTO OPERATION

The Scheme shall come into operation from the Appointed Date, but the same shall become effective on and from the Effective Date.

PART II

TRANSFER AND VESTING OF UNDERTAKING

4. TRANSFER OF UNDERTAKING

4.1 *Generally:*

Upon the coming into effect of this Scheme and with effect from the Appointed Date, the Undertaking of the Transferor Company shall, pursuant to the sanction of this Scheme by the High Courts and pursuant to the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, be and stand transferred to and vested in or be deemed to have been transferred to and vested in the Transferee Company, as a going concern without any further act, instrument, deed, matter or thing to be made, done or executed so as to become, as and from the Appointed Date, the undertaking of the Transferee Company by virtue of and in the manner provided in this Scheme.

4.2 *Transfer of Assets:*

4.2.1 Without prejudice to the generality of Clause 4.1 above, upon the coming into effect of this Scheme and with effect from the Appointed Date:

(a) All the assets and properties comprised in the Undertaking of whatsoever nature and wheresoever situate, shall, under the provisions of Sections 391 to 394 and all other applicable provisions, if any, of the Act, without any further act or deed, be and stand transferred to and vested in the Transferee Company or be deemed to be transferred to and vested in the Transferee Company as a going concern so as to become, as and from the Appointed Date, the assets and properties of the Transferee Company.

(b) Without prejudice to the provisions of Clause 4.2.1 (a) above, in respect of such of the assets and properties of the Transferor Company as are movable in nature or incorporeal property or are otherwise capable of transfer by manual delivery or by endorsement and/or delivery, the same shall be so transferred by the Transferor Company and shall, upon such transfer, become the assets and properties of the Transferee Company as an integral part of the Undertaking, without requiring any separate deed or instrument or conveyance for the same.

(c) In respect of movables other than those dealt with in Clause 4.2.1 (b) above including sundry debts, receivables, bills, credits, loans and advances, if any, whether recoverable in cash or in kind or for value to be received, bank balances, investments, earnest money and deposits with any Government, quasi government, local or other authority or body or with any company or other person, the same shall on and from the Appointed Date stand transferred to and vested in the Transferee Company without any notice or other intimation to the debtors (although the Transferee Company may without being obliged and if it so deems appropriate at its sole discretion, give notice in such form as it may deem fit and proper, to each person, debtor, or depositee, as the case may be, that the said debt, loan, advance, balance or deposit stands transferred and vested in the Transferee Company).

(d) All the licenses, permits, quotas, approvals, permissions, registrations, incentives, tax deferrals and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges enjoyed or conferred upon or held or availed of by the Transferor Company and all rights and benefits that have accrued or which may accrue to the Transferor Company, whether before or after the Appointed Date, shall, under the provisions of Sections 391 to 394 of the Act and all other applicable provisions, if any, without any further act, instrument or deed, cost or charge be and stand transferred to and vest in or be deemed to be transferred to and vested in and be available to the Transferee Company so as to become as and from the Appointed Date licenses, permits, quotas, approvals, permissions, registrations, incentives, tax deferrals and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges of the Transferee Company and shall remain valid, effective and enforceable on the same terms and conditions.

4.2.2 All assets and properties of the Transferor Company as on the Appointed Date, whether or not included in the books of the Transferor Company, and all assets and properties which

are acquired by the Transferor Company on or after the Appointed Date but prior to the Effective Date, shall be deemed to be and shall become the assets and properties of the Transferee Company, and shall under the provisions of Sections 391 to 394 and all other applicable provisions, if any, of the Act, without any further act, instrument or deed, be and stand transferred to and vested in and be deemed to have been transferred to and vested in the Transferee Company upon the coming into effect of this Scheme pursuant to the provisions of Sections 391 to 394 of the Act, provided however that no onerous asset shall have been acquired by the Transferor Company after the date of filing of the Scheme without the prior written consent of the Board of Directors of the Transferee Company.

4.3 *Transfer of Liabilities:*

4.3.1 Upon the coming into effect of this Scheme and with effect from the Appointed Date all liabilities relating to and comprised in the Undertaking including all secured and unsecured debts (whether in Indian rupees or foreign currency), sundry creditors, liabilities (including contingent liabilities), duties and obligations and undertakings of the Transferor Company of every kind, nature and description whatsoever and howsoever arising, raised or incurred or utilised for its business activities and operations (herein referred to as the "**Liabilities**"), shall, pursuant to the sanction of this Scheme by the High Courts and under the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, without any further act, instrument, deed, matter or thing, be transferred to and vested in or be deemed to have been transferred to and vested in the Transferee Company, along with, save and except as provided in Clause 4.4.7 hereunder, any charge, encumbrance, lien or security thereon, and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date so as to become as and from the Appointed Date the liabilities of the Transferee Company on the same terms and conditions as were applicable to the Transferor Company, and the Transferee Company shall meet, discharge and satisfy the same and further it shall not be necessary to obtain the consent of any third party or other person who is a party to any contract or arrangement by virtue of which such Liabilities have arisen in order to give effect to the provisions of this Clause.

4.3.2 All debts, liabilities, duties and obligations of the Transferor Company as on the Appointed Date, whether or not provided in the books of the Transferor Company, and all debts and loans raised, and duties, liabilities and obligations incurred or which arise or accrue to the Transferor Company on or after the Appointed Date till the Effective Date, shall be deemed to be and shall become the debts, loans raised, duties, liabilities and obligations incurred by the Transferee Company by virtue of this Scheme.

4.3.3 Where any such debts, loans raised, liabilities, duties and obligations of the Transferor Company as on the Appointed Date have been discharged or satisfied by the Transferor Company after the Appointed Date and prior to the Effective Date, such discharge or satisfaction shall be deemed to be for and on account of the Transferee Company.

4.3.4 All loans raised and utilised and all liabilities, duties and obligations incurred or undertaken by the Transferor Company in the ordinary course of its business after the Appointed Date and prior to the Effective Date shall be deemed to have been raised, used, incurred or undertaken for and on behalf of the Transferee Company and to the extent they are outstanding on the Effective Date, shall, upon the coming into effect of this Scheme and under the provisions of Sections 391 to 394 of the Act, without any further act, instrument or deed be and stand transferred to and vested in or be deemed to have been transferred to and vested in the Transferee Company and shall become the loans and liabilities, duties and obligations of the Transferee Company which shall meet, discharge and satisfy the same.

4.3.5 Loans, advances and other obligations (including any guarantees, letters of credit, letters of comfort or any other instrument or arrangement which may give rise to a contingent liability in whatever form), if any, due or which may at any time in future become due between the Transferor Company and the Transferee Company shall, ipso facto, stand discharged and come to an end and there shall be no liability in that behalf on any party and appropriate effect shall be given in the books of accounts and records of the Transferee Company. It is hereby clarified that there will be no accrual of interest or other charges in respect of any inter-company loans, advances and other obligations with effect from the Appointed Date.

4.4 *Encumbrances*

4.4.1 The transfer and vesting of the assets comprised in the Undertaking to and in the Transferee Company under Clauses 4.1 and 4.2 of this Scheme shall be subject to the mortgages and charges, if any, affecting the same, as and to the extent hereinafter provided.

4.4.2 Save and except as provided in Clause 4.4.7 below, all the existing securities, mortgages, charges, encumbrances or liens (the "**Encumbrances**"), if any, as on the Appointed Date and created by the Transferor Company after the Appointed Date, over the assets comprised in the Undertaking or any part thereof transferred to the Transferee Company by virtue of this Scheme and in so far as such Encumbrances secure or relate to Liabilities of the Transferor Company, the same shall, after the Effective Date, continue to relate and attach to such assets or any part thereof to which they are related or attached prior to the Effective Date and as are transferred to the Transferee Company, and such Encumbrances shall not relate or attach to any of the other assets of the Transferee Company, provided however that no Encumbrances shall have been created by the Transferor Company over its assets after the date of filing of the Scheme without the prior written consent of the Board of Directors of the Transferee Company.

4.4.3 The existing Encumbrances over the assets and properties of the Transferee Company or any part thereof which relate to the liabilities and obligations of the Transferee Company prior to the Effective Date shall continue to relate only to such assets and properties and shall not extend or attach to any of the assets and properties of the Transferor Company transferred to and vested in the Transferee Company by virtue of this Scheme.

4.4.4 Save and except as provided in Clause 4.4.7 below, any reference in any security documents or arrangements (to which the Transferor Company is a party) to the Transferor Company and its assets and properties, shall be construed as a reference to the Transferee Company and the assets and properties of the Transferor Company transferred to the Transferee Company by virtue of this Scheme. Without prejudice to the foregoing provisions, the Transferor Company and the Transferee Company may execute any instruments or documents or do all the acts and deeds as may be considered appropriate, including the filing of necessary particulars and/or modification(s) of charge(s), with the Registrar of Companies to give formal effect to the above provisions, if required.

4.4.5 Upon the coming into effect of this Scheme, the Transferee Company alone shall be liable to perform all obligations in respect of the Liabilities, which have been transferred to it in terms of the Scheme.

4.4.6 It is expressly provided that, save as herein provided and in particular under Clause 4.4.7 hereunder, no other term or condition of the Liabilities transferred to the Transferee Company is modified by virtue of this Scheme except to the extent that such amendment is required statutorily or by necessary implication.

4.4.7 Notwithstanding anything to the contrary contained in this Scheme, any Encumbrances over the assets of the Undertaking which relate to any external borrowings or assistances provided by banks/institutions through their offices located outside India (the "**Foreign Liabilities**") of the Transferor Company shall on the Effective Date, to the extent that the same are existing on the Effective Date, stand immediately released and discharged without any further act, document or deed and such Encumbrances shall cease to relate and attach to such assets or any part thereof to which they are related or attached prior to the Effective Date and as are transferred to the Transferee Company, and the Foreign Liabilities shall, as and from the Effective Date, become unsecured liabilities of the Transferee Company ranking *pari passu* with all other unsecured and unsubordinated creditors of the Transferee Company, save in relation to those whose claims are preferred solely by any bankruptcy, insolvency, liquidation, or other laws of general application, and irrespective of the terms governing the aforementioned Foreign Liabilities such discharge will not accelerate or trigger any obligation of the Transferor Company or the Transferee Company in relation to such aforementioned Foreign Liabilities. Without prejudice to the foregoing provisions, the Transferor Company and the Transferee Company may execute any instruments or documents or do all the acts and deeds as may be considered appropriate, including the filing of necessary particulars and/or satisfaction(s) of charge(s), with the Registrar of Companies to give formal effect to the above provisions, if required.

4.4.8 The provisions of this Clause 4.4 shall operate in accordance with the terms of the Scheme, notwithstanding anything to the contrary contained in any instrument, deed or writing or the terms of sanction or issue or any security document; all of which instruments, deeds or writings shall be deemed to stand modified and/or superseded by the foregoing provisions.

4.5 *Inter - se Transactions*:

Without prejudice to the provisions of Clauses 4.1 to 4.4, with effect from the Appointed Date, all inter-party transactions between the Transferor Company and the Transferee Company shall be considered as intra-party transactions for all purposes from the Appointed Date.

5. CONTRACTS, DEEDS, ETC.

5.1 Upon the coming into effect of this Scheme and subject to the provisions of this Scheme, all contracts, deeds, bonds, agreements, schemes, arrangements, assurances and other instruments of whatsoever nature to which the Transferor Company is a party or to the benefit of which the Transferor Company may be eligible, and which are subsisting or have effect immediately before the Effective Date, shall continue in full force and effect by, for or against or in favour of, as the case may be, the Transferee Company and may be enforced as fully and effectually as if, instead of the Transferor Company, the Transferee Company had been a party or beneficiary or obligee or obligor thereto or thereunder.

5.2 Without prejudice to the other provisions of this Scheme and notwithstanding the fact that vesting of the Undertaking occurs by virtue of this Scheme itself; the Transferee Company may, at any time after the coming into effect of this Scheme in accordance with the provisions hereof, if so required under any law or otherwise, take such actions and execute such deeds (including deeds of adherence), confirmations or other writings or arrangements with any party to any contract or arrangement to which the Transferor Company is a party or any writings as may be necessary in order to give formal effect to the provisions of this Scheme. The Transferee Company shall, under the provisions of this Scheme, be deemed to be authorised to execute any such writings on behalf of the Transferor Company and to carry out or perform all such formalities or compliances referred to above on the part of the Transferor Company to be carried out or performed.

5.3 For the avoidance of doubt and without prejudice to the generality of the foregoing, it is clarified that upon the coming into effect of this Scheme, all consents, permissions, licences, certificates, clearances, authorities, powers of attorney given by, issued to or executed in favour of the Transferor Company shall without any further act or deed, stand transferred to the Transferee Company, as if the same were originally given by, issued to or executed in favour of the Transferee Company, and the Transferee Company shall be bound by the terms thereof, the obligations and duties thereunder, and the rights and benefits under the same shall be available to the Transferee Company. The Transferee Company shall receive relevant approvals from the concerned Governmental Authorities as may be necessary in this behalf.

6. LEGAL PROCEEDINGS

On and from the Appointed Date, all suits, actions, claims and legal proceedings by or against the Transferor Company pending and/or arising on or before the Effective Date shall be continued and / or enforced as desired by the Transferee Company and on and from the Effective Date, shall be continued and / or enforced by or against the Transferee Company as effectually and in the same manner and to the same extent as if the same had been originally instituted and/or pending and/or arising by or against the Transferee Company.

7. CONDUCT OF BUSINESS

7.1 With effect from the Appointed Date and up to and including the Effective Date:

(a) The Transferor Company shall carry on and shall be deemed to have carried on all its business and activities as hitherto and shall hold and stand possessed of and shall be deemed to have held and stood possessed of the Undertaking on account of, and for the benefit of and in trust for, the Transferee Company.

(b) All the profits or income accruing or arising to the Transferor Company, and all expenditure or losses arising or incurred (including all taxes, if any, paid or accruing in respect of any profits and income) by the Transferor Company shall, for all purposes, be treated and be deemed to be and accrue as the profits or income or as the case may be, expenditure or losses (including taxes) of the Transferee Company.

(c) All taxes (including income tax, sales tax, excise duty, customs duty, service tax, VAT, etc.) paid or payable by the Transferor Company in respect of the operations and/or the profits of the business before the Appointed

Date, shall be on account of the Transferor Company and, insofar as it relates to the tax payment (including, without limitation, sales tax, excise duty, custom duty, income tax, service tax, VAT, etc.), whether by way of deduction at source, advance tax or otherwise howsoever, by the Transferor Company in respect of the profits or activities or operation of its business after the Appointed Date, the same shall be deemed to be the corresponding item paid by the Transferee Company and shall, in all proceedings, be dealt with accordingly.

(d) Any of the rights, powers, authorities and privileges attached or related or pertaining to and exercised by or available to the Transferor Company shall be deemed to have been exercised by the Transferor Company for and on behalf of and as agent for the Transferee Company. Similarly, any of the obligations, duties and commitments attached, related or pertaining to the Undertaking that have been undertaken or discharged by the Transferor Company shall be deemed to have been undertaken or discharged for and on behalf of and as agent for the Transferee Company.

7.2 With effect from the first of the dates of filing of this Scheme with the High Courts and up to and including the Effective Date:

(a) The Transferor Company shall preserve and carry on its business and activities with reasonable diligence and business prudence and shall not undertake any additional financial commitments of any nature whatsoever, borrow any amounts nor incur any other liabilities or expenditure, issue any additional guarantees, indemnities, letters of comfort or commitments either for itself or on behalf of its group companies or any third party or sell, transfer, alienate, charge, mortgage or encumber or deal with the Undertaking or any part thereof save and except in each case in the following circumstances:

(i) if the same is in its ordinary course of business as carried on by it as on the date of filing this Scheme with the High Courts; or

(ii) if the same is permitted by this Scheme; or

(iii) if written consent of the Board of Directors of the Transferee Company has been obtained.

(b) The Transferor Company shall not take, enter into, perform or undertake, as applicable (i) any material decision in relation to it's business and affairs and operations (ii) any agreement or transaction (other than an agreement or transaction in the ordinary course of the Transferor Company's business); and (iii) such other matters as the Transferee Company may notify from time to time; without the prior written consent of the Board of Directors of the Transferee Company.

(c) Without prejudice to the generality of Clause 7.2 (b) above, the Transferor Company shall not make any change in its capital structure, whether by way of increase (by issue of equity shares on a rights basis, bonus shares) decrease, reduction, reclassification, sub-division or consolidation, re-organisation, or in any other manner which may, in any way, affect the Share Exchange Ratio (as provided in Clause 10.2 below), except under any of the following circumstances:

(i) by mutual consent of the respective Board of Directors of the Transferor Company and of the Transferee Company; or

(ii) as may be permitted under this Scheme.

8. EMPLOYEES

8.1 Upon the coming into effect of this Scheme:

(a) All the permanent employees of the Transferor Company who are in its employment as on the Effective Date shall become the permanent employees of the Transferee Company with effect from the Effective Date without any break or interruption in service and on terms and conditions as to employment and remuneration not less favourable than those on which they are engaged or employed by the Transferor Company. It is clarified that the employees of the Transferor Company who become employees of the Transferee Company by virtue of this Scheme, shall not be entitled to the employment policies and shall not be entitled to avail of any schemes and benefits that may be applicable and available to any of the employees of the Transferee Company (including the benefits of or under any Employee Stock Option Schemes applicable to or covering all or any of the employees of the Transferee Company), unless otherwise determined by the Board of Directors of the Transferee Company. The Transferee Company undertakes to continue to abide by any agreement/ settlement, if any, validly entered into by the Transferor Company with any union/employee of the Transferor Company recognized by the Transferor Company. After the Effective Date, the Transferee Company shall be entitled to vary the terms and conditons as to employment and remuneration of the employees of the Transferor Company on the same basis as it may do for the employees of the Transferee Company.

(b) The existing provident fund, gratuity fund and pension and/or superannuation fund or trusts or retirement funds or benefits created by the Transferor Company or any other special funds created or existing for the benefit of the concerned permanent employees of the Transferor Company (collectively referred to as the "**Funds**") and the investments made out of such Funds shall, at an appropriate stage, be transferred to the Transferee Company to be held for the benefit of the concerned employees. The Funds shall, subject to the necessary approvals and permission and at the discretion of the Transferee Company, either be continued as separate funds of the Transferee Company for the benefit of the employees of the Transferor Company or be transferred to and merged with other similar funds of the Transferee Company. In the event that the Transferee Company does not have its own fund with respect to any such Funds, the Transferee Company may, subject to necessary approvals and permissions, continue to maintain the existing Funds separately and contribute thereto, until such time as the Transferee Company creates its own funds at which time the Funds and the investments and contributions pertaining to the employees of the Transferor Company shall be transferred to such funds of the Transferee Company.

9. SAVING OF CONCLUDED TRANSACTIONS

Subject to the terms of this Scheme, the transfer and vesting of the Undertaking of the Transferor Company under Clause 4 of this Scheme shall not affect any transactions or proceedings already concluded by the Transferor Company on or before the Appointed Date or concluded after the Appointed Date till the Effective Date, to the end and intent that the Transferee Company accepts and adopts all acts,

deeds and things made, done and executed by the Transferor Company as acts, deeds and things made, done and executed by or on behalf of the Transferee Company.

PART III

ISSUE OF EQUITY SHARES BY TRANSFEREE COMPANY

10.1 The provisions of this Part III shall operate notwithstanding anything to the contrary in any other instrument, deed or writing.

10.2 Issue of new equity shares by Transferee Company

10.2.1 Upon the coming into effect of this Scheme and in consideration of the transfer and vesting of the Undertaking of the Transferor Company in the Transferee Company in terms of this Scheme, the Transferee Company shall, subject to the provisions of Clause 10.3 and 10.4, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Transferor Company, whose names are registered in the Register of Members of the Transferor Company on the Record Date (to be fixed by the Board of Directors of the Transferee Company) or his /her/ its legal heirs, executors or administrators or, as the case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully paid up of the Transferee Company, in the ratio of 1 equity share of the face value of Rs. 10/- (Rupees Ten only) each of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 16 equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held on the Record Date by such equity shareholders or their respective legal heirs, executors or administrators or, as the case may be, successors in the Transferor Company.

10.2.2 Where new equity shares of the Transferee Company are to be allotted to heirs, executors or administrators or, as the case may be, to successors of deceased equity shareholders of the Transferor Company, the concerned heirs, executors, administrators or successors shall be obliged to produce evidence of title satisfactory to the Board of Directors of the Transferee Company.

10.2.3 The ratio in which equity shares of the Transferee Company are to be issued and allotted to the shareholders of the Transferor Company is herein referred to as the "**Share Exchange Ratio**". In the event that the Transferee Company restructures its equity share capital by way of share split/ consolidation/issue of bonus shares during the pendency of the Scheme, the Share Exchange Ratio shall be adjusted accordingly to take into account the effect of such corporate actions.

10.3 Notwithstanding the provisions of Clause 10.2 above such portion of the share capital of the Transferor Company held by the Transferee Company shall stand cancelled upon the Scheme becoming effective without any further application, act or deed and there would be no issuance of shares by the Transferee Company in relation to such shares.

10.4 Any share of the Transferor Company that is transferable to the Transferee Company, pursuant to an agreement existing as on date under which the Transferee Company has a right to purchase and the counterparty has an obligation to sell such share, to the extent the same has not been transferred prior to the Effective Date, shall, without any further act, document or deed, upon the Scheme becoming effective, be deemed to have been transferred to the Transferee Company pursuant to this Scheme for the express purpose of cancellation, and shall, in terms of Clause 10.3 above, be so cancelled and there would be no issuance of shares by the Transferee Company in relation to such shares so held. The Transferee Company shall make payment, to the extent not already made, on the Effective Date, to the holder of such equity shares of the amount payable for the transfer in terms of the agreement. To the extent that the shares pursuant to aforesaid agreement have already been transferred prior to effectiveness of the Scheme, they shall be deemed to have been transferred pursuant to this Clause 10.4 for the express purpose of cancellation in terms of Clause 10.3 above.

10.5 Increase in authorised, issued, subscribed and paid-up capital of Transferee Company

(a) Upon the Scheme coming into effect, the authorised share capital of the Transferee Company in terms of its Memorandum of Association and Articles of Association shall automatically stand enhanced without any further act, instrument or deed on the part of the Transferee Company, including payment of stamp duty and fees payable to Registrar of Companies, by an amount of Rs.3000,00,00,000/- (Rupees Three Thousand Crores Only), and the Memorandum of Association and Articles of Association of the Transferee Company (relating to the authorized share capital) shall, without any further act, instrument or deed, be and stand altered, modified and amended, and the consent of the shareholders to the Scheme shall be deemed to be sufficient for the purposes of effecting this amendment, and no further resolution(s) under Section 16, Section 31, Section 94 or any other applicable provisions of the Act, would be required to be separately passed. For this purpose, the filing fees and stamp duty already paid by the Transferor Company on its authorised share capital shall be utilized and applied to the increased share capital of the Transferee Company, and shall be deemed to have been so paid by the Transferee Company on such combined authorised share capital and accordingly, the Transferee Company shall not be required to pay any fees / stamp duty on the authorised share capital so increased.

Accordingly, in terms of this Scheme, the authorised share capital of the Transferee Company shall stand enhanced to an amount of Rs. 6000,00,00,000 (Rupees Six Thousand Crores Only) divided into 500,00,00,000 equity shares of Rs. 10/- each and 100,00,00,000 preference shares of Rs. 10/- each and the capital clause being Clause V of the Memorandum of Association of the Transferee Company shall on the Effective Date stand substituted to read as follows:

"V. The authorized share capital of the Company is Rs. 6000,00,00,000/- (Rupees Six Thousand Crores Only) consisting of 500,00,00,000 (Five Hundred Crores) equity shares of Rs. 10/- (Rupees Ten Only) each and 100,00,00,000 (One Hundred Crores) preference shares of Rs. 10/- (Rupees Ten Only) each, with power to increase or reduce the capital of the Company and to divide the shares in the capital for the time being into several classes and to attach thereto respectively such preferential, deferred, qualified or special rights, privileges or conditions as may be determined by or in accordance with the Articles of Association of the Company and to vary, modify, amalgamate or abrogate any such rights, privileges or conditions in such manner as may be for the time being provided by the Articles of Association of the Company."

Article 5(a) of the Articles of Association of the Transferee Company shall, on the Effective Date, also stand substituted to read as follows:

"5(a) The authorized share capital of the Company is Rs. 6000,00,00,000/- (Rupees Six Thousand Crores Only) consisting of 500,00,00,000 (Five Hundred Crores) equity shares of Rs. 10/- (Rupees Ten Only) each and 100,00,00,000 (One Hundred Crores) preference shares of Rs. 10/- (Rupees Ten Only) each, with power to increase or reduce the capital of the Company and to divide the shares in the capital for the time being into several classes and to attach thereto respectively such preferential, deferred, qualified or special rights, privileges or conditions as may be determined by or in accordance with the Articles of Association of the Company and to vary, modify, amalgamate or abrogate any such rights, privileges or conditions in such manner as may be for the time being provided by the Articles of Association of the Company."

Upon the Scheme becoming effective, the issued, subscribed and paid-up capital of the Transferee Company shall stand suitably increased consequent upon the issuance of new equity shares in accordance with Clause 10.2 above.

(b) It is clarified that no Special Resolution under Section 81(1A) of the Act shall be required to be passed by the Transferee Company separately in a general meeting for issue of shares to the shareholders of the Transferor Company under this Scheme and on the members of the Transferee Company approving this Scheme, it shall be deemed that they have given their consent to the issue of equity shares of the Transferee Company to the shareholders of the Transferor Company in the Share Exchange Ratio.

10.6 General provisions:

(a) **Issue of shares in dematerialized/physical form:**

(i) In so far as the issue of new equity shares by the Transferee Company pursuant to Clause 10.2 above is concerned, each of the shareholders of the Transferor Company holding shares in physical form shall have the option, exercisable by notice in writing by them to the Transferee Company on or before the Record Date, to receive, the new equity shares of the Transferee Company either in certificate form or in dematerialised form, in lieu of their shares in the Transferor Company in accordance with the terms hereof. In the event that such notice has not been received by the Transferee Company in respect of any of the members of the Transferor Company, the shares of the Transferee Company shall be issued to such members in physical form. Those of the members of the Transferor Company who exercise the option to receive the shares in dematerialised form shall be required to have an account with a depository participant and shall provide full details thereof and such other confirmations as may be required in the notice provided by such shareholder to the Transferee Company. It is only thereupon that the Transferee Company shall issue and directly credit the demat/dematerialised securities account of such member with the new equity shares of the Transferee Company. The physical share certificates representing the equity shares of the Transferor Company shall stand automatically and irrevocably cancelled on the issue of new equity by the Transferee Company in terms of Clause 10.2 above.

(ii) Each of the members of the Transferor Company holding shares of the Transferor Company in dematerialised form shall have the option, exercisable by notice in writing by them to the Transferee Company on or before the Record Date, to receive, the new equity shares of the Transferee Company either in certificate form or in dematerialised form, in lieu of their shares in the Transferor Company in accordance with the terms hereof. In the event that such notice has not been received by the Transferee Company in respect of any of the members of the Transferor Company, the shares of the Transferee Company shall be issued to such members in dematerialised form as per the records maintained by the National Securities Depository Limited and/or Central Depository Services (India) Limited on the Record Date in terms of Clause 10.2 above.

(b) **Pending share transfers, etc.:**

(i) In the event of there being any pending share transfers, whether lodged or outstanding, of any shareholder of the Transferor Company, the Board of Directors of the Transferee Company shall be empowered in appropriate cases, prior to or even subsequent to the Record Date, to effectuate such a transfer as if such changes in the registered holder were operative as on the Record Date, in order to remove any difficulties arising to the transferor or transferee of equity shares in the Transferor Company, after the effectiveness of this Scheme;

(ii) The new equity shares to be issued by the Transferee Company pursuant to this Scheme in respect of any equity shares of the Transferor Company which are held in abeyance under the provisions of Section 206A of the Act or otherwise shall pending allotment or settlement of dispute by order of Court or otherwise, be held in abeyance by the Transferee Company.

(c) **Partly Paid up shares:**

In respect of equity shares of the Transferor Company where calls are in arrears, without prejudice to any remedies that the Transferor Company or the Transferee Company as the case may be, shall have in this behalf, the Transferee Company shall not be bound to issue any shares of the Transferee Company (whether partly paid or otherwise) nor to confer any entitlement to such holder until such time as the calls in arrears are paid in full.

(d) **New Equity Shares subject to same terms:**

(i) The new equity shares issued and allotted by the Transferee Company in terms of this Scheme shall be subject to the provisions of the Memorandum and Articles of Association of the Transferee Company and shall inter-se rank pari passu in all respects with the then existing equity shares of the Transferee Company, including in respect of dividend, if

any, that may be declared by the Transferee Company on or after the Effective Date;

(ii) The new equity shares of the Transferee Company issued in terms of Clause 10.2 of this Scheme will be listed and/or admitted to trading on the Bombay Stock Exchange Limited and National Stock Exchange of India Limited where the shares of the Transferee Company are listed and/or admitted to trading. The Transferee Company shall enter into such arrangements and give such confirmations and/ or undertakings as may be necessary in accordance with the applicable laws or regulations for complying with the formalities of the said stock exchanges.

(e) **Obtaining of approvals:**

For the purpose of issue of equity shares to the shareholders of the Transferor Company, the Transferee Company shall, if and to the extent required, apply for and obtain the required statutory approvals and approvals of other concerned regulatory authorities for the issue and allotment by the Transferee Company of such equity shares.

(f) **Fractional Entitlement:**

No fractional certificates, entitlements or credits shall be issued or given by the Transferee Company in respect of the fractional entitlements, if any, to which the shareholders of the Transferor Company are entitled on the issue and allotment of equity shares by the Transferee Company in accordance with this Scheme. The Board of Directors of the Transferee Company shall instead consolidate all such fractional entitlements to which the shareholders of the Transferor Company may be entitled on issue and allotment of the equity shares of the Transferee Company as aforesaid and shall, without any further application, act, instrument or deed, issue and allot such fractional entitlements directly to an individual trustee or a board of trustees or a corporate trustee (the "**Trustee**"), who shall hold such fractional entitlements with all additions or accretions thereto in trust for the benefit of the respective shareholders to whom they belong and their respective heirs, executors, administrators or successors for the specific purpose of selling such fractional entitlements in the market at such price or prices and at such time or times as the Trustee may in its sole discretion decide and on such sale pay to the Transferee Company the net sale proceeds thereof and any additions and accretions, whereupon the Transferee Company shall, subject to withholding tax, if any, distribute such sale proceeds to the concerned shareholders of the Transferor Company in proportion to their respective fractional entitlements.

PART IV

ACCOUNTING TREATMENT AND DIVIDENDS

11. ACCOUNTING TREATMENT

(a) Upon the coming into effect of this Scheme and with effect from the Appointed Date, for the purpose of accounting for and dealing with the value of the assets and liabilities in the books of the Transferee Company, the fair value of the assets and Liabilities shall be determined as of the Appointed Date.

(b) As considered appropriate for the purpose of reflecting the fair value of assets and liabilities of the Transferor Company and the Transferee Company in the books of the Transferee Company on the Appointed Date, suitable effect may be given including, but not restricted to, application of uniform accounting policies and methods.

(c) The aggregate excess or deficit of value of the net assets determined as per sub-clause (a) above and the net effect of the adjustments referred in sub-clause (b) above over the paid-up value of the shares to be issued and allotted to the shareholders of the Transferor Company pursuant to this Scheme shall be transferred by the Transferee Company to its Securities Premium Account. Amounts debited to the Profit And Loss Account of the Transferee Company in connection with giving effect to this Scheme including, but not restricted to, any costs, charges, stamp duty and cancellation of shares referred to in Clause 10.3 of this Scheme may be adjusted by a corresponding transfer from the General Reserve.

12. DECLARATION OF DIVIDEND

12.1 For the avoidance of doubt it is hereby clarified that nothing in this Scheme shall prevent the Transferee Company from declaring and paying dividends, whether interim or final, to its equity shareholders as on the respective record date for the purpose of dividend.

12.2

(a) In the event that the Transferee Company declares any dividend between the date of filing of the Scheme and the Record Date, then in such event, the shareholders of the Transferor Company who are entitled to receive shares of the Transferee Company pursuant to Clause 10.2 above (the "**Transferor Company Shareholders**") shall, on the Record Date, also be eligible to receive an amount representing such dividend proportionate to the shares they are entitled to receive. For this purpose, the Transferee Company shall, at the time of declaration of dividend to its shareholders as aforesaid, reserve the amount required for payment of dividend to the Transferor Company Shareholders. The Board of Directors of the Transferee Company will declare the aforesaid reserved amount as dividend to the Transferor Company Shareholders after the Record Date and the amount set apart will be appropriated towards such declaration. For the avoidance of doubt it is clarified that no interest shall be payable by the Transferee Company to the Transferor Company Shareholders in relation to such amount to be applied towards payment of such dividend.

(b) The Transferor Company shall not make any declaration of dividend between the date of filing of this scheme and the Effective Date.

12.3 Until the coming into effect of this Scheme, the holders of equity shares of the Transferor Company and the Transferee Company shall, save as expressly provided otherwise in this Scheme, continue to enjoy their existing respective rights under their respective Articles of Association.

12.4 It is clarified that the aforesaid provisions in respect of declaration of dividends, whether interim or final, are enabling provisions only and shall not be deemed to confer any right on any member of the Transferor Company and/or the Transferee Company to demand or claim any dividends which, subject to the provisions of the Act, shall be entirely at the discretion of the respective Boards of Directors of the Transferor Company and the Transferee Company and

subject, wherever necessary, to the approval of the shareholders of the Transferor Company and the Transferee Company, respectively.

PART V

DISSOLUTION OF TRANSFEROR COMPANY AND GENERAL TERMS AND CONDITIONS

13. DISSOLUTION OF TRANSFEROR COMPANY

On the coming into effect of this Scheme, the Transferor Company shall stand dissolved without winding-up, and the Board of Directors and any committees thereof of the Transferor Company shall without any further act, instrument or deed be and stand dissolved.

14. VALIDITY OF EXISTING RESOLUTIONS, ETC.

Upon the coming into effect of this Scheme the resolutions, if any, of the Transferor Company, which are valid and subsisting on the Effective Date, shall continue to be valid and subsisting and be considered as resolutions of the Transferee Company and if any such resolutions have any monetary limits approved under the provisions of the Act, or any other applicable statutory provisions, then the said limits shall be added to the limits, if any, under like resolutions passed by the Transferee Company and shall constitute the aggregate of the said limits in the Transferee Company.

15. MODIFICATION OF SCHEME

15.1 The Transferor Company and the Transferee Company by their respective Boards of Directors or any Director/Executive authorised in that behalf (hereinafter referred to as the "**Delegate**") may assent to, or make, from time to time, any modification(s) or addition(s) to this Scheme which the High Courts or any authorities under law may deem fit to approve of or may impose and which the Board of Directors of the Transferor Company and the Transferee Company may in their discretion accept, or such modification(s) or addition(s) as the Board of Directors of the Transferor Company and the Transferee Company or as the case may be, their respective Delegate may deem fit, or required for the purpose of resolving any doubts or difficulties that may arise in carrying out this Scheme. The Transferor Company and the Transferee Company by their respective Boards of Directors or Delegates are authorised to do and execute all acts, deeds, matters and things necessary for bringing this Scheme into effect, or review the position relating to the satisfaction of the conditions of this Scheme and if necessary, waive any of such conditions (to the extent permissible under law) for bringing this Scheme into effect, and/or give such consents as may be required in terms of this Scheme. In the event that any conditions are imposed by the High Courts or any Governmental authorities, which the Board of Directors of the Transferor Company or the Transferee Company find unacceptable for any reason, then the Transferor Company and the Transferee Company shall be at liberty to withdraw the Scheme.

15.2 For the purpose of giving effect to this Scheme or to any modification(s) thereof or addition(s) thereto, the Delegates (acting jointly) of the Transferor Company and Transferee Company may give and are authorised to determine and give all such directions as are necessary for settling or removing any question of doubt or difficulty that may arise under this Scheme or in regard to the meaning or interpretation of any provision of this Scheme or implementation thereof or in any matter whatsoever connected therewith (including any question or difficulty arising in connection with any deceased or insolvent shareholders, depositors or debenture holders of the Transferor Company) or to review the position relating to the satisfaction of various conditions of this Scheme and if necessary, to waive any such conditions (to the extent permissible in law) and such determination or directions or waiver, as the case may be, shall be binding on all parties, in the same manner as if the same were specifically incorporated in this Scheme. For the avoidance of doubt it is clarified that where this Scheme requires the approval of the Board of Directors of the Transferor Company or the Transferee Company to be obtained for any matter, the same may be given through their Delegates.

16. FILING OF APPLICATIONS

The Transferor Company and the Transferee Company shall with all reasonable despatch, make and file all applications and petitions under Sections 391 to 394 and other applicable provisions of the Act before the respective High Courts having jurisdiction for sanction of this Scheme under the provisions of law, and shall apply for such approvals as may be required under law.

17. APPROVALS

The Transferee Company shall be entitled, pending the sanction of the Scheme, to apply to any governmental authority, if required, under any law for such consents and approvals which the Transferee Company may require to own the Undertaking and to carry on the business of the Transferor Company.

18. SCHEME CONDITIONAL UPON SANCTIONS, ETC.

18.1 This Scheme is conditional upon and subject to:

(a) The Scheme being agreed to by the requisite majority of the respective classes of members and/or creditors of each of the Transferor Company and of the Transferee Company as required under the Act and the requisite orders of the High Courts being obtained;

(b) Such other consents, sanctions and approvals as may be required by law in respect of the Scheme being obtained; and

(c) The certified copies of the Orders of the High Courts sanctioning this Scheme being filed with the Registrar of Companies, Gujarat and the Registrar of Companies, Maharashtra, Mumbai.

18.2 In the event of this Scheme failing to take effect finally by December 31, 2009, or by such later date as may be agreed by the respective Board of Directors of the Transferor Company and the Transferee Company or their respective Delegates, this Scheme shall become null and void and be of no effect and in that event no rights and liabilities whatsoever shall accrue to or be incurred or claimed inter-se by the parties or their shareholders or creditors or employees or any other person. In such case, each company shall bear its own costs, charges and expenses or as may be mutually agreed.

19. COSTS, CHARGES, EXPENSES AND STAMP DUTY

All costs, charges and expenses (including any taxes and duties) incurred or payable by each of the Transferor Company and Transferee Company in relation to or in connection with this Scheme and incidental to the completion of the amalgamation of the Transferor Company with the Transferee Company in pursuance of this Scheme, including stamp duty on the Orders of the High Courts, if any and to the extent applicable and payable, shall be borne and paid by the Transferee Company.

IN THE HIGH COURT OF JUDICATURE AT BOMBAY
ORDINARY ORIGINAL CIVIL JURISDICTION
COMPANY APPLICATION NO. 288 OF 2009

In the matter of the Companies Act, 1956;

-And-

In the matter of Sections 391 to 394 of the Companies Act, 1956;

-And-

In the matter of Reliance Industries Limited, a company incorporated under the Companies Act, 1956 and having its registered office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai - 400 021;

-And-

In the matter of the Scheme of Amalgamation of Reliance Petroleum Limited with Reliance Industries Limited.

Reliance Industries Limited, a company incorporated under the Companies Act, 1956, and having its registered office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai - 400 021. } ...Applicant Company

FORM OF PROXY

I/We, the undersigned Secured Creditor(s)/Debentureholder(s) of the Applicant Company hereby appoint Mr./Ms.________________ of ________________ and failing him / her Mr./Ms. ________________ of ________________ as my / our proxy, to act for me / us at the meeting of the Secured Creditor(s) (including debentureholders) of the Applicant Company to be held on **Saturday, the 4th day of April, 2009** at **12:00 noon (1200 hours)** or so soon thereafter after the conclusion of the meeting of the Equity Shareholders of the Applicant Company at **Birla Matushri Sabhagar, 19, Marine Lines, Mumbai - 400 020** for the purpose of considering and, if thought fit, approving, with or without modification(s), the Scheme of Amalgamation of Reliance Petroleum Limited (the **'Transferor Company'**) with Reliance Industries Limited (the **'Applicant Company'** or the **'Transferee Company'**) and at such meeting and at any adjournment or adjournments thereof, to vote, for me / us / and in my / our name ________________ (here, if for, insert **'for'**; if against, insert **'against'**, and in the latter case, strike out the words below after 'Scheme of Amalgamation') the said Scheme of Amalgamation, either with or without modification(s)*, as my / our proxy may approve.

** Strike out what is not necessary.*

Dated this ________ day of ____________ 2009

Name : ________________________

Address : ________________________

____

____

Affix
Re. 1
Revenue Stamp

Signature across the stamp

Signature of Secured Creditor(s) / Debentureholder(s) : ________________________

Signature of Proxy : ________________________

NOTES:

1. Please affix Revenue Stamp before putting Signature.
2. All alterations made in the Form of Proxy should be initialled.
3. Proxy must be deposited at the registered office of the Applicant Company, not later than FORTY EIGHT hours before the commencement of the meeting.
4. In case of multiple proxies, the proxy later in time shall be accepted.

ATTENDANCE SLIP

Reliance
Industries Limited

Registered Office: 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai - 400 021.

PLEASE FILL THIS ATTENDANCE SLIP AND HAND IT OVER AT THE ENTRANCE OF THE MEETING HALL.

FOR DEBENTUREHOLDERS

DP ID*		Client ID*	

No. of Debentures	

FOR OTHERS

Vendor Code	

NAME AND ADDRESS OF THE SECURED CREDITOR / DEBENTUREHOLDER / PROXY HOLDER

____

____

____

____

____

____

I hereby record my presence at the meeting of the Secured Creditors (including debentureholders) of the Company convened pursuant to the Order dated 6th March, 2009 of the Hon'ble High Court of Judicature at Bombay on **Saturday, the 4th day of April, 2009 at 12:00 noon (1200 hours)** or so soon thereafter after the conclusion of the meeting of the Equity Shareholders of the Applicant Company at Birla Matushri Sabhagar, 19, Marine Lines, Mumbai - 400 020.

SIGNATURE OF THE SECURED CREDITOR /
DEBENTUREHOLDER OR PROXY : ________________________

Note:

1. *Applicable for debentureholders holding debentures in dematerialised form.
2. Secured Creditors / Debentureholders who come to attend the meeting are requested to bring with them copy of the Scheme of Amalgamation.

BOOK-POST

(Under Certificate of Posting)

To,

If undelivered please return to:

Karvy Computershare Private Limited
(Unit : Reliance Industries Limited)
Karvy House, 46, Avenue 4, Street No.1,
Banjara Hills, Hyderabad - 500 034.

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